9

06012047

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Y Online International

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED

MAR 3 0 2006

B THOMSON FINANCIAL

FILE NO. 82- 5725 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 3/29/06

The 2005 fiscal year.
Surfing, telephony and entertainment.
Welcome to T-Online.



T··Online···

DSL tariff customers in millions (at year-end)


6
5
4
3
2
1
0
0.99
1.86
2.42
3.59
5.09
2001
2002
2003
2004
2005

Filed customers in millions (at year-end)


2.22
11.81
T-Online Deutschland
Rest of Europe

T-Online total customer numbers

In millions*	2004	2005	Change
Registered customers	13.50	**14.03**	0.53
T-Online Germany	11.43	**11.81**	0.38
DSL tariffs	3.23	4.45	1.22
Narrowband tariffs	4.95	4.06	-0.89
PAYG (usage < 30 days)	0.74	0.55	-0.19
PAYG (usage > 30 days)	2.51	2.75	0.24
Rest of Europe	2.07	**2.22**	0.15
Broadband tariffs	0.36	0.64	0.28
Narrowband tariffs	0.21	0.12	-0.09
PAYG (usage < 30 days)	0.12	0.07	-0.05
PAYG (usage > 30 days)	1.38	1.39	0.01

* Totals computed exactly and rounded to millions.

Group revenues[1,2] in EUR million


2,500
2,000
1,500
1,000
500
0
1,139.9
1,568.1
1,840.2
2,011.8
2,088.3
2000
2001
2002
2003
2004
2005

Employees (as at Dec. 31)


3,500
3,000
2,500
2,000
1,500
1,000
500
0
2,694
2,693
2,586
2,591
2,963
3,322
2000
2001
2002
2003
2004
2005

[1] Figures for 2000–2001 in accordance with German commercial law (HGB) and for 2002–2004 in accordance with IFRS.

[2] Adjusted for material nonrecurring items in 2003. Detailed information on material nonrecurring items is given on page 74.

Highlights in 2005.

- Broadband customer base up by 1.5 million DSL tariff customers.
- Strategy geared to triple play (Internet access, communications and entertainment services).
- Successful development of brand family (verticals).
- Expansion in growth markets of France and Spain.

- February 2005: Marketing launch of combined DSL packages.
- March 2005: Launch of DSL telephony.
- June 2005: Work starts on rollout of own network infrastructure in France.
- June 2005: Acquisition of network operator Albura in Spain.
- August 2005: Market launch of Gamesload.
- October 2005: Market launch of ElectronicScout24.

Five Year Summary.

EUR million	2000[1,2]	2001[1,2]	2002[3]	2003[3,6]	2004[3,6]	2005[3,6]
Net revenues						
Germany segment	745.9	1,045.8	1,445.7	1,672.0	1,794.3	1,818.1
Rest of Europe segment	52.1	95.6	124.2	170.6	230.1	285.7
Consolidation	(0.8)	(1.5)	(1.8)	(2.4)	(12.6)	(15.5)
Group	797.2	1,139.9	1,568.1	1,840.2	2,011.8	2,088.3
Gross margin	315.6	453.5	769.4	1,091.2	1,324.2	1,373.8
Gross margin (%)	39.6	39.8	49.1	59.3	65.8	65.8
EBITDA	(82.5)	(189.3)	115.4	317.7	472.3	327.8
EBITDA margin (%)	(10.3)	(16.6)	7.4	17.3	23.5	15.7
Earnings (loss) before taxes	(405.5)	(821.2)	(449.8)	(3.6)	490.5	266.0
Group net income (loss)	(405.9)	(804.1)	(492.9)	(148.5)	317.5	158.4
Earnings (loss) per share (€)	(0.32)	(0.65)	(0.40)	(0.12)	0.26	0.13
Total assets	7,042.1[5]	6,109.0	5,893.5	5,946.3	6,360.5	6,549.7
Monetary assets	3,891.5[5]	3,589.8	3,664.3	4,051.9	4,173.2	4,183.8
Shareholders' equity (with minority interests)	6,596.4[5]	5,814.0	5,519.8	5,479.5	5,783.2	5,941.9
Equity ratio (%)	93.7	95.2	93.7	92.1	90.9	90.7
Net cash provided by / used for operating activities	195.4	(195.3)[4]	213.1	455.7	421.3	258.6
Employees (average for the year)	1,873	2,702	2,512	2,618	2,921	3,231
Employees (at year end)	2,694	2,693	2,586	2,591	2,963	3,322

1 T-Online France and ya.com were acquired in the first and fourth quarters of 2000, hence figures for 2000 are not fully comparable with later years.

2 Figures in accordance with German commercial law (HGB).

3 Figures in accordance with IFRS.

4 Repayments of debts to Deutsche Telekom AG led to the negative cash flow used for operating activities in 2001.

5 Cash inflows from T-Online's IPO on April 17, 2000.

6 2003–2005 figures adjusted for material nonrecurring items. Unadjusted 2005 figures: EBITDA: EUR 373.2 million, Profit before taxes: EUR 311.4 million, Profit after taxes: EUR 203.8 million. Detailed information on material nonrecurring items is given on page 74.


musicload
congster
ELECTRONIC

We are T-Online.

We shape the Internet. A market that continues to grow at lightning pace. There are more than 10 million broadband-connections already in Germany. And that is changing the way media are used: Films are downloaded from the Internet on demand. People phone one another via broadband. Surfing, communications and entertainment via broadband—this trend is called triple play.

We are one big family: T-Online stands for the convenient path to the World Wide Web. Musicload for music downloads from the Net. The Scout marketplaces for the search for cars, consumer electronics, homes and jobs. In France, we are Club Internet, in Spain we are ya.com. We are proud of what we are—and of what we achieve.



Internet access.

The broadband megatrend—with attractive tariffs and convenient DSL combination packages, T-Online facilitates access to broadband high-speed Web surfing. The T-Online offer for getting started in the online world is rounded out by the extensive T-Online portal and numerous services, such as security packages, providing real customer benefits. Read more on the broadband market, T-Online products and an interview with Rainer Beaujean, Chairman of the Management Board of T-Online, from **page 22.**



Entertainment services.

Movies and TV series via the Internet—T-Online offers customers attractive digital entertainment. Through a media receiver such as the T-Online S100, content can also be watched on a TV screen, providing excellent entertainment convenience. With the video on demand service of T-Online, the customer becomes the programming director. Read more on entertainment services and interviews with Veronika Altmeyer, Board Member for Legal Affairs and Human Resources and Andreas Kindt, Chief Technology Officer, from **page 30.**



Communications services.

Along with information and entertainment, the Internet offers attractive communications services: With T-Online, customers can use DSL telephony to make phone calls via the Internet at very reasonable rates. Read more on communications services and an interview with Thomas Hille, the T-Online Board Member for Sales and Customer Care, from **page 36.**

Company.

:: To our shareholders

:: Strategy

Magazine.

:: Magazine





Contents.

International markets.

T-Online is represented in the growth markets of France and Spain through the brands Club Internet and ya.com. The foreign subsidiaries are being firmly aligned with the triple-play megatrend combining Internet access, entertainment and communications. In both markets, the company has made investments in a modern infrastructure. Read more on the international subsidiaries and an interview with Jens Becker, T-Online's Chief Financial Officer, from **page 40.**

Brands, subsidiaries and associates.

With its own brands such as Musicload, the T-Online Group is taking aim at young, appealing growth markets in the Internet sector. The Musicload success story is the shining example. Other attractive members of the T-Online family of brands include Scout24 in the online marketplace segment. Read more on the so-called verticals and an interview with Burkhard Graßmann, Board Member for Marketing, from **page 44.**

Financial report.

Letter to our shareholders.



Rainer Beaujean, Chairman of the Board of Management of T-Online International AG

Dear shareholders,

During the past year, the number of broadband connections in Germany increased by an estimated 3.8 million[1]. This marked yet another sharp rise in demand compared with the previous year, and is very good news for the entire industry—especially for T-Online. However, the competitive environment and the battle for broadband customers in the past year were tougher than ever before.

In the spring, our competitors offered unlimited Internet access at very low prices, sometimes sharply cutting prices at very short notice. But we immediately adopted a flexible approach to these developments and took decisive action—in the form of very simple tariffs. And by expanding our range of offerings. And by focusing particularly on the quality and security of our products. We are convinced: Quality will win out in the end, and the only place where cut-rate operators can survive in our business in the long term will be in a few niches.

This approach served as the basis for convincingly mapping out fiscal 2005. More than half of all customers who ordered a T-DSL line also opted for T-Online as their Internet service provider.

One reason for their choice is that they see T-Online as an innovative provider. We are just as energetic in pushing forward the development of our industry as we are in our response to challenges in the market.

In the coming years, the focus here will be on triple play—in other words the combination of Internet access, communications and entertainment through a single DSL line. I am convinced that triple play will not only significantly change our industry, but also the media business and the consumer electronics sector. At T-Online, we are sure that in the coming years this innovative field is where the stage will be set for the future. The culmination of this development will be the vision of the wireless, digitally networked home.

[1] Federal Network Agency: "Tätigkeitsbericht 2004/2005" (report on activities 2004/2005), 12/2005.

Consistent implementation of strategic initiatives.

Your company worked hard during the past year, as the customer figures clearly demonstrate. In a fiercely contested competitive environment, we ensured our success by consistently implementing what we announced in our modified strategy at the end of 2004.

We continued the successful development of our business in line with three main thrusts: Our core business of Internet access, which opens up triple-play opportunities, the further evolution of our family of brands, and the expansion of our international business in France and Spain.

In our core business, we started with the marketing of combined packages in February 2005. We offer customers everything they need to experience the broadband Internet: Internet access, the right tariff, the hardware they need and, if desired, a wide range of additional products and services. In addition, we continued to move toward triple play, launching DSL telephony and thus broadening our product offerings. We are now positioned in the market with an extensive selection of products, with attractive choices for customers who wish to complement broadband access with DSL telephony and digital entertainment content.

With the development of our other brands—the so-called verticals—we have also vigorously pursued young, new growth segments. For example, inspired by the success of Musicload in the music download segment, we entered the high-potential online games market with Gamesload in the reporting year.

And, finally, we have taken large steps forward with our international activities. In the dynamically growing markets in France and Spain we are establishing our own network infrastructures. In France T-Online is building its new infrastructure with the latest generation of network technology. This will enable T-Online to exercise direct control over the quality and service standards of its own products and hence set itself apart from its competitors. In Spain, we have acquired a network structure of our own through the takeover of Albura, thus laying the foundation for further growth. These were key steps for the company on the way to securing a long-term position as an innovation leader in the international broadband market.

As the above developments show, both in its home market of Germany and in the important European markets of France and Spain, T-Online has already largely achieved its objective of clearly aligning itself with a triple play strategy, comprising Internet access, communications and entertainment services.

Strong increase in number of DSL customers.

In the fiercely competitive broadband market, the first order of business is to create customer loyalty through strong product offerings. The 2005 figures delivered a resounding confirmation: T-Online succeeded in signing up 1.2 million new DSL tariff customers in Germany. At the end of the year, we had more than 5 million DSL tariff customers across the Group, including 4.45 million in Germany and 0.64 million in the rest of Europe. The driving force behind this growth in the customer base was our consistent positioning in the competitive environment.

T-Online's positive performance is also reflected in the key financial indicators. T-Online Group revenues in 2005 were up 3.8 percent compared with the prior year to EUR 2.1 billion despite several price reductions in Internet access rates, particularly in connection with the restructuring of the DSL tariff portfolio. The largest share was contributed by the Germany segment, which reported revenues of EUR 1.8 billion. Reflecting the expansion strategy in France and Spain, revenues in the Rest of Europe segment increased by nearly 25 percent.

Despite a much tougher competitive environment and massive price reductions in DSL tariffs which slowed down revenue growth, T-Online exceeded its own earnings targets in 2005, with Group EBITDA of EUR 373.2 million and profit after taxes of EUR 203.8 million.

Share price trend and planned merger with Deutsche Telekom.

The price of T-Online's stock moved within a range between EUR 8 and EUR 9 over the course of the year, with trading volumes remaining moderate for the most part. In view of the upward trend in the stock market indices, we are not satisfied with this performance. The share price trend was also particularly influenced by the planned merger of T-Online International AG with Deutsche Telekom AG. Since the announcement of the planned merger, movements in the price of T-Online stock have strongly correlated with those of Deutsche Telekom AG stock.

The planned merger with Deutsche Telekom (see page 21) is necessary from T-Online's standpoint in particular to ensure that we can provide our customers with optimum service. The reason for this is that our customers increasingly expect a one-stop shop covering all their needs—a concept that T-Online can realize only in cooperation with Deutsche Telekom. Together, T-Online and Deutsche Telekom can offer an ideal portfolio from the customers' point of view and achieve much more than they could by themselves. For us, the merger with Deutsche Telekom is a growth-driven merger. It is of significant importance for our future from a business perspective.

Launch of DSL telephony, expansion of digital entertainment offerings.

In 2005, we concentrated primarily on implementing our strategy—and succeeded! An important step for T-Online was above all the launch of DSL telephony. It is a key element in our customer-oriented triple-play strategy. We launched the service to coincide with the CeBIT trade fair in the spring and have since then worked actively to develop it. Interesting marketing models such as a flat rate plan for DSL telephony have helped to achieve a strong market position for this product offering. We call the combined offer of Internet access and DSL telephony our "double play"—an intermediate step on the way to triple play.

Alongside broadband access and DSL telephony, T-Online also offers outstanding content. We remain convinced that the focus of Internet usage is shifting toward entertainment. The network is no longer delivering movies, music and games only to PCs but also increasingly to televisions via set-top boxes.

With its "T-Online Vision" product, T-Online has been active in this area for some years now—with a well-stocked online video store for which we signed up additional strong partners in 2005. In the year under review, we also launched our first set-top box, the "T-Online S100," which delivers our entertainment content to TV sets.

From the Internet to the set-top box to the television—this is the path we take with German Bundesliga professional soccer league matches, for example. Customers of the T-Online Bundesliga Insider service can view summaries of games played by their favorite team on demand. No other provider can draw on comparable experience.

It has been and will remain our strategy to enter key markets and address hot topics at an early stage to gather experience and reap above-average profits from the growth of new products.

A successful example of this approach is our Musicload service, one of Germany's leaders in the legal download sector. The decisive factors: plenty of tracks to choose from at attractive prices, coupled with ease and convenience geared to maximum usability. It was above all this user-friendliness that was cited by Stiftung Warentest, the consumer watchdog, in its report naming Musicload the best among several comparable services tested in December 2005. It was above all this user-friendliness that prompted German consumer watchdog Stiftung Warentest to vote Musicload test winner from among 12 providers of commercial music downloads with a German-language Web site in December 2005.

Naturally Musicload benefits from the accumulated knowledge on user guidance and Web page design in T-Online portal business. According to data gathered by AGOF, a German online research institute, traffic on our www.t-online.de portal was up significantly again last year. We are adapting this portal to meet customer expectations. As a first step, we rebuilt it somewhat in 2005 and introduced personalized services. Our users can now set up the page to match their individual preferences. We will continue with further developments in this direction. The T-Online portal and the new T-Online 6.0 software are two areas where we have moved forward.

Further evolution of the T-Online family of brands.

The business of our Group is also expanding in our family of brands. In the description of our strategy, I have already mentioned the verticals. These are offerings such as Musicload, which perfectly match individual markets, where they also gain access to new target groups for the Group as a whole. This area will become even more important in the future.

Alongside Musicload we launched Gamesload in the past year—a portal where gaming enthusiasts can download computer games. We are market makers in this area and are positioning ourselves in a young growth segment.

Musicload and Gamesload are just two of the brands we have positioned next to our T-Online core brand. This family of brands includes other established brands for specific business segments that are performing very well.

One example is the Scout24 Group, a leader among online classified advertising markets. In addition to the established offerings such as AutoScout24 or Immobilien-Scout24, we launched ElectronicScout24, a sales platform for consumer electronics, telecommunications, computers and home appliances, in time for the Christmas season. In the online advertising market, InteractiveMedia is among the dominant participants. The strong growth in online advertising last year is expected to continue in 2006. And finally, with Congster, T-Online owns a brand that offers pure Internet access at very affordable prices.

All in all, this adds up to a very strong family of brands under the T-Online roof that leaves us well placed among our competitors.

Those who are strong are under an obligation to help. We embrace our responsibility as a member of society—and are active above all in the areas of science, culture and social affairs. In our home region of Rhine-Main, for instance, we support the Senckenberg Museum in Frankfurt, one of Europe's major natural history museums. We are involved in fighting child poverty and hunger with the association "Children for a better world." We cooperate with the Städelschule art academy in Frankfurt on the interface between culture and science. And we are in partnership with the Darmstadt University of Applied Sciences, where we focus on the interchange of scientific research and practical working experience.

A future driven by innovation.

Dear shareholders,

During the past year, T-Online celebrated its tenth birthday. Adaptability coupled with the relentless search for new ideas and technologies have driven the company forward. They are indispensable when it comes to competing successfully in the market—and serve as the catalyst for an incessant flow of new innovations.

In 2006, the focus will be on providing significantly faster broadband Internet. Bandwidths of up to 50 Mbit/s are being set up and readied for activation during the current months. The study "Deutschland Online 3" concluded that, by 2010, the average bandwidth of an Internet connection will be faster than 11 Mbit/s: 11 times as fast as today. This will make media use at home even more convenient.

A powerful network of this kind will call for innovative applications. The key innovation is triple play—we are convinced of this and are acting accordingly. T-Online will offer the right products and services for this fast, new broadband world—including offerings that build bridges to other sectors such as the entertainment industry or conventional telecommunications. In addition, we will continue to consistently implement our strategy: We will keep investing in France and Spain. We will launch market-ready triple-play offerings. And, of course, we will continue placing the highest priority on quality and security!

Our success here depends above all on the performance of the people at T-Online. I regularly sit down face to face with employees. At all of these meetings, I am repeatedly impressed by our employees' very high level of motivation and enthusiasm. I would like to take this opportunity to express my gratitude for this dedication and commitment, also on behalf of the entire Board of Management of T-Online. For this reason—and also as a way of presenting to you the people who make up part of "Team T-Online"—we have again made our colleagues the visual focus of our annual report this year.

And you, dear shareholders, are also part of this team. In conclusion, I would therefore like to express the thanks you deserve for placing your trust in T-Online.

Yours,

R. Beaujean

Rainer Beaujean

Management Board of T-Online International AG.

Pictured from front to back:

Rainer Beaujean | born in 1968—served in a variety of roles at Deutsche Telekom AG's Finance and Controlling, including as head of controlling for all of Deutsche Telekom's foreign affiliates // Chief Financial Officer at T-Online since October 1, 2000, Chief Executive Officer at T-Online since October 1, 2004.

Veronika Altmeyer | born in 1952—served at Deutsche Bundespost, the Federal Ministry of Posts and Telecommunications as well as the Central Executive Committee of the post and telecommunications labor union Deutsche Postgewerkschaft // Director of Personnel at T-Nova // Member of the Board in charge of T-Online's Human Resources and Legal divisions since December 1, 2000.

Burkhard Graßmann | born in 1966—served in sales roles at Hamburg-Mannheimer Sachversicherungs-AG insurance company, Expo 2000 Hannover GmbH and Deutsche Telekom AG // Chief Marketing Officer at T-Online since October 1, 2000.

Jens Becker | born in 1967—held various positions at Deutsche Telekom AG, including as Head of Finance at the billing & collection unit // Chief Financial Officer at T-Online since October 1, 2004.

Andreas Kindt | born in 1964—served at Nixdorf Computer AG, Detecon GmbH // head of Berkom // Executive Officer at T-Nova // Chief Technology Officer at T-Online since January 1, 2002.

Thomas Hille | born in 1954—served as Marketing Director for Europe at Grundig AG and CMO at Leica Camera AG // head of Public Telecommunications at Deutsche Telekom AG // Board Member for Sales and Customer Care at T-Online since March 15, 2003.





Supervisory Board.

Shareholder representatives.

:: **Kai-Uwe Ricke**
Chairman since September 11, 2002 (Member of the Supervisory Board since February 25, 2001 and Deputy Chairman December 5, 2001 - September 10, 2002)
Chief Executive Officer of Deutsche Telekom AG, Bonn (since November 15, 2002)

:: **Dr. Karl-Gerhard Eick**
(Since February 25, 2000)
Member of the Board of Management of Deutsche Telekom AG responsible for Finance and Controlling

:: **Dr. Heinz Klinkhammer**
(Since February 7, 2003)
Member of the Board of Management of Deutsche Telekom AG responsible for Human Resources

:: **Dieter Cazzonelli**
(Since December 10, 2003)
Head of the Tax Dept., Deutsche Telekom AG, Bonn

:: **Dr. Eberhardt Rolle**
(Since June 13, 2000)
Former Ministerial Director, German Federal Ministry of Finance, Berlin

:: **Fabrice Sergent**
(Since May 21, 2003)
Directeur Général Lagardère Active Broadband

Employee representatives.

:: **Viola Jackson**
(Since September 13, 2000)
Chairwoman of the Works Council, T-Online International AG, Darmstadt

:: **Reinhard Hoch**
(March 20, 2000 - January 6, 2005)
Mid-Franconia district of the united services sector trade union "ver.di"

:: **Anja Schiller**
(Since January 6, 2005)
Hesse state section of the united services sector trade union "ver.di"

:: **Christoph Heil**
(Since August 19, 2004; Deputy Chairman of the Supervisory Board since September 4, 2004)
ver.di national headquarters, Berlin

:: **Monika Kusz**
(Since March 8, 2002)
Chairwoman of the Works Council of the Oldenburg Service and Technical Center

:: **Stefanie Waehlert**
(Since May 21, 2003)
Executive employee, T-Online International AG, Darmstadt

:: **Udo Wilfert**
(Since May 21, 2003)
Central Works Council Chairman at T-Online International AG, Darmstadt



Report of the Supervisory Board.

Kai-Uwe Ricke, Chairman of the Supervisory Board
T-Online International AG

In 2005, T-Online continued with the systematic development of its tariff portfolio in line with market needs and successfully defended its strong market position in the face of increasingly fierce competition. It rigorously held its strategic position as an innovative and sustained force in the dynamic broadband market. By launching voice over IP (VoIP)-based DSL telephony and expanding its digital entertainment range, T-Online has moved significantly closer to its goal of offering triple-play packages that combine Internet access with entertainment and communications services.

Supervisory Board activities in 2005.

In accordance with legal requirements, the Board of Management provided the Supervisory Board with regular written and verbal reports on the Company's plans, its business progress and significant commercial transactions affecting T-Online and its material subsidiaries and shareholdings. The Company's current situation was reviewed by the Supervisory Board on a regular basis. Decisions of fundamental importance were submitted to the Supervisory Board for examination and approval. The issues involved were discussed in depth with the Board of Management at ten Supervisory Board meetings. As in 2004, Supervisory Board activities in 2005 focused on the planned merger between T-Online International AG and Deutsche Telekom AG.

Other notable issues discussed and examined by the Supervisory Board included:

- Growth in the broadband customer base; the broadband promotion drive
- The new DSL tariff portfolio
- Enhancing the triple-play strategy (combining Internet access with communications services and entertainment)
- Expansion and enhancement of the product portfolio (including the ElectronicScout24 online marketplace, Gamesload, Musicload and the T-Online Media Receiver)
- Build-up of network infrastructure in France, acquisition of Albura, a Spanish network operator
- Key aspects of human resources policy and impact of the Company's further development on the workforce
- Implementation of the German Corporate Governance Code
- Adoption of a resolution approving the merger agreement
- Adoption of a resolution to apply for release proceedings under the German Reorganization Act

The Supervisory Board of T-Online focused particularly intensively on the process surrounding the merger with Deutsche Telekom. Members of the Supervisory Board were kept abreast of the status of valuation work performed by T-Online's appointed auditors. At its meeting of January 25, 2005, the Supervisory Board noted with approval the common understanding between the T-Online and Deutsche Telekom management boards on a value range for the exchange ratio following examination of it. At its March 8 meeting, the Supervisory Board passed a resolution approving the merger agreement between T-Online International AG and Deutsche Telekom AG together with the final exchange ratio.

At its meeting of June 28, 2005, the Supervisory Board adopted a resolution that it would oppose lawsuits seeking to challenge and annul the Shareholders' Meeting resolution of March 8, 2005 on the merger agreement between T-Online International AG and Deutsche Telekom AG.

At its meeting of August 9, 2005, the Supervisory Board resolved to file an application with the Darmstadt regional court for release proceedings under Section 16 (3) of the German Reorganization Act (Umwandlungsgesetz), asking the Court to rule that the merger could be recorded in the Commercial Register despite the actions brought to challenge and annul the merger resolution. The Court turned down the application on November 29. At its December 8 meeting, the Supervisory Board resolved to file an immediate appeal with the higher regional court in Frankfurt, challenging the Darmstadt court's decision.

In a ruling issued on February 8, 2006, the higher regional court in Frankfurt am Main upheld the complaint filed by T-Online. The ruling reverses the decision of the Darmstadt regional court and states that the lawsuits underlying the dispute do not represent an impediment to the merger with Deutsche Telekom AG being recorded in the Commercial Register. The higher regional court stated that judicial review applications may be filed against its ruling.

Supervisory Board committees.

The Supervisory Board has set up a number of committees to enhance the efficiency of its work and meet specific needs within T-Online International AG. Each of the committees is constituted on an equal representation basis:

The **Presiding Committee** is responsible for preparing meetings and important decisions of the Supervisory Board and for Board of Management appointments. The Committee is composed of Dr. Heinz Klinkhammer, Christoph Heil, Udo Wilfert and Kai-Uwe Ricke (Committee Chairman).

The **Finance and Audit Committee** deals with issues relating to financial reporting and risk management, the prescribed auditor neutrality, awarding audit contracts to auditors, and determining audit focal points and fees. Its current members are Dr. Karl-Gerhard Eick (Committee Chairman), Dr. Eberhardt Rolle, Monika Kusz and Viola Jackson.

The **Mediation Committee**, required under Sec. 27(3) of the German Codetermination Act (MitbestG), performs the duties assigned to it by law. The present Committee comprises Dr. Heinz Klinkhammer, Christoph Heil, Udo Wilfert and Kai-Uwe Ricke (Committee Chairman).

The Supervisory Board was kept informed by the committee chairmen regarding topics discussed at committee meetings and their outcomes.

Meetings and attendance.

Supervisory Board meetings were prepared as a rule by the Presiding Committee (in nine meetings) and the Finance and Audit Committee (in six). The Mediation Committee did not meet in 2005. There are no disclosures to be made regarding frequency of attendance at meetings by members of the Supervisory Board.

Conflicts of interest.

Supervisory Board members must disclose any conflicts of interest to the Supervisory Board, and specifically any that may arise from consultancy work for or membership on the boards of companies trading with T-Online. There were no such conflicts of interest involving Supervisory Board members in the 2005 fiscal year.

Corporate governance.

In all their activities, the Supervisory Board and Board of Management recognize that good corporate governance giving due consideration to shareholder and capital market interests is a key factor of corporate success. The required Declaration of Compliance with the German Corporate Governance Code (as amended) was issued by the Board of Management and Supervisory Board in December 2005. In accordance with Section 3.10 of the Code, the Company's corporate governance is described in greater detail in a dedicated section of this annual report on page 14.

Board of Management composition.

There were no changes on the Board of Management in 2005.

Supervisory Board composition.

Shareholder representatives.

There were no changes among the shareholder representatives on the Supervisory Board in 2005..

Employee representatives.

On the employee side, Reinhard Hoch retired from the Supervisory Board effective January 6, 2005. Anja Schiller of the ver.di trade union was appointed as his successor by court order effective January 6, 2005 pursuant to Section 104(1) of the Stock Corporations Act. This was already reported in 2004.

Kai-Uwe Ricke remains Chairman of the Supervisory Board. His deputy is Christoph Heil.

Audit of the 2005 annual and consolidated financial statements.

The Supervisory Board was duly informed regarding the annual financial statements prepared and promptly submitted by the Board of Management, the exempting consolidated financial statements in accordance with Section 315a of the German Commercial Code (HGB), the Company and Group Management Report, the associated audit opinions and the Company's risk situation.

The appointed auditors, PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft of Frankfurt am Main, audited T-Online International AG's annual financial statements and consolidated financial statements for the year ended December 31, 2005 and the Company and Group Management Report for the financial year 2005, including the accounting records, as required by law. The auditor issued an unqualified auditor's opinion. The auditor also reported in person to the Supervisory Board meeting on February 20, 2006 and to the preparatory meeting of the Finance and Audit Committee.

The Supervisory Board noted the audit opinion at the same meeting and raised no objections. In accordance with Section 171 of the German Stock Corporations Act (AktG), the Supervisory Board examined the annual financial statements, consolidated financial statements, the Management Report and the proposal for appropriation of T-Online International AG's net income available for distribution. The annual financial statements have thus been formally adopted and the consolidated financial statements approved. The Supervisory Board endorsed the Board of Management proposal for the appropriation of net income available for distribution.

PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft also audited the Board of Management report disclosing relations with affiliated companies (Dependent Company Report) required by Section 312 of the Stock Corporations Act. The auditors reported their findings and issued an auditors' opinion as follows:

"Based on the results of our statutory audit and assessment, we hereby confirm that

1. The factual information contained in the report is correct;
2. The compensation rendered by the Company in respect of the transactions listed in the report was not unduly high, or any disadvantageous aspects were counterbalanced;
3. With regard to the measures listed in the report, there are no circumstances which would justify any assessment differing substantially from that made by the Board of Management."

The Supervisory Board has examined the Board of Management report disclosing relations with affiliated companies. It concurs with the Board of Management's final statement contained in the report and with the results of the audit conducted by PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft.

The Supervisory Board would like to thank all members of staff and members of the Board of Management for their dutiful commitment to the good of the Company, its customers and its shareholders.

Darmstadt on February 20, 2006
On behalf of the Supervisory Board

Kai-Uwe Ricke
Chairman

Corporate governance report.

Corporate governance stands for responsible management and supervision of T-Online International AG, geared to value growth. The recommendations and suggestions laid down in the German Corporate Governance Code (DCGK) serve to foster trust in the management and supervision of the company on the part of investors, customers, employees and the general public. Compliance with the corporate governance principles was again a top priority at T-Online International AG in 2005, and will remain so in the future.

Pursuant to Item 3.10 of the German Corporate Governance Code, the Company hereby issues the following report on its corporate governance:

The Corporate Governance Code was issued during the 2002 financial year and amended in 2003 and 2005. To a large extent, T-Online International AG was already in compliance with the recommendations when the Code first came into force. The Board of Management and the Supervisory Board have given their close attention to the content of the latest version of the Code. They resolved that the Company would depart from the Code's recommendations on only one point.

In December 2005, the Board of Management and Supervisory Board of T-Online International AG made the following Declaration of Compliance with the Corporate Governance Code:

"I. As required by Article 161 of the German Stock Corporation Act (AktG), the Board of Management and Supervisory Board of T-Online International AG hereby declare that the recommendations of the Government Commission for a German Corporate Governance Code published by the Federal Ministry of Justice in the official section of the electronic Federal Gazette on July 4, 2003 have been complied with since the last declaration of compliance submitted in December 2004, except as stated below.

Section 7.1.4 of the German Corporate Governance Code has not been applied. T-Online publishes a list of companies in which it holds shares, stating the name and headquarters of the company, the amount of the shareholding and the amount of equity in each case.

II. The Board of Management and Supervisory Board of T-Online International AG hereby declare that the recommendations of the German Corporate Governance Code published by the Federal Ministry of Justice on July 20, 2005, in the official section of the electronic Federal Gazette are complied with except as stated below.

Section 7.1.4 of the German Corporate Governance Code is not applied. T-Online publishes a list of companies in which it holds shares, stating the name and headquarters of the company, the amount of the shareholding and the amount of equity in each case."

The Declaration of Compliance can also be viewed on the Web site of T-Online International AG (www.t-online.net/c/05/69/72/569726.html) under English/Investor Relations/Corporate Governance/Declaration of Compliance.

Online information and services for T-Online International AG shareholders.

T-Online International AG is committed to providing its shareholders with comprehensive information. For this purpose, the Company regularly informs shareholders of key upcoming dates by way of the Financial Calendar on its Web site (www.t-online.net). In addition, T-Online publishes important and extensive information for investors in German and English on the corporate Web site.

To make it easier for shareholders to exercise their rights at the annual Shareholders' Meeting, they may vote in person, by personally appointed proxy or through a Company-appointed proxy bound by the shareholder's instructions. Shareholders were able to issue proxy voting instructions online in advance of the meeting on April 28/29, 2005. The entire proceedings of the Shareholders' Meeting was made available as a live webcast. These possibilities will also be available to shareholders of T-Online International AG at the upcoming Shareholders' Meeting.

Board of Management and Supervisory Board in close contact.

In the interest of the Company, the Board of Management and the Supervisory Board work closely together. The Board of Management provides the Supervisory Board with regular, timely and comprehensive information on all issues relevant to the Company in the fields of planning, strategic development, business performance and the situation of the Group, including the risk situation and risk management. The Board of Management has provided detailed information on the reasons for any deviation of business performance from the plans, budgets and objectives. The Board of Management provides regular (written) reports to the Supervisory Board pursuant to Section 90 of the German Stock Corporation Act.

The Supervisory Board is involved in decisions on significant business transactions. Decisions requiring the consent of the Supervisory Board are specified in the Company's Articles of Incorporation and the rules of procedure for the Supervisory Board and the Board of Management.

T-Online International AG has taken out directors' and officers' (D&O) insurance coverage incorporating an appropriate deductible for which members of the Board of Management and Supervisory Board of T-Online International AG are personally liable.

Preventing conflicts of interest.

Members of T-Online International AG's Board of Management and Supervisory Board disclose any conflicts of interest to the Supervisory Board without delay.

With the approval of the Supervisory Board, the T-Online International AG Board of Management members Burkhard Graßmann and Andreas Kindt assumed additional duties with the T-Com division of Deutsche Telekom as of June 21, 2006. Any matters that could result in an apparent conflict of interests were discussed by the T-Online International AG Board of Management, meeting in plenary session, and the Board's decisions on such matters were implemented to preclude any such possible conflict of interest.

No conflicts of interest arose for members of the Board of Management or Supervisory Board during the year under review.

Board of Management and Supervisory Board compensation.

The compensation paid to the members of the Board of Management consists of a fixed component and a variable component:

The variable component is performance-linked, and is determined on the basis of the objectives agreed between the Supervisory Board's Presiding Committee and the members of the Board of Management together with the Presiding Committee's determination after the close of the financial year as to whether the Board members have attained those objectives.

As an additional component of the variable compensation, the Board of Management members receive a mid-term incentive based on the Company's long-term performance. This mid-term incentive is payable for the first time in 2007 provided that the performance criteria are met.

The Supervisory Board's Presiding Committee reviews the compensation system for the Board of Management on a regular basis and assesses whether compensation is appropriate.

The basic principles governing the compensation system and the compensation paid to each member of the Board of Management for the 2005 financial year, subdivided into fixed, performance-related and long-term incentive components, are disclosed in the Notes to the Consolidated Financial Statements in Note 41.

The compensation system for Supervisory Board members was defined in compliance with the provisions of the German Corporate Governance Code and is regulated in Section 13 of the Company's Articles of Incorporation. In addition to a EUR 200 attendance fee for each meeting, Supervisory Board members receive fixed compensation of EUR 10,000 plus performance-based annual remuneration and additional performance-based annual remuneration on a long-term incentive basis. The Chairman of the Supervisory Board receives two times and the Deputy Chairman one-and-a-half times this amount. A member's compensation is increased by a factor of 0.5 for each committee to which the member belongs and for each committee chaired.

The shareholder representatives on the Supervisory Board of T-Online International AG who belong to Deutsche Telekom AG have waived their entitlement to any separate compensation as in past years.

The compensation paid to each Supervisory Board member for the 2005 financial year is disclosed in the Notes to the Consolidated Financial Statements on page 132 under Note 41.

Composition of the Supervisory Board.

The Supervisory Board of T-Online International AG is made up of twelve members, comprising six shareholder representatives and six employee representatives. Shareholder representatives on the Supervisory Board are elected by the Shareholders' Meeting. The employee representatives are nominated in accordance with the provisions of the Codetermination Act.

In compliance with the recommendation in Item 5.3.2 of the German Corporate Governance Code, the Chairman of the Finance and Audit Committee of T-Online International AG, Dr. Karl-Gerhard Eick, has specialist knowledge and experience in the application of accounting principles and internal control processes.

Details of changes in the Supervisory Board during 2005 are given in the Report of the Supervisory Board to the Shareholders' Meeting on pages 11 to 13 of this annual report.

Activities of the Supervisory Board.

The Supervisory Board monitors and advises the Board of Management in running the Company. The Supervisory Board must be involved in decisions of fundamental significance to the Company subject to approval by the Supervisory Board according to the rules of procedure for the Board of Management and the Supervisory Board.

A substantial share of the activities of the Supervisory Board is performed by the Presiding Committee, the Finance and Audit Committee and a Mediation Committee.

The Presiding Committee, whose four members include two shareholder representatives, including the Chairman of the Supervisory Board, and two employee representatives, is responsible for decisions regarding the signing, alteration and termination of contracts with members of the Board of Management and regarding consent for outside activities. In addition, it makes recommendations to the Supervisory Board for the appointment and removal of members of the Board of Management and the signing of contracts with members of the Supervisory Board as set out in Section 114 of the German Stock Corporation Act.

The Finance and Audit Committee likewise has four members appointed on the basis of equal representation. Its primary duty is reviewing the annual and consolidated financial statements, the Management Report and the proposal on the appropriation of net income available for distribution. The committee is also responsible for commissioning the auditors elected by the Shareholders' Meeting, stipulating specific points of emphasis for the audit, and determining the fee to be paid. It also monitors auditor neutrality.

The Mediation Committee is responsible for carrying out the duties set out in the first sentence of Section 31(3) of the Codetermination Act. In accordance with Section 27(3) of the Codetermination Act, the Mediation Committee consists of the Chairman of the Supervisory Board, his deputy, a shareholder representative and an employee representative.

The efficiency with which the Supervisory Board ran its activities was examined in an internal evaluation at the end of the 2005 financial year.

The Supervisory Board discussed the question of the adequate number of independent Supervisory Board members and, in an overall evaluative examination of this issue, concluded that the Supervisory Board of T-Online International AG has an adequate number of independent members.

Additional information on the activities of the Supervisory Board in 2005 is given in the Report of the Supervisory Board printed on pages 11 to 13 of the 2005 Annual Report.

Risk management.

T-Online International AG has a risk management system appropriate to the Company's strategic orientation. Through the risk management system, the principles, guidelines, processes and responsibilities have been laid down and established so as to ensure early identification of risk and provide reliable information on the Company's risk situation at all times.

Details of the risk management system of T-Online International AG are given in the 2005 Group Management Report on page 83.

Transparency.

Our shareholders and all capital market participants are kept informed about the Company's situation, any major business matters affecting it and its current performance through regular, open and timely communication. In this way, T-Online International AG ensures that our shareholders and all capital market participants have access to the same information at the same time.

All press releases and ad-hoc disclosures, quarterly reports, annual reports, information on semi-annual analysts' and press conferences as well as information on implementation of the German Corporate Governance Code are published on the Company's Web site. Dates of upcoming regular reports are given in the Financial Calendar under www.t-online.net/Investor Relations/Dates (http://www.t-online.net/c/05/69/03/569030.html).

Section 15a of the German Securities Trading Act (WpHG) stipulates that members of T-Online's Board of Management and Supervisory Board must disclose any purchases or sales of shares in T-Online or the parent company. No such transactions were reported to the Company in 2005.

Above and beyond the requirements of Section 15a (WpHG), T-Online International AG has established its own insider trading directive governing trading in the Group's securities by members of the governing bodies or employees, which ensures the necessary level of transparency.

In accordance with Item 6.6 of the German Corporate Governance Code, the Company must disclose ownership of shares by members of the Board of Management and Supervisory Board exceeding 1 percent of the shares issued by the Company. However, this was not the case at the end of the 2005 financial year.

T-Online International AG took all required measures without delay to meet the requirements of the Investor Protection Improvement Act (AnSVG). In particular, the Company maintains an insider list including all persons specified as relevant under the provisions of the Act.

Information on stock option programs and similar incentive systems.

a. Stock option plans 2000 and 2001.

In 2000, T-Online International AG granted stock options to certain employees for the first time. Based on the authorization of the Shareholders' Meeting of March 2000, T-Online granted participants in the plan 214,473 options covering 214,473 shares at a subscription price of EUR 37.65. These options expired on July 6, 2005. None of the options granted under the 2000 stock option plan were exercised by the expiry date. It was possible to exercise the options only if both the absolute and relative performance targets were met at least once during the period from July 7, 2002 to July 6, 2005. To fulfill the absolute performance target, the 30-day moving average of T-Online's closing stock price in Deutsche Börse AG's Xetra electronic trading system would have had to exceed the pre-determined strike price by more than 40 percent.

To pave the way for the 2001 stock option plan, the Ordinary Shareholders' Meeting of T-Online International AG on May 30, 2001 voted to increase the value of the Company's contingent capital and authorized the Supervisory Board to issue options to members of the Board of Management, and also authorized the Board of Management to issue these options to senior management below board level. The 2001 stock option plan was established as a premium-priced plan. For an option to be exercised, the strike price must be paid, which is equal to 125 percent of a reference stock price. The reference price is the unweighted average closing price of T-Online's stock in Deutsche Börse AG Xetra trading at the Frankfurt Stock Exchange (or on any successor trading system) on the 30 trading days immediately preceding granting of the option. The options were granted for 2001 and 2002 in annual tranches. The options expire 10 years after their issue date.

b. Mid-term incentive plans 2004 and 2005.

Within the framework of total compensation, the members of the Board of Management and senior executives at T-Online were able to take part in the Mid-Term Incentive Plan (MTIP) for the first time in 2004. The MTIP is a long-term, cash-based compensation instrument used throughout the Group. It is deemed an element of compensation with a long-term incentive effect because of the annual rolling issue of the plan, intended to continue for five years. Each individual MTIP has a three-year term. The

MTIP provides for two stock-based, additive and equally weighted success criteria. Once launched, each MTIP retains its success criteria unchanged for its entire term.

For the 2004 financial year, one absolute and one relative target were set as performance parameters for the plan: The absolute target is an increase in the price of T-Online stock of at least 30 percent by the end of the plan period (Dec. 31, 2006). The price is defined for these purposes as the unweighted average closing price of T-Online stock, over the 20 stock market trading days preceding the beginning and end of the plan, in the Xetra electronic trading system operated by Deutsche Börse AG, Frankfurt am Main. The relative target compares the T-Online stock price with the performance of a benchmark index (TecDAX) over the same period. The basis for measuring target achievement is the unweighted average closing price of T-Online's stock in Deutsche Börse AG Xetra trading at the Frankfurt Stock Exchange and of the TecDAX Index.

The MTIP offers all qualifying persons the opportunity to reach an incentive volume of 15 percent (by exceeding one target) or 30 percent (by exceeding both targets) of their own contractually agreed target salary (basic compensation plus variable compensation in the case of 100 percent target achievement). If neither target is reached, then no incentive payment will be made.

The same parameters for success apply to the plan issued in the 2005 financial year (end of plan: Dec. 31, 2007). The full incentive will again be a maximum of 30 percent of the participant's contractually agreed target salary.

Additional information on the 2000 and 2001 stock option plans and the 2004 and 2005 MTIPs is provided in the Notes to the Consolidated Financial Statements under Note 27.

Financial reporting and auditing.

Commencing with the 2003 financial year, the consolidated financial statements of T-Online International AG have been prepared in accordance with the International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB). Additional information on essential accounting policies is provided in the Group Management Report and the Notes to the Consolidated Financial Statements (page 94) of T-Online International AG.

The auditor of the financial statements, PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, will report without delay on any issues identified or events occurring in the course of the audit that have a substantial bearing in respect of the Supervisory Board's duties. Moreover, the auditors will notify the Supervisory Board and/or add a comment to their independent auditors' report if any facts are established during the audit which render inaccurate the Board of Management and Supervisory Board Declaration of Compliance pursuant to Section 161 of the German Stock Corporation Act.

Consolidated financial statements are made publicly available within 90 days of the end of each financial year. Quarterly financial statements are made publicly available within 45 days of the end of each quarter.

The list published by T-Online International AG of companies in which it has a shareholding states the name and headquarters of the company, the amount of the shareholding and the amount of equity in each case, but does not state the operating result of the past financial year.

Vision and strategy.

Our vision.

Triple play, and a long-term vision of the wireless, digitally networked home. We know exactly what we want: to offer our customers the best online experience and highly attractive offerings in all three product categories—Internet access, communications services and entertainment.

Today we supply fast, high-quality Internet access—covering a full range of bandwidths, access methods and access devices. We provide the most diverse Internet communications tools—from conventional e-mail to Internet telephony. We give our customers the content they want—from news and information to digital entertainment such as online music and movie offerings. And we create shopping environments where our customers feel at home. We supply this comprehensive range of products in our best possible quality.

For T-Online, the strategic objective is triple play. With the increasing digitization and convergent utilization of content flanked by the rapid spread of broadband Internet, T-Online continues to expand its offerings in the form of integrated packages that combine high-speed Internet access with attractive communications services and digital entertainment services such as video on demand. With its orientation toward the three categories of Internet access, communications and entertainment services, T-Online is pursuing a triple-play strategy. T-Online wants to provide customers with attractive offerings in all three categories at the same time. In the long term, this points ahead to the vision of the wireless, digitally networked home.

In the wide world of the Internet, customers need a partner: "Have I selected the right rate? What can I do for more security when surfing the Internet? How can I make better use of the possibilities of modern online communications and entertainment?" Users need a place they can turn to, offering what is really important to them—reliably and competently. T-Online is the partner they are looking for—and the place they can go.

Markets and competition.

Growing online markets.

T-Online operates in an ultra-dynamic, highly promising market environment. The Internet is a growth market, and is going to stay that way. Neutral market research institutes such as Jupiter Research forecast steady growth in all online market segments: Over one in two residents in Germany already use the Internet—at present, approximately 42 million people[1]—and the growth trend continues unabated, not least as a result of marketing to new sections of the population. Users in the 14-to-49 age bracket now surf the Internet for nearly an hour a day, six times as long as the average in 1999. Hence, online time per user has increased even faster than the actual user population.[2]

The trend toward digital media and the resulting convergence of traditionally separate formats, content and sales channels are already opening up new, highly diverse market opportunities for Internet companies. The Internet has long taken up its place as the fourth mass medium—alongside TV, radio and print—and its importance relative to other media is still growing. Already, about one in every four media users in the 14-to-49 age bracket would rather do without all other media than without the Internet—in this ranking, the Internet is second only to television and is already well ahead of radio and newspapers.[3]

[1] Jupiter Research: "Internet Access and Broadband Model" 05/2005.

[2] SevenOneMedia: "Time Budget 12" 11/2005.

[3] SevenOneMedia: "Time Budget 12" 11/2005.

At the same time, the competition in the (broadband) Internet market continues to intensify. In addition to Internet service providers, competition for end customers in the access business is coming from local exchange carriers with their own network infrastructures and, increasingly, cable network operators and mobile telephone carriers.

Very good prospects for T-Online.

T-Online has continued its outstanding progress despite the dynamic market and competitive environment. Today, T-Online is one of the leading Internet companies and has systematically realized its goal of profitable growth.

The ability to tap into future market potential critically depends on broadband Internet, which now offers up to 94 times the speed of conventional ISDN access. T-Online has established an excellent position in this respect. The emergence of new broadband-only applications fosters the take-up of broadband access by showcasing unique ways of using the Internet and reaching new sections of the public. This works both ways, too, with every new broadband connection boosting the potential utilization of broadband applications and content: With applications such as Internet telephony (voice over IP), T-Online Vision and Musicload, T-Online is playing an active role in shaping the fast-growing broadband markets. The findings of the "Deutschland Online 3"[3] study underscore the long-term significance of integrated triple play offerings: Some 85 percent of the experts surveyed believe that triple-play strategies will be established at a "high" or "very high" level on the German broadband market in 2015.

Growing competition means the consolidation process in the industry will continue. Only those companies with viable, customer-focused business models and a systematically implemented strategy—companies such as T-Online—will be successful at further establishing their position as this process takes its course.

The strategy in a nutshell.

Expansion of core business in Germany and European growth markets in the direction of triple play as well as the development of independent consumer brands ('verticals').

The basis of our corporate strategy is strongly defined by a brand and management philosophy. Under the T-Online brand, T-Online operates its core business as an Internet service provider under a combined business model—an intelligent combination of access and non-access business. These two areas are closely intermeshed. Our access products generate customer traffic for our portals; at the same time, we work to ensure that customers want to experience the Internet with us precisely because our non-access offerings are so attractive. It is therefore impossible to separate the two areas. Their impact on customer loyalty is assessed on a comprehensive basis.

Our strategic goal is to expand and intensify our customer relationships. For T-Online, Internet access is the basis for interactive customer relationships. We will strengthen these through attractive portal and service products which will enable us to offer our customers more. With the launch of an attractive DSL telephony offer in combination with Internet access, we have already supplemented our product portfolio to include a so-called double-play offering. Our strategic objective is to build on this development and, in addition, to integrate entertainment offerings such as TV via DSL, and thus to launch triple-play offerings in 2006.

T-Online is implementing this strategy in its home market of Germany and also internationally in the European growth markets of France and Spain.

The T-Online brand successfully embodies the core business of an Internet service provider. Now, with products such as "Musicload" and "Gamesload," T-Online is taking deliberate aim at establishing and developing additional

[4] Deutschland Online 3: "Die Zukunft des Breitband-Internets" (The future of the broadband Internet), 01/2006.

brands—so-called verticals. In doing so, T-Online is pursuing the strategic goal of independently and purposely addressing attractive growth markets as well as their specific customer target groups and needs.

Strategies draw on existing capabilities and resources—in short, a company's assets. T-Online has a whole range of these assets to help it achieve sustained success in the Internet business, particularly with the strategic goal of providing attractive triple-play offerings, tapping high-growth areas and skillfully managing innovations.

Strategic asset: Access customers.

T-Online had around 14 million customers in the access business at the end of 2005. Many of these customers also use the products on our portal—this large customer base allows us to offer our services efficiently. High user numbers also make the T-Online portal attractive to advertising and cooperation partners.

Strategic asset: IT experience.

T-Online is able to pioneer technological innovations quickly and professionally, based on strong IT capabilities built up over many years. This is reflected in our ability to successfully manage large numbers of both customers and products in parallel.

Strategic asset: Billing platform.

Many of the services our customers buy from us—from Internet access to paid downloads—are billed conveniently through their Deutsche Telekom phone bills. The strategic partnership with T-Pay gives our customers the same level of convenience when making payments at a large number of partner shopping sites.

Strategic asset: Internet services expertise.

Information, communications, digital transactions and services are increasingly becoming complementary modules within an overall system based on the Internet. The starting point is to understand what customers want and need. This is where we come in with our skill in identifying how best to integrate and market content that meets customer needs in the appropriate formats and in a commercially successful way. So it is a question of developing services that customers want and understanding target groups, access devices such as PCs and mobile phones, and brand design. T-Online is thus positioning itself as a digital distribution platform, equally attractive to customers and cooperation partners alike.

We have built up our strategic assets over many years. The Internet being a growth market, we must continue to cultivate these assets, deploy them creatively and efficiently, and augment them with additional strengths.

Information to our shareholders.

Status of the merger of T-Online International AG/Deutsche Telekom AG.

Several shareholders have filed lawsuits with the Darmstadt regional court challenging the validity of the resolution approving the merger agreement of March 8, 2005 between T-Online International AG and Deutsche Telekom AG adopted at the T-Online International AG Shareholders' Meeting on April 29, 2005. Because of these suits, the merger has not yet been recorded in the Commercial Register.

T-Online International AG filed for release proceedings and applied for a court ruling stating that the suits do not represent an impediment to the merger being registered. Following the rejection of these motions by the Darmstadt regional court, T-Online International AG filed a complaint with the higher regional court in Frankfurt am Main on December 9, 2005 against the decision of the regional court. In a ruling issued on February 8, 2006, this complaint was upheld by the higher regional court in Frankfurt. The ruling corrects the decision of the Darmstadt regional court and states that the lawsuits underlying the dispute do not represent an impediment to the merger with Deutsche Telekom AG being recorded in the Commercial Register. The higher regional court stated that judicial review applications may be filed against its ruling.



High-speed surfing.



Broadband—the fast and convenient gateway to the Web—even wirelessly with WLAN. T-Online has the options for Internet access. At the T-Online call center, customer service representatives like Nadja Jöns and Anika Thorhauer are ready to handle information requests and inquiries.

The broadband boom.

Broadband has changed the Internet. High-speed Internet access is revolutionizing the world of entertainment, information and communications. T-Online is a leader in the dynamic broadband market with its innovations and attractive offers.

Digital subscriber line, or DSL for short: the abbreviation that stands for rapid Internet. DSL helped turn the dreams of the first Internet generation into reality. The possibilities are growing and even the most visionary of decade-old forecasts for the information superhighway are being exceeded thanks to leaps in data transmission speeds.

T-Online has assumed a decisive role in shaping this dynamic market environment: In Germany alone, more than four million DSL tariff customers use T-Online as their Internet service provider. The growth trend has not let up: DSL penetration in Germany was at an estimated 27 percent as of the end of 2005, which means that more than one in four households are already connected to the Internet via broadband.[1]

Triple play market trend.

Usage will not be limited to the possibilities the "conventional" Internet already offers: e-mail, surfing, product information, news and shopping. Broadband also opens the way for making phone calls via the Internet. Voice over IP technology has affordably and reliably integrated into the DSL experience one of the key areas of technology-based communications. The entertainment offerings available over high-speed Internet are also growing in appeal: Already today millions of music tracks are being purchased online and downloaded as high-quality files. Videos, movies and documentaries can also be easily retrieved via broadband. Broadband-based interactive television, where viewers participate in the action, is raring to go. DSL thus allows for surfing, communications and entertainment—and T-Online has attractive offers in all three.

The operative term here is triple play. Triple play means that information, communications and entertainment make their way into your home via one access point—a DSL connection. Terminal devices such as television sets, computers, telephones and stereos are merging as a result. T-Online is tapping previously separate worlds with its innovative products: high-speed surfing, entertainment with video on demand plus many other products as well as communications services that include "conventional" e-mail and voice over DSL. These areas will continue to come together over the next ten years, with the IT and telecom market in part powered by broadband becoming the strongest force in Germany's economy. This market will account for 12 percent of gross domestic product by 2015,[2] which is twice as much as today. T-Online is enthusiastic about taking part in these developments because this vision of the future already figures into its reality. ■

[1] Federal Network Agency: "Tätigkeitsbericht 2004/2005" (report on activities 2004/2005), 12/2005.

[2] Deutschland Online 3: "Die Zukunft des Breitband Internets" (The future of the broadband Internet), 01/2006.

Access.

Internet access made easy with T-Online.

T-Online provides customers with easy access to the Internet—and not just inside their homes.

Simple, speedy and secure are what users expect their Internet connections to be. T-Online customers soon see what's in store for them: good, fast and convenient surfing from the get-go. Customers receive their access information and the corresponding hardware promptly and directly from T-Online. A quick phone call or e-mail suffices. T-Online also makes the transition to high-speed Internet smooth: Easy access and transparency are especially important given the vastness of what is offered over broadband Internet, itself on its way to becoming a one-stop shop for information, entertainment and communications. T-Online's access software[3] represents the ideal command center for users, taking them simply and directly to the World Wide Web of opportunities. The fact that more than eight million people use T-Online's software is a mark of quality.



T-Online 6.0
T··Online···

A smooth transition to broadband with T-Online.

T-Online makes experiencing the Web convenient for customers: It takes just four steps to get up and running

[3] GfK: "T-Online Reichweitentracking" (T-Online reach tracking), Wave 16, 05/2005.

with the software, with the installation process certified by the TÜV technical inspection authority. Version 6.0 of T-Online's access software is an ideal bridge to enjoying the many new and diverse offerings available on broadband Internet: A customizable Info-Cockpit 6.0 information center (see also Communications Services, p. 36) can tailor content, services and applications to the individual user's preferences.

The audio player can be integrated with direct access to a user's music library, and a convenient telephone can be created in mere clicks using T-Online Internet Telefon 6.0. With T-Online Internet Telefon 6.0, customers can make calls using VoIP (voice over IP) technology, which uses their broadband service, a link previously limited to providing the data for their Internet connection, to also transmit voice data. VoIP offers affordability, convenience and, of course, the same quality as conventional telephony. Customers' existing telephone equipment can be easily integrated with the new technology. And innovative devices expand the possibilities, be it through high-quality voice over DSL or video telephony, which bring the people at the other end of a conversation that much closer.

The World Wide Web is on the go—with access provided by T-Online.
The 21st century is shaping up to be the era of mobility and flexibility, in terms of both communications and entertainment. This is yet another reason why T-Online's vision of Internet access is that it not be desk-bound. The integration of wireless LAN technology is a matter of course for T-Online.



It enables individuals to use computers and other terminal devices throughout their homes and offices without being dependent on wires and cables. But for T-Online, greater connection freedom means more than going wireless: The company also wants its customers to be able to use their T-Online access while on the go—which means taking it with them on their laptops, PDAs, smartphones and mobile phones. T-Online customers can enjoy news, information and music in superior quality at any of thousands of WLAN hot spots or via their mobile phones and smartphones. The T-Online mobil portal has been offering the convenience and security of a conventional DSL connection to on-the-go users since September 2005. At mobil.t-online.de, mobile users get the services they're used to enjoying at home and the office. What's more, T-Online customers can access the Internet from around the world, regardless of whether the connection is analog, ISDN, broadband or WLAN.

Reliability and innovative power go hand in hand at T-Online, particularly when it comes to Internet access. Well-known trade publications such as Connect and PC Direkt (issues 05/2005) also acknowledged this resolute focus in 2005, naming T-Online best Internet service provider. ■

Innovations.

Technical innovations for customers.

In 2005, T-Online once again used its expertise in technology to enhance customer convenience in the usage of products and services. In the area of wireless surfing, mobile access has become exceedingly simple thanks to the "WLAN Access Finder," software that independently sniffs out hot spots and indicates when a customer is within range of a wireless network. At the push of button, the T-Online software has users up and running on the Internet; usage charges conveniently show up on the customer's next telephone bill.

While surfing, customers can enjoy access to a number of services from T-Online and its partners after a single sign-on process that eliminates the need to enter additional login information. Once they're done, customers can securely exit all applications with just one click, which is an effective means of preventing abuse. By using open standards, T-Online is in a position to add partners at little expense. Through these efforts, T-Online has become a pioneer in Internet identity management. ■

Connect and PC Direkt publications: "T-Online – best Internet provider of the year 2005"

Triple play megatrend.

The operative term in the Internet industry today is "triple play." What does that mean for customers and for T-Online?
Triple play stands for the combination of Internet access, communications and entertainment services, like live TV over the Internet, for example. Thanks to the powerful broadband trend, these three worlds are growing ever closer, and customers stand to enjoy combined offers in the future—which is precisely what our strategy is geared toward. T-Online is one of the frontrunners in this regard: We already offer a double-play package consisting of Internet access and voice over DSL plus the opportunity to add attractive "entertainment over TV" services like video on demand.

What other segments are important for the T-Online Group?
Group-wide our agenda has three focuses: The first is core business, where with our T-Online brand we cover the market for Internet access and access-related services, which is increasingly moving toward triple-play offers. Second is our other consumer brands, so-called verticals like Musicload, with which we are staking a claim in young growth markets that have enormous potential. Third is international business, where our subsidiaries have established a presence in the expanding markets of France and Spain under the brands Club Internet and ya.com.

What is T-Online doing so that it can continue to assert its strong competitive position in the future?
We aim to forge ahead with our T-Online core business by systematically expanding our portfolio to include triple-play offerings, for example, by stepping up our cooperations with attractive content providers. We will also use brands to successfully develop young markets and thus tap promising growth segments, as we did in 2005 with the launch of Gamesload. And, lastly, on an international basis we will continue to pursue our steadfast strategy at Club Internet and ya.com and also establish ourselves as a triple-play provider in the French and Spanish markets. ■



Rainer Beaujean, Chairman of the Board of Management of T-Online International AG

"We aim to forge ahead with our T-Online core business by systematically expanding our portfolio to include triple-play offerings."

Availability.

T-Online's availability: Superior performance 24/7.

T-Online keeps tabs on the availability of all its products and services 24 hours a day, 7 days a week. In a specially designed "Service Control Center," T-Online uses robot technology to monitor the availability of its services, processes and products from the customer's perspective. The quality of this procedure received TÜV certification following an intense audit by TÜV Informationstechnik GmbH. In the unlikely event of malfunctions, cause and effect chains allow engineers to immediately pinpoint where the fault lies and how it is affecting service. Backup systems triggered within seconds as well as data backup measures ensure that system failures do not entail any impairment of use for customers. ■

Straightforward tariffs and combined T-Online DSL packages.

With T-Online as their provider, customers get everything they need for broadband Internet: the right DSL connection, straightforward tariffs, the corresponding hardware and even a media receiver upon request—all in the form of combined DSL packages.

All it takes to order everything necessary for high-speed Internet from T-Online is one phone call or a few clicks. Customers quickly and conveniently receive a DSL connection, corresponding tariff and the accompanying hardware whether they dial the hotline or visit www.dsl.t-online.de. T-Online combined DSL packages make getting online easy and practical.

Customers can begin their high-speed surfing experiences with a combined DSL package or upgrade to one from a slow analog connection. Newcomers and dial-up veterans alike find just what they are looking for at T-Online. Users' individual needs are addressed by a range of DSL connections (DSL 1000, DSL 2000 and DSL 6000), with which they enjoy incrementally faster transmission speeds. The tariff structure is also simple and customer-friendly: Whether users opt for the "T-Online dsl start" tariff for beginners or the "T-Online dsl flat" tariff for infinite broadband enjoyment, T-Online's offer is sure to please. And with T-Online's DSL telephony flat rate, customers can take advantage of unlimited calling into Germany's fixed line network.

With customers' enjoying the opportunity to mix one of T-Online's straightforward tariffs such as the "T-Online dsl flat" with the hardware of their choice—such as DSL modems and DSL routers, with the option of adding WLAN functionality for wireless surfing and VoIP functionality for voice over DSL calling with conventional telephones—T-Online's combined DSL packages are a one-stop, hassle-free resource for high-speed Internet. And no worries should T-Online's customers opt for more services: They can order add-ons like DSL telephony by simply clicking their mouse or picking up the phone.

The T-Online Vision package, which represents the merger of Internet, telephony and entertainment into a single DSL connection, is particularly appealing, with customers able to surf the Web, make phone calls and enjoy their favorite entertainment on their television sets by signing up for one attractive service. Besides the DSL connection, the package includes the corresponding hardware to enjoy DSL telephony as well as the T-Online S100 media receiver (see page 32), which lets users bring big-time entertainment such as Hollywood movies to their own televisions. T-Online Vision is all-in and all-practical. ■


Simple, attractive tariffs from T-Online: for surfing and for DSL telephony.

Portal.

The T-Online portal: A gateway to today's Internet world.

Useful services and entertainment offerings—T-Online provides the German-language portal with the broadest reach.

According to surveys conducted by the online research association AGOF (Arbeitsgemeinschaft Online-Forschung), the T-Online portal at www.t-online.de is the widest reaching of any German-language portal on the Internet, with 13.79 million users.[1] The reason is obvious: Gripping news and entertainment plus helpful services and shopping make for an irresistible offer.

The successful gateway to the World Wide Web was further enhanced for users in 2005. A customizable toolbox for the journey on the Internet has made usage of news and service offers even easier than before. Bringing together a choice of services increases the convenience: A frame with direct login to the personal e-mail account can be set up right next to the customer's favorite links, saving both

[1] AGOF: "Internet facts II", September 2005.

time and trouble. For fast access to the various services, the toolbox is prominently displayed in the upper portion of the redesigned home page.

Attractive portal content in the product areas of Themes, Service and Shopping as well as comprehensive information about DSL.
T-Online also worked hard to expand the content in its traditional portal categories of Themes, Service and Shopping. New to the T-Online portal is a special area for the topic of DSL. Consistent with today's mass migration to broadband, customers can go to that portion of the Web site to view all of the important information about the opportunities of high-speed Internet. In this way users can systematically get an extensive, detailed overview of entering the broadband world of T-Online.

The Themes product area is made up of special interest portals chock-full of information. The onNachrichten portal, for example, delivers the latest news, while the successful onComputer troubleshoots customers' questions about PCs and software, the Web and applications. There are also more than 500 full versions of programs and over 25,000 freeware and shareware offers. The onWirtschaft portal gives a comprehensive snapshot of business and financial issues: small-scale investors and investment professionals profit equally from valuable tools like portfolio tracking and services related to mutual funds.

New to the series of theme portals since 2005 is onLeben, T-Online's resource for the latest practical content about health, wellness, fitness and lifestyle. Trendy insights into the world of high fashion and informative articles on health issues complete the portal's offering. Specials like "Rauchfrei leben" (Smoke-free Living) are well received by users. The T-Online portal also continues to score points with sports fans: In addition to broadcasting the popular "Bundesliga Insider," T-Online streamed high-profile sporting events for the first time in 2005, including Wladimir Klitschko's two boxing matches in July and September. T-Online's auto portal was likewise on top of the action, presenting a special on the newest makes and models showcased at the famous International Motor Show (IAA) in Frankfurt. Other exciting special-interest portals such as onReisen for travel and onHandy for mobile phones as well as onUnterhaltung and onSpiele in the area of entertainment (see also Entertainment at T-Online, p. 34) complete the broad range of content available on T-Online's portal.



T-Online
Startseite
Themen
Shopping
Die Zeitbombe Asbest tickt
Stecken Sie Ihre eMails in die Tasche
Tolle Hörbücher bis zu 81% reduziert

Customizable information, services, shopping and lots more: the T-Online portal.

Value on the Internet: T-Online's services.
The Service product area of the T-Online portal contains useful, attractive services, for instance, the recently expanded T-Online Fotoservice. T-Online customers can easily have their pictures "developed" and, in addition to buying prints, are able to order photo gifts such as calendars, posters, T-shirts and much more. The T-Online Media Center gives customers the highly practical option of processing and storing their photos more conveniently and more securely. Much more than just a "virtual photo album," the Media Center provides additional functionality for preparing and managing pictures. Numerous other services, including online banking and excellent offers on homepage solutions, round out the broad range of what is available on the service portal.

The T-Online shopping portal offers customers a host of options for their digital shopping experience: It has something for everyone, from last-minute gift ideas to brand-name products. The search function helps users locate even offbeat products, while the recently developed T-Online price comparison link makes it easier for them to stay abreast of bargains. The T-Online Shop offers top-of-the-line products from leading brand-name manufacturers. Payment is also simple and hassle-free: Since 2005, customers of the T-Online Shop have enjoyed the convenience and affordability of making installment payments toward the purchase of their favorite products. ■

More security on the Internet: Another reason to choose T-Online.

Users are very concerned about personal security on the Internet. T-Online offers solutions in this regard, like its SicherheitsPaket.

The Internet opens the world's door to users. The opportunities are enormous, but the risks must be kept in check. T-Online enhanced its comprehensive SicherheitsPaket security package once again last year in order to ensure that a balance between opportunity and risk is maintained at all times: The package bundles the tried-and-trusted Norton Internet Security Online tool and T-Online's dialer protection software. An ideal complement at no extra charge to users, mailbox virus protection provides all T-Online e-mail boxes with powerful protection against spam, viruses, Trojan horses and other malicious attacks.

As part of the "Deutschland sicher im Netz" (Germany Safely in the Net) initiative, T-Online is currently involved in the development of a security barometer that will enable users to see at a glance how safe what they do on the Web is. To this end, T-Online is working closely with Microsoft to one day bring users yet another tool for safer Internet usage. T-Online's security products are certified: The TÜV Saarland has given its seal of approval to T-Online's SicherheitsPaket as well as its virus protection and firewall software. Such acknowledgements clearly confirm that T-Online's objective of protecting its customers with sophisticated security measures is right on the mark.

T-Online as a partner for secure surfing.
At T-Online, the security precautions start as soon as the company sends customers their Internet access data, thus ensuring their safer use of the Internet from the very beginning. Starter kits and accompanying Internet access data are delivered to new customers in person by the postal service.

Confidential information, such as login data for online banking, is transmitted at T-Online over secure connections (recognizable as such by the https: in the URL and a closed lock symbol in the status bar) as well as with special security software.

State-of-the-art spam and virus filters protect T-Online e-mail boxes from undesirable e-mails and malicious attacks while messages still reside on the server. When retrieving their e-mail using the latest T-Online e-mail software, our customers can already see on the T-Online server the sender, subject, date and size of the messages in their inbox before they ever download them to their computer. This enables customers to presort their incoming messages and delete any undesirable or potentially unsafe ones directly on T-Online's server and thus download only those messages they actually want to read.

For comprehensive information on security and security-related products at T-Online, please visit www.t-online.de/sicherheit. ■


T-Online
Shopping
DSL & mehr
Sicherheit

T-Online's information and products for safer Web surfing generate real benefits for users.

T-Online Business: Flexible Internet solutions for business customers and professionals.

The range of products from T-Online Business for business customers and professional users was expanded in the strategic areas of hosting and security in 2005. Dedicated hosting and a completely new generation of shop packages have taken the existing portfolio to the next level. In the area of security, extras included in the latest version of the company's directVPN packages, Release 3.0, include a file sharing function. The business customer portal www.t-online-business.de delivers a wide variety of services from T-Online Business as well as a host of additional content and services geared toward the day-to-day needs of companies.

T-Online Business has responded to the growing need of large businesses to create flexible work stations for their employees—whether in the form of mobile or home offices—with its new Corporate Access product. The product relies on DSL technology, which enables a company's employees to perform top-quality work from home using their computers and other equipment. Corporate Access is the ideal solution for upper management and mobile employees, who require flexible access to the Internet and their corporate networks, whether at home or abroad. The number of international dial-in nodes grew to 40,000, spread across more than 150 countries in 2005. With its "Kombi-Client" product, T-Online Business offers secureVPN and Corporate Access as one combined solution with a uniform user interface. In doing so, it has picked up on a key trend in the Internet access business—namely, the combination of access and security. ■



Customer service.

"Welcome to T-Online." Customer service personnel give T-Online a voice and represent a key interface with customers. The successful quality assurance programs that had been introduced were further enhanced and stepped up last year. Receiving the VOICE award for the recently launched customer care voice response system is also a testament to the success of our resolute focus on the needs and desires of our customers. Callers get exactly the information they want, and they get it fast. The positive reception of this solution contributes substantially to our customer satisfaction. ■







Entertainment at the touch of a button.

T-Online has attractive digital entertainment offerings such as video on demand. Cooperation with renowned Hollywood studios ensures strong content and exciting entertainment. T-Online staffers like Saida Falkou and Marc Schröder, also deliver entertainment content to the TV screen—via "Entertainment on TV."



Things to watch at T-Online.

T-Online introduces the latest in digital entertainment through T-Online Vision. And with video on demand, even Hollywood easily makes its way into your living room over DSL.

T-Online Vision stands for sheer broadband enjoyment, bringing together entertainment, information and communications. The services offered go well beyond movies at the touch of a button to include games, news, e-mail and SMS messaging. The electronic program guide that comes with T-Online Vision provides comprehensive information on current television programming.

Video on demand is T-Online's service for bringing big entertainment to customers' living rooms. For T-Online, giving customers the chance to enjoy Hollywood's hottest films with convenience means offering them first-class entertainment on demand, whenever they want. To be more precise: Users make their selection and from there it's just a matter of saying "roll it." Video on demand could not be easier: Today, customers can choose from over 1,200 titles, including feature films of every genre, documentaries plus thrilling and entertaining in-house productions from the ProSiebenSat.1 broadcasting group. Video on demand provides pure viewing pleasure with, to cite one example, daily previews of the hit Sat.1 telenovela "Verliebt in Berlin" added to the mix of Hollywood classics and more.

Adding more titles from Hollywood to a blockbuster library.
The video on demand library has been raising the curtain on choice films from Hollywood studios Warner Bros. and Paramount since 2005, including such high-caliber productions as "Harry Potter," "The Matrix," and "Eyes Wide Shut." These additions mean that T-Online's exciting movie repertoire now encompasses pictures from six of the leading Hollywood majors: DreamWorks, MGM, Universal, Twentieth Century Fox, Warner Bros. and Paramount. Popular documentaries from the Discovery Channel as well as Jim Knopf and other beloved series and cartoons from the famous children's entertainment company Jetix complete T-Online's video on demand offering.

T-Online's video on demand service enables viewers to watch outstanding films over the Internet with superb picture quality. Customers bring the movies to their living rooms as streaming video via a set-top box that ensures immediate availability. Video on demand customers can view their film choices as often as they want within 24 hours—any time, as they see fit. Even payment is simple and convenient: Customers can have orders charged to their Deutsche Telekom phone bill or settle up using the tried-and-trusted Micromoney system from T-Pay.

Interactive TV is just around the corner.
The next generation of exciting developments is already on the horizon: With the help of increasing bandwidths, T-Online intends to offer its first high-definition movies, thus taking quality online viewing to the next level.



Entertainment for young audiences, too: children's series in the T-Online video on demand service.

But video on demand also marks the dawn of an entirely new world of entertainment, a world where television and broadband Internet are merging. Viewers have become their own programming directors thanks to high-speed networks. The Internet is an interactive medium that leaves the what, when and how up to users. So in addition to having movies at the touch of a button, the door to the future of television viewing—interactive TV, or iTV—is open. T-Online in collaboration with music channel MTV showcased the possibilities of tomorrow's television at CeBIT 2005: Viewers can participate instantly in programs from the comfort of their own homes. Interactive TV thus brings television studios to your sofa with game shows and online voting. ■


T-Online
T-Online Vision-Paket
Entertainment on TV
Telefonieren
Surfen
Holen Sie mehr aus DSL heraus!

Three worlds in a single offer: the T-Online Vision package.

The media receiver brings the power of broadband to your television.

T-Online makes home entertainment over DSL also very appealing to the eye with its proprietary media receiver.

Home entertainment over DSL is about televisions suddenly doing what was once inconceivable. The key is the T-Online S100 media receiver, which offers compact technology in a sleek design. As for how it works, think of the media receiver as a streaming box minus the hard drive.

The media receiver lets users watch videos directly on their television sets on demand, i.e. without having to wait for them to download. Customers simply choose their movie and watch it as many times as they want within 24 hours. Customers can use their remote controls to also enjoy the news and information offerings from T-Online from the comfort of their living-room sofas. Games and other services complete the company's range of entertainment programming.

With digital television making its way into more and more households, interest in digital value-added services such as video on demand is growing rapidly. T-Online has recognized this trend and offers its customers an ideal combination in T-Online Vision and its proprietary media receiver.

The T-Online Vision package: High-speed surfing, voice over DSL and entertainment—all on your TV.
The T-Online Vision package from T-Online offers a Speedport W 500V DSL router in addition to a DSL connection, Internet access tariff and the media receiver. The integrated WLAN technology lets users connect their media receivers and computers to the Internet wirelessly. Analog telephones can be hooked up to the router, allowing users to enjoy affordable, state-of-the-art Internet calling using voice over DSL. The package thus gives customers access to the three key technologies of the digital era: limitless information via the Internet, digital communications services like voice over IP and video telephony plus digital entertainment. This not only expands the possibilities for using high-speed Internet in better ways for entertainment and information. It represents a step toward integrating all important entertainment and information media into one package from one wire and one source: The triple-play era is at hand. ■


T-Online Vision-Paket
T-Online
S 100

Highspeed-Surfing, DSL-Telephony and Entertainment on T-Online S 100 Media Receiver and Speedport W 500 V DSL Router in the T-Online Vision package.

Focus on quality.

T-Online offers some very innovative entertainment services, such as video on demand, for example. What's the key to these new product ideas?
The key ingredient in fostering innovations and new ideas is T-Online's employees. Taking, as you mention, video on demand as our example, T-Online's team members have a distinct talent for acquiring attractive entertainment content, like blockbuster movies from Hollywood studios, and for bringing this content to our customers over the Internet. Just as important to T-Online's success are, of course, our employees' other strengths such as in marketing our content, advising our customers and in many other areas. This overall performance profile of all our colleagues is what earns us the trust of our business partners and naturally our customers.

How important a competitive factor is corporate culture?
T-Online's employees approach their work with a high degree of personal responsibility. The individual teams are close to their markets and, above all, committed to the customer. This kind of corporate culture means a great deal to T-Online. The latest employee surveys confirm as much: Our commitment value, which measures employees' devotion and motivation, puts T-Online among the top ten percent of German companies.

Quality and service are considered vital when it comes to achieving high customer satisfaction. What are T-Online's priorities in this regard?
T-Online's strategy is a clear quality based strategy; our goal is to establish our position in the marketplace through the outstanding performance and reliability of our products and services. The customer is always at the heart of this way of thinking, because after all it is the customer who decides how well we



Veronika Altmeyer, Board Member for Human Resources and Legal Affairs at T-Online

do in the competitive arena. This is why all of T-Online's processes are firmly geared toward customers: from quality assurance programs relating to their experience with products to management training at the point of sale, i.e. the interface with customers. ■

"T-Online's strategy is a clear quality based strategy; our goal is to establish our position in the marketplace through the outstanding performance and reliability of our products and services."

T-Online: More entertainment on the Internet.


T-Online
Shopping
Bundesliga Insider
Exklusives für Abonnenten
Rückblick
Kicken deLuxe
Live-Ticker

The Bundesliga professional soccer league on the Internet: the T-Online "onSport" sports portal.

Entertainment offerings abound on the Web. T-Online also works hard to give customers outstanding entertainment on the Internet.

T-Online's entertainment offerings run the gamut. The company's "Bundesliga Insider" keeps users up to speed each time a German soccer league match gets underway, bringing them close to the action with access on demand to games and goals in high video quality starting at 6 p.m. Saturdays via T-Online's sports portal onSport, or anytime access on their PCs, notebooks or mobile phones—all without commercial interruptions, of course. The latest scores and pictures from the arenas can be retrieved on demand using the onSport Live Ticker. Bundesliga soccer is not the only edge-of-your-seat sporting event that onSport broadcasts over the Internet: Customers were also able to follow Wladimir Klitschko in the boxing ring and the final draw for the FIFA World Cup by logging onto T-Online. The cost for this entire online sports package is EUR 3.95 *a month*[1] *after a complimentary evaluation period.* Customers cherish not only the affordability, but also the sharp picture quality.

The onUnterhaltung portal showcases stars and celebrities, onSpiele scores big with game fans.
T-Online delivers the hottest news on stars and celebrities as well as information and stories on everything to do with life and style via its onUnterhaltung portal. The onSpiele portal is just as spectacular, providing numerous games to play online and over 3,000 to download in addition to the latest game-related insights. The success of these portals is a testament to the appeal of T-Online's Web-based entertainment offering: According to the online research association AGOF (Arbeitsgemeinschaft Online-Forschung), onUnterhaltung commands the broadest reach of any entertainment-only portal on the German Internet, and onSpiele is a leader among game portals.

The colorful entertainment offering of T-Online is rich in variety, from voting via the onUnterhaltung portal for Miss T-Online, who then competes in the Miss Germany pageant, as well as the latest news from the world of stars and celebrities—with T-Online, there is never a lack of Internet entertainment choices. ■

[1] plus online charges incurred. Minimum 3-month contract duration.

Digital media management.

T-Online already possesses the technological infrastructure to offer Internet access, communications and entertainment services. The company's IT platform provides via T-DSL voice, home entertainment and Internet services with mass-market potential. T-Online occupies a leading position in the digital entertainment market with T-Online Vision. The root of this accomplishment lies in an efficient system of digital media management, which delivers Hollywood blockblusters to customers while successfully protecting distinguished media partners' valuable content against unauthorized use and reproduction. Innovative encoding procedures, for which patents are pending, ensure that movies are transmitted over DSL in previously unheard of quality, offering the best picture and sound quality for the bandwidth selected—once the bandwidth is available, also in high definition. Integrating the individual products and services, which already operate from a single platform, will enable the future creation of additional innovative applications that promise customers even more options. ■

Technology that benefits the customer.

What challenges will the launch of DSL telephony and the ongoing expansion of entertainment offerings pose for T-Online from a technological standpoint?

When expanding the product portfolio to include triple-play services such as DSL telephony or entertainment services, technology plays a key role in every respect. In markets such as France or Spain, where T-Online does not offer its services over the Deutsche Telekom network, a corresponding network infrastructure first needs to be established before triple-play products can be brought onto the market. We successfully got started with this both in France and Spain in 2005. The new broadband applications must also be provided in a highly scalable form, in other words they must support simultaneous use by a very large number of customers, and must also, as far as possible, be delivered to customers with optimum quality, availability and security. Plus, we have to bear in mind that a vital factor in the success of new services such as DSL telephony is ease of use for customers. Technology is not an end in itself. It has to benefit the customer. In all the areas mentioned, we made substantial headway in 2005.

How can technology help to gain the trust of customers and cooperation partners for T-Online?

T-Online aspires to stand out in the market through top quality and the highest possible standards of availability and security. In pursuit of this objective, we continually review the quality and availability of our products and services from a customer standpoint so that we can react at a moment's notice. The cooperation with our partners also features the highest technical quality standards. For example, these standards provide the basis for our successful cooperation with numerous well-known music and movie providers.

"A vital factor in the success of new services such as DSL telephony is ease of use and high availability for customers."



Andreas Kindt, Chief Technology Officer at T-Online

Where is T-Online's high technical quality particularly visible to the customer?

T-Online customers will experience our high quality above all through the best possible availability, stability and performance. In addition, we put into practice a so-called "easy-to-use" philosophy, which says that our products and services are designed to give our customers the greatest possible user friendliness. The complex underlying technology is T-Online's concern—which is what customers rightly expect from us. ■

Telephony via DSL





DSL telephony lets T-Online customers make phone calls via the broadband Internet at very affordable rates. Ingo Müller and Gregor Böckelmann of the T-Online DSL telephony team demonstrate that customers can keep on using their own phones. For DSL telephony, they only need an additional piece of hardware from T-Online.

Totally wired for the Web: T-Online DSL telephony.

T-Online DSL phone customers can hang on to their telephone—even when they're using state-of-the-art VoIP telephony.

The broadband Internet is bringing enormous innovations to telephony. The T-Online DSL telephone service provides DSL telephony with the same high quality customers are used to with conventional landline phone calls. T-Online has worked hard to get there.

For T-Online, high-quality speech and convenient access are the watchwords for DSL telephony: To register and get started under www.t-online.de/dsl-telefonie—naturally, at no additional expense—it takes just a single click. The new user is assigned a universally valid 032 phone number, making the customer accessible to all T-Online DSL telephony users—and to many landline and mobile telephones around the world. To use the service from a computer, all it takes is a microphone connection and headphones (or speakers). The computer's soundcard renders the call with the excellent sound quality now expected from PC audio set-ups and delivered by most computers on the market. Users of the service can also make and receive calls with their existing telephones and end devices. They need nothing more than the required hardware, the Speedport W 500V. It's just a matter of hooking it up and connecting it to the splitter. After just a few easy steps, the user is making calls.

T-Online DSL telephone service: high quality at a reasonable price.

Getting started with DSL telephony is easy. T-Online has some attractive offers at the ready. An ideal and cost-effective way of making calls to landline numbers in Germany at a transparent flat rate—as long and as often as customers wish—is the DSL telephony flat rate.[1] Other calls are also very reasonable. T-Online DSL telephony customers pay as little as 4.9 cents a minute for international calls—for example, to the USA—and 22 cents a minute when talking to German mobile phone subscribers. And this is not limited to 'normal' calls. The T-Online broadband technology also supports video calling, making the communication experience even more up-close and personal. With this feature, T-Online greatly enhances the appeal of communicating via the data highway. ■

[1] The minimum contract duration for the DSL telephony flat rate is 12 months.

Background to DSL telephony.

DSL telephony: how it works.



Telephony with images—the video component of T-Online DSL telephony.

Everyone is familiar with what happens when people ring each other up using conventional telephone technology. During the call, electrical signals continually flow through the line. DSL telephony is essentially different. Just like data moving through the Internet, the language signals are converted into small packets for transmission, and are reassembled at the receiving end. It happens so fast that the users don't even notice. The advantage: During gaps in speech, other data can be transmitted, ensuring optimal utilization of the entire data transfer bandwidth, and enabling users to surf the Internet while making phone calls on a single line.

In the USA, 30 percent of all telephone traffic is already handled using so-called voice over IP (VoIP) technology, and the percentage is increasing. This trend is driven not only by the improved utilization of lines and bandwidth, but also by the convenience and tremendous flexibility that DSL telephony opens up for the customer. ■

T-Online as partner to customers.



Thomas Hille, Board Member for Sales and Customer Care at T-Online

Internet telephony—voice over IP—is a hot topic in the industry. In 2005, T-Online launched its own offering in the form of DSL telephony. How is it going so far?
With the launch of DSL telephony and the DSL flat rate, T-Online offers its customers attractive products. And on our way to a triple-play package comprising Internet access, communications and entertainment services, the launch of DSL telephony is a key milestone. But all the same, we have to see DSL telephony realistically: The development of Internet telephony is an evolutionary process. Because DSL telephony is an important criterion for customers' choice of Internet service provider, we now have an attractive product offering in this area.

Since February 2005, T-Online has been operating as a marketer of combined DSL packages. What exactly does that mean for customers?
By marketing complete packages, T-Online can operate as the central point of contact for its customers on all issues related to the high-speed Internet. T-Online gives the customers everything they need to get into the broadband Internet: the DSL line, the right DSL tariff and the necessary hardware. Rounding out our offerings is the broad portfolio of security, hosting and e-mail products included with our packages. Our excellent trend in customer numbers is evidence of our success in the market.

"With the launch of DSL telephony and the DSL flat rate, T-Online offers its customers attractive products."

What kind of service can customers expect from T-Online?
T-Online sees itself as a partner to its customers. We are there for them, whether they come to a store, contact us via the Internet or on our hotline. The hotline plays a major role as a central interface to our customers. We made substantial progress during the past year, as evidenced by the 2005 Voice Award granted to us by the VOICE Business initiative in recognition of the innovative voice application implemented by our customer service, or the COPC certification of our technical support. ■

Comminications on the Net.

Effective network navigation and communications: T-Online Info-Cockpit and T-Online eMail.

Fast, convenient communications are a T-Online trademark. The Info-Cockpit and e-mail services are the solutions we provide to the customer.

A prime objective is to effectively organize the vast range of information on the Internet for the customers. T-Online enables users to keep their bearings and maintain an overview. At T-Online, convenience also means giving customers access to the exact contents and services they want. T-Online has developed a highly versatile tool that presents the entire world of the Internet at a glance: Info-Cockpit 6.0. It functions as a control center for the contents, services and applications handled via DSL. The many possibilities can be easily adapted to the customer's


Info-Cockpit 6.0
eMails
0/1
Neu laden
WebMail
Diashow
Internet-Telefon
Rufnummer eingeben:
Meldungen
Nachrichten
8/8
Kandidaten-Karussell: Ke...
Giftiges Gas im Cockpit?

All information at a glance: The T-Online Info-Cockpit 6.0.

individual needs. Frequently used functions are displayed in the foreground using configurable plug-ins. Each plug-in can be placed on the user's desktop—and just as easily removed with the click of a mouse. This ensures that T-Online customers always know what is happening with their DSL connection, which videos or songs are being downloaded and, of course, where to find the digital contents on the hard drive.

But the Info-Cockpit "navigation compass" does much more than that: Users can keep track of current happenings on a news ticker, or view a log of their DSL telephone calls or incoming mail messages, to name just a few examples. New plug-ins and modules are being added all the time to make the customer's life online simpler, more convenient and less complex. And that is exactly what T-Online had in mind with the design of Info-Cockpit 6.0.

Simple and professional communications on the Internet with T-Online e-mail services.
The Internet has become an everyday communications tool—a fact reflected in the strong emphasis T-Online places on communications services, and especially in its focus on 'classical' e-mail. With T-Online eMail Basic, T-Online offers all customers a product that greatly simplifies the management and organization of e-mails. Every T-Online customer is entitled to as many as 10 e-mail accounts at no extra charge, including software for easy administration of messages, and naturally with an address book and calendar for direct scheduling of appointments and communications. The eMail Basic account offers 50 MB of storage. Messages are securely stored for 90 days. Updated virus and spam protection programs are among the standard features that T-Online e-mail customers have come to appreciate.

Customers whose needs go even beyond this very solid foundation can choose the T-Online eMail Paket package with a whole gigabyte of disk space, unlimited storage time on T-Online servers, 50 addresses and—in addition to various other important professional e-mail functions—a monthly allotment of free SMS and MMS messages. This package is geared toward mobility: Professional e-mail customers can access their mailboxes not only via a PC and the Internet, but also by mobile phone, Smartphone or even a television equipped with a media receiver.

This level of convenience, reliability and flexibility is T-Online's definition of modern communication. ■

Communications services.

Intelligent communications services with T-Online.

With the creation of the central address book, T-Online offers its customers a high level of convenience for the management of addresses. The customer's various address books are automatically reconciled and discrepancies corrected across all applications and end devices. The reconciliation goes beyond cross-checking addresses between eMail 6.0, the T-Online address book and Microsoft Outlook (Express). It also updates the contact data on mobile end devices such as mobile phones and PDAs, which T-Online links to the central service using standard interfaces such as SyncML. ■



Surfing, telephony and entertainment —also in France and Spain.

With the Club Internet and ya.com brands, T-Online is also active in the growth markets of France and Spain, *providing customers with attractive offerings* combining Internet access, communications and entertainment services. Stefan Behrendt and Michael Karb of the T-Online International Business Team plan to continue building T-Online's own network infrastructure successfully launched in both markets in 2005.



Réseau fluide de la maison à Internet
Central

T-Online in France: Growing with Club Internet.

T-Online is building its own network infrastructure in the booming French broadband market and offers appealing products and services via Club Internet.

France is one of Europe's fastest-growing broadband nations today. More than one-third of the country's households already have a high-speed Internet connection—and continued strong growth is forecast for the future. T-Online has made a successful name for itself in this dynamic market with the French brand Club Internet.

Club Internet's strategy focuses in large measure on triple-play products that offer customers attractive integrated packages combining access, communications and entertainment from a single source. Triple-play products require high bandwidths and a technical infrastructure capable of accommodating the innovative offers. T-Online is currently investing heavily in expanding infrastructure at its French subsidiary in order to meet these challenges.

The rollout via its own network of ADSL2+, which allows speeds of up to 20 megabits per second, is now underway. Looking back, Club Internet's network had the capacity to reach nearly 50 percent of France's Internet customers at the end of 2005, which corresponds to almost ten million connections.

Going forward, the investments in network infrastructure hold substantial promise for customers and the company alike, as high bandwidths pave the way for additional exciting new products and applications. Club Internet is in an excellent position to exploit the opportunities.

clubinternet.
VOUS ÊTES EN BONNE COMPAGNIE

Likable, innovative and customer-driven:
Club Internet acts as a partner to its customers.

Club Internet offers customers in the French market very attractive packages, including affordable flat-rate introductory offers for speeds currently as fast as 20 Mbit/s, which come with a voice-over-DSL (VoDSL) option of unlimited calling into the country's fixed network plus good rates on international dialing or calls placed to mobile phones. Club Internet also brings nearly 30 television channels to customers' computers. Subscription packages like "LivePass" provide access to a wealth of exciting programming, including movie channels and other niche stations. A very informative program guide makes it easy to stay on top of what's showing.

Club Internet is also expressing its customer focus and service emphasis visually: The people of France increasingly see Club Internet, supported by a brand new logo, as synonymous with quality DSL convenience, unparalleled service and leading-edge technology. The accompanying slogan, "Vous êtes en bonne compagnie"—"You're in good company," sums up Club Internet's philosophy perfectly. ■

Network rollout—Infrastructure for Club Internet and ya.com.

Network rollout is indispensable to the successful development of proprietary triple-play products combining Internet access, communications and entertainment services. Having its own network in international markets provides T-Online with autonomy on pricing and quality.

In France, Club Internet is building a fully IP-based infrastructure in line with cutting-edge technology standards. Following network rollout based on ADSL2+ (with speeds of up to 20 Mbit/s), Club Internet intends to implement the VDSL2 standard (with speeds of up to 50 Mbit/s). The network was capable of reaching 50 percent of France's Internet users at the end of 2005, which corresponds to a current potential of up to ten million unbundled connections. Network expansion is set to continue in 2006.

In Spain, ya.com's acquisition of network operator Albura has given the Spanish subsidiary access to a market-covering network with around 7,500 kilometers of fiber optic cable and a state-of-the-art network infrastructure. The goal is to be capable of meeting 60 percent of the country's DSL demand by the end of 2006 with Albura. ■

Investments in proprietary network infrastructure.



Jens Becker,
Financial Chief Officer at T-Online

T-Online invested in acquiring its own network infrastructure in France and Spain in 2005. Why?
It is important for T-Online to have autonomous control over design and product quality when it comes to developing its triple-play offers in the growth markets of France and Spain so that we can differentiate ourselves from the competition. The aim in having our own network infrastructure is to create an environment where customers of Club Internet in France and ya.com in Spain can in future enjoy attractive triple-play products. The corresponding investments made in these two countries have created the basis to do just that.

What's the bottom line for the two subsidiaries?
We are present in both the French and Spanish markets with extremely attractive offers. We achieved very solid customer growth in France and Spain last year with just under 0.3 million new DSL tariff customers and expanded faster than the market itself in both countries. For T-Online, that's solid proof that our strategy to invest in the two growth markets is right on the mark. We are successful in both markets, and the prospects are excellent that we will continue to participate in their growth as we have in the past.

What's in store for the French and Spanish subsidiaries looking ahead to 2006?
We will continue to systematically pursue the triple-play strategy that we introduced in 2005 with the investments made in acquiring our own network infrastructure in the two markets. The goal is to offer customers in France and Spain top-of-the-line triple-play products combining Internet access, communications and entertainment services. ■

"The aim in having our own network infrastructure is to create an environment where customers of Club Internet in France and ya.com in Spain can in future enjoy attractive triple-play products."


Club Internet TV
→ AVEC CLUB INTERNET
ACCÉDEZ AUX RADIOS HAUT DÉBIT SUR VOTRE ORDINATEUR !
Club Internet TV
→ AVEC CLUB INTERNET
ACCÉDEZ AUX RADIOS HAUT DÉBIT SUR VOTRE ORDINATEUR !
Club Internet TV
→ AVEC CLUB INTERNET
ACCÉDEZ AUX RADIOS HAUT DÉBIT SUR VOTRE ORDINATEUR !

Entertainment with plenty of variety: Club Internet already offers its customers nearly 30 TV channels on the PC.

ya.com secures more broadband speed for Spain.

T-Online's objective in Spain is also its own network infrastructure, which would allow Spanish subsidiary ya.com to offer triple-play products from a single source.

T-Online is on a growth course in the dynamic Spanish market with its subsidiary ya.com: T-Online purchased Spanish network operator Albura in late June 2005, giving it access to a high-performance network that can already serve 40 percent of the country's DSL market.

T-Online's rollout plans in Spain, like those in France, are ambitious: It wants to be able to meet 60 percent of DSL demand by the end of 2006. Thus, having an own network is also a key factor in Spain's attractive DSL growth market: With a latest-generation backbone powering their Internet experience, customers can benefit from an appealing triple-play package combining one-stop access, communications and entertainment services.

More speed for triple play: Increasing the bandwidths.
The ability to offer Spanish customers triple-play products hinges on increasing the bandwidths to accommodate the higher transfer rates required by more appealing applications. ya.com alreeady has made its network capable of handling speeds of up to 20 Mbit/s.

Part of ya.com's plan for tapping the broadband market, aside from expanding its own high-speed network, is to augment its communications and entertainment services. ya.com aims in 2006 to switch its voice offering to voice over DSL and launch Internet-based television in the Spanish market. Customers stand to enjoy an attractive package comprising TV over DSL, video on demand, DSL telephony and additional Internet services. ■

ya.com



La Coruña
Bilbao
Barcelona
Madrid
Valencia
Palma de Mallorca
Sevilla
Las Palmas

ya.com: network infrastructure buildup in Spain (schematic representation).

International technology management at T-Online.

International technology transfer within the T-Online Group provides the company with a strategic competitive edge: T-Online profits from global economies of scale and innovative developments in the German, French and Spanish markets.

In the area of triple-play offers, T-Online has, for example, the chance of having its finger on the pulse of innovative developments in France, where the market for triple-play products is more advanced than that of other European countries. This provides the company with the advantage to test new technologies and, if appropriate, transfer them to Germany or other markets.

The basis for all of this is T-Online's international technology management: A synchronized technology strategy, joint selection of technologies and partners as well as a modular systems structure based on an international architecture allow for bundling demand across national boundaries as well as the joint development and use of platform components. ■

Music, games and much more. The T-Online family of brands.




musicload
powered by T-Online

Music downloads at Musicload, games at Gamesload, online marketplaces at Scout24—the T-Online family of brands offers a broad spectrum of attractive brands for Internet growth markets. Musicload continued its upward trend in 2005. Marion Kotterba of Musicload is delighted with Musicload's success—powered by T-Online.

Musicload:
Still a chartbreaker in 2005.

Powered by T-Online, the music download portal is a smash hit.

The Musicload success story goes on: With over 15.5 millon tracks downloaded in 2005, the portal ranks among the leading German providers of legal music downloads. The choice is vast, with some 800,000 titles in every genre from pop, rock, hiphop and dance to soul, R&B classics and evergreens. With almost two million customers, Musicload is now one of the most successful online music services in Europe—and according to market research it's also the best known download portal in Germany. With brand awareness at 76 percent (GfK, September 2005), Musicload has topped the charts in only two years. 2005 saw Musicload beat its figures for the whole of 2004 by mid-year and sell eight million tracks in the first eight months. The reasons are plain to see: Musicload offers a broad selection with the latest charts, is easy to use and delivers superb sound for undiluted listening pleasure. Its popularity is down to a winning combination of fast and simple navigation, giving music lovers legal, affordable access to music downloads.

Top marks from leading consumer watchdog.
These winning features also secured Musicload first place in a test comparing twelve commercial music download providers with German-language portals in December 2005[1]. This top ranking from Germany's Stiftung Warentest consumer organization followed hard on the heels of a PC-Praxis computer magazine readers' choice award in November 2005, when Musicload was voted Best Product in the Music Download Portals category. Musicload also gained outstanding marks for its advertising campaign which won a bronze in Germany's most prestigious advertising accolades, the EFFIE awards, in September 2005. The highpoint of the success story to date came in October 2005 when Musicload took the OnlineStar, Europe's major Internet award.

The beat goes on.
Musicload's success has given rise to a range of specially developed products and services. These include Musicload Manager, an application available at no extra charge that makes easy work of buying, downloading and managing audio files, and the MAX P-X Musicload player jointly developed with digital audio manufacturer Maxfield. The vast Musicload platform is, of course, also open for use with other music players and systems.

And Musicload goes the extra mile to integrate the world of mobile music—for example, with the Mobile Jukebox jointly developed with T-Mobile, allowing anyone who buys tracks with a mobile phone to use them on their home computer as well. The beat goes on, in tune with the Musicload success story. ■



musicload

powered by T-Online

[1] Stiftung Warentest: „Test", January 2006.

Gamesload: A premier download site for computer games.

Computer games mean thrills, action and entertainment. T-Online's Gamesload is the simple and convenient way to download them.

Broadband Internet is a gamer's paradise: Users can buy the games they want at any time of day or night without leaving the house, and can start playing right away. Gamesload, T-Online's new download platform for computer games, is the ideal resource for gamers of all levels, with everything from the latest action hits to all-time favorites.

The computer games market has been booming for years, and the Internet continues to gain importance as a purchasing and sales channel: Fast DSL access makes light work of downloading even large games boasting advanced programming features and correspondingly large quantities of data. Growing ranks of games producers are now making full versions available for downloading. Market research institute Jupiter Research has charted the trend for 2003 to 2005: Sales of games downloads and on-demand games paralleled the DSL boom, surging forward from EUR 2 million to EUR 10 million annually. This trend is set to continue. According to Jupiter, sales of computer game downloads and on-demand games in Germany will reach EUR 73.7 million by 2009.

Try before you buy: Fair play at Gamesload.
T-Online is a pioneer in capitalizing on this trend by establishing Gamesload, an easy-to-use marketing platform. Gamers can use the site in one of two ways: They can buy individual games in the download section or play online by subscribing in the on-demand section.

The advantages for users are compelling: Most games in the download section can be tested before purchasing. When a user decides to buy a game, it is either directly activated online or the user receives an activation key. Gamesload's 'try before you buy' service is hugely popular. Games producers such as CDV, Kochmedia, Eidos, Ubisoft, Zuxxez and many more offer top gaming hits through Gamesload.

Ease of navigation and payment match the accustomed high standards of other T-Online sites. The site navigation helps users quickly find their way around, and Gamesload games can be paid for in a number of ways—including on the phone bill. Germany's highly regarded PC Games magazine recently declared Gamesload the winner among seven games providers in a comparison test of download platforms for PC games (issue 11/05). The jury praised Gamesload's special qualities: speed, reliability and variety. ■

GAMESLOAD
powered by T-Online



The T-Online brand family.

What does the T-Online brand stand for?
The T-Online brand stands for our core business, and thus for our products in the areas of Internet access, entertainment and communications services. In this way, we address the broad mass market—with its extensive product range, T-Online has the right offering for nearly every customer group. In addition, our brand also stands for T-Online's strong commitment to high quality standards. Our broad customer base demonstrates that customers value this clear orientation.

T-Online is also very successful with brands such as Musicload. What is the underlying strategy?
With our other brands—the so-called verticals—we address special market segments, for example, with Musicload in the music download market. With some 15.5 million downloads, Musicload recorded almost four times as many downloads in 2005 as in the previous year. Musicload's success underscores T-Online's ability to achieve excellent results in developing young markets.

During the year just ended, T-Online launched Gamesload and ElectronicScout24. What is the objective?
As a successful Internet service provider, T-Online is very interested in spotting attractive markets early on and getting established in them. Similar to the successful positioning of Musicload in the music segment, we want to harness comparable market opportunities also in other attractive segments. The strong trend in the broadband market in particular offers numerous opportunities. With the launch of Gamesload in the online game segment and of ElectronicScout24 as an online marketplace for consumer electronics, we established a presence in two new segments with strong growth potential in 2005. ■



Burkhard Graßmann, Chief Marketing Officer at T-Online

"Musicload's success underscores T-Online's ability to achieve excellent results in developing young markets."

Congster.

Congster: Internet access, straight up.

Congster is a no-frills brand offering slimline Internet access for younger users.

congster

Congster targets users seeking fast, cheap access to the Internet, plus price-conscious consumer segments such as purists who want Internet access with no added services. Congster customers consciously do without additional software and extras such as round-the-clock support. Congster offers a no-frills product range with volume-based and flat-rate tariffs plus fast-track activation.

Newcomers to broadband Internet can order a T-DSL line with their Congster tariff. New Congster customers receive a wireless router for mobile access around the home, or can opt for access credits of equivalent value. In short, www.congster.de is the place to go for simple, inexpensive online access with no additional trimmings. ■

ElectronicScout24: The new online marketplace for electronic products.

ELECTRONIC SCOUT 24

The Scout24 family gained a new member in 2005: ElectronicScout24, a portal featuring home electronics, computing, telecommunications and household appliances.

ElectronicScout24 is an easy, safe and inexpensive platform for comparing products and prices. An all-purpose shopping basket allows users to buy electronics products from a number of different vendors during a single visit. The portal scores with a range of consumer-friendly, easy-to-use features: A well thought-out search engine enables users to quickly and easily trawl the vast product catalog for what they need. The catalog is clearly presented with pictures and standardized product descriptions, making it easy to compare products. Users purchase directly on ElectronicScout24, which takes care of payment settlement between buyer and seller. Vendors find ElectronicScout24 an attractive sales channel that enhances their selling efforts and opens up the mass market for their products: 'Scouting' beats searching for buyers and sellers alike.

Scout 24.

Scouting beats searching: Scout24 online marketplaces.

Scout24 users need look no further: With Scout24 online marketplaces, 'Scouting' beats searching every time.

Shoppers want to spend their time selecting, not searching. Scout24 has the ideal solution: Scout24 online marketplaces targeting such key interests as cars, finance, electronics, realty, jobs, travel and dating. All live up to the Scout24 motto: "Wer scoutet, der findet" ("If you scout it, you'll find it"). In October 2005, the Scout24 Group set a new record with 5.6 million unique users visiting its online marketplaces in a single month.

'Scouting' is far easier than searching. For some 3.7 million users a month, finding an affordable new car or a quality used model from a local source simply means a trip to AutoScout24.de with its database of no fewer than one-and-a-half million vehicles. As with all Scout24 portals, what makes choosing so easy is the practical search engine: Users can find what they want quickly and easily, and can select in advance to have local offers listed first.

Cars, homes, dating, jobs, travel, savings and investment: Scout shows the way.
Equally well-known and successful, ImmobilienScout24.de is Germany's biggest real estate portal with over 650,000 current offers. ImmobilienScout24 is the up-to-date market for anyone with a private or commercial interest in buying, selling, renting or letting property. Both AutoScout24 and ImmobilienScout24 also feature an abundance of useful information on cars and realty, with topics ranging from insurance to landlord and tenant law. Compact and easy to navigate, both sites epitomize the winning Scout24 recipe.

The Scout24 brand doesn't stop at cars and realty. FriendScout24 is a professional, nationwide dating portal. FinanceScout24 provides a wealth of information about money, savings, investment and insurance to the usual high Scout24 standards. What online portals have done for asset management and savings, they are also doing for careers. Once again, Scout24 is ideally placed to benefit—with JobScout24, a specialized careers market for skilled and managerial vacancies. In the leisure segment, TravelScout24 features a full range of travel opportunities. October 2005 heralded the latest addition to the Scout24 family—ElectronicScout24, an online marketplace for home entertainment, computer and telecommunications products.

SCOUT 24

InteractiveMedia: The top name in online marketing.

Online advertising is booming. T-Online subsidiary InteractiveMedia is a market leader.

InteractiveMedia is one of Europe's leading online marketing specialists. Aside from 'conventional' online advertising, InteractiveMedia also offers teletext, e-commerce, e-mail and mobile marketing solutions. The range is rounded out by related consulting services and market research. The market for online advertising is growing apace: Demand for innovative online advertising formats continued to grow substantially in 2005 compared with 2004. The spread of professional resources for online media budgeting is a key factor in this growth: Publications like the fall 2005 'internet facts 2005-II' from AGOF, a German online research institute, give advertising customers access to valuable information about the Internet's performance as an advertising medium.

InteractiveMedia: One of Germany's broadest-reach online marketers.
As the AGOF ranking shows, in German online advertising, all roads eventually lead to InteractiveMedia—one of the country's broadest-reach online marketers[1]. InteractiveMedia's first-rate portfolio of national and international offerings includes numerous quality Web sites. These encompass T-Online with the broadest reach of any portal[2] in Germany , plus other top German sites such as those of the Welt newspaper, leading pay TV operator Premiere, and T-Online's Musicload. Online offerings by major international brands include Times Online, La Tribune and La Repubblica. The service is hugely successful: New customers in 2005 included top brands like Milka, McDonald's, Panasonic, Dresdner Bank, Skoda, Toshiba and Lorenz Bahlsen Snackworld. InteractiveMedia's selling points are fully borne out by a study jointly prepared with GfK, "Market Report 2005: Quality in Online Advertising." According to the study, InteractiveMedia is regarded as a superior marketing operation combining broad reach with high quality. As a further key quality criterion, InteractiveMedia offers a full toolkit of techniques for addressing specific target groups, including technical targeting, anonymized user information and behavioral targeting according to interests and browsing habits. This all goes to underscore InteractiveMedia's pioneering role in the online advertising market. It is also an incentive to further advance the top name for online marketing in 2006. ■

InteractiveMedia
Ein Unternehmen von T-Online

[1] AGOF: "Internet facts II", September 2005.
[2] AGOF: "Internet facts II", September 2005.

Other subsidiaries and associated companies.

Bild.T-Online AG & Co KG once again held its own against rival German-language Web sites in 2005. According to IVW statistics, bild.t-online.de was among the leading portals and further increased its market reach from the prior year. A joint venture between T-Online and Axel Springer AG, the portal aims to leverage the Internet as a people's medium. T-Online International AG owns 37 percent of the enterprise, which generated a profit in 2005. This success is largely due to Bild.T-Online's "Volks..." marketing strategy, which ensured that the site retained its position during 2005 as one the leading cross-media general interest portals in the German-speaking Internet. The select range of brand products was systematically expanded in 2005. Bild.T-Online teamed up with major brand producers for a series of special offers both online and offline, promoting insurance, digital cameras, cars and other items as "Volks..." products.

Atrada Trading Network AG, a wholly owned subsidiary of T-Online International AG since 2001, focuses on systematically implementing successful business models primarily in the B2B sector. Atrada marketplaces such as ElectronicScout24 and Musicload stand out for their high standards of user-friendliness and use of the latest e-commerce technologies. Atrada is known for advanced online marketplaces that retain their ease of use.

buecher.de performed excellently in 2005 as in preceding years. Customer numbers, sales and earnings rose substantially. The conditions are ideal for further growth in 2006. ■

Financial report.

T-Online's shares.

Performance.

As far as T-Online's shares were concerned, stock market developments in 2005 were shaped first and foremost by the ongoing process of merging T-Online International AG into Deutsche Telekom AG. Thus, the performance of T-Online's stock was largely linked to that of Deutsche Telekom's shares and also unable to break free of the below-average showing of the major European telecommunications stocks last year. The DJ Euro Stoxx Telecoms index ended 2005 down 7 percent from the beginning of the year.

T-Online's stock reached its all-year high of EUR 10.05 in January (January 7, 2005). In February, Lagardère Active Broadband sold 55.9 million of its T-Online shares after accepting Deutsche Telekom AG's voluntary public offer to purchase T-Online stock for EUR 8.99 per share. The exchange ratio agreed upon for the planned merger of T-Online International AG into Deutsche Telekom AG was published on March 8. T-Online's shareholders stand to receive 0.52 shares of Deutsche Telekom for every T-Online share held. Various analysts considered the performance of T-Online's shares as dependent on that of Deutsche Telekom's stock once the exchange ratio was published, with some investment banks[1] proposing that even T-Online's very solid operating performance could no longer be viewed as a key driver of its stock.

[1] Analysts' reports: Deutsche Bank August 10, 2005, LB Baden-Württemberg May 2, 2005, Metzler March 3, 2005.

T-Online, Deutsche Telekom vs. TecDAX 2005



120
110
100
90
80
70
Jan.
Feb.
Mar.
Apr.
May
June
July
Aug.
Sept.
Oct.
Nov.
Dec.
T-Online (Xetra)
Deutsche Telekom (Xetra)
TecDAX

A resolution approving the merger agreement with Deutsche Telekom AG was adopted in the second quarter at the T-Online International AG Shareholders' Meeting on April 29, 2005. The lawsuits filed challenging the validity of this resolution caused trading in T-Online's stock to drop for the remainder of the year. The stock price held steady between EUR 8.00 and EUR 9.11 and moved in close tandem with the price of Deutsche Telekom AG's stock. Even the announcement in November of positive business performance for the third quarter failed to elicit any major movement in the stock's price. T-Online's shares closed the year on December 30 at EUR 8.10.

Investor profile.

As of December 31, 2005, T-Online International AG's capital stock consisted of 1,223,890,578 registered no-par-value shares, which was unchanged from year-end 2004.

Investor profile.


9.86%
90.14%
Deutsche Telekom 1,103,255,613
Free float 120,634,965
Total 1,223,890,578

Stock profile.

Name:	T-Online International AG
ISIN:	DE0005557706
WKN:	555770
Symbol:	TOI
Industry:	Software
Industry group:	Internet
Indices:	
TecDAX	
MidCap	
PrimeAll	
TechAllShare	
CDAX	
HDAX	
Capital stock (€):	1,223,890,578.00
Capital stock (shares):	1,223,890,578

Key data.

Xetra closing price January 3, 2005:	EUR 9.89
Xetra closing price December 30, 2005:	EUR 8.10
2005 high:	EUR 10.05 (January 7)
2005 low:	EUR 7.98 (March 17)
Market capitalization January 3, 2005:	EUR 12.1 billion
Market capitalization December 30, 2005:	EUR 9.9 billion
Total volume of T-Online stock traded on all exchanges (shares):	246,298,989
Average daily trading volume (shares):	958,362
Cash flow per share 2004:	EUR 0.34
Cash flow per share 2005:	EUR 0.21
Earnings per share 2004:	EUR 0.26
Earnings per share 2005:	EUR 0.13

Investor relations.

The Shareholders' Meeting as well as the press and analysts' conferences held after publication of the company's quarterly reports were made available as live and downloadable audio webcasts on the T-Online Web site. T-Online shareholders and all other interested parties thus had access to full and timely information on the business performance of T-Online International AG. All T-Online financial and press releases are available online in English and German in the Investor Relations and Press sections of the corporate portal, www.t-online.net. The portal also features an e-mail service for quarterly and annual reports. Users who register are automatically sent the latest reports as they come out.

Financial calendar.

- **Shareholders' Meeting May 4, 2006***
- **Group Report January 1 to March 31, 2006: May 10, 2006***
- **Group Report January 1 to June 30, 2006: August 9, 2006***
- **Group Report January 1 to September 30, 2006: November 8, 2006***

* preliminary date (any changes will be announced at www.t-online.net/ir).

2005 Group management report.

Overview.

Key aspects of business performance.

In 2005, the broadband market in Germany and the rest of Europe gained considerable momentum. Competition became increasingly intense, and the entry into the market of new competitors such as local exchange carriers, cable operators and mobile telephone companies alongside the traditional ISPs led to intensified price competition for desirable broadband customers.

Despite this increasingly aggressive market environment, T-Online stayed on course with its growth plans and was able to bolster its market position on the basis of the strategy presented in November 2004. Both in our home market of Germany and in the French and Spanish markets, the measures announced at the end of 2004 were implemented step by step.

By successfully positioning itself as a full-service DSL provider and through the market-oriented development of the DSL tariff portfolio, T-Online has gained even more new customers for its DSL tariffs in Germany. As compared with the previous year, the company gained 1.2 million DSL tariff customers. Last year, just under 1.4 million customers opted for T-Online's combined DSL package. The higher number of customers deciding in favor of a combined package is here attributable to the fact that T-Online does not count as new tariff customers those customers who initially only had a DSL tariff but then registered for the combined DSL package. At the same time, the expansion of the DSL tariff customer base is the outcome of a clear strategic orientation geared toward future growth potential. With the launch of VoIP-based DSL telephony and the continued expansion of content offerings, T-Online was able to implement major aspects of its triple-play strategy in the year under review.

To achieve further growth outside Germany, the company has moved ahead decisively with its expansion plans in France and Spain, thus solidifying the foundation in the "Rest of Europe" segment. With these efforts, T-Online took decisive steps in the reporting year to position itself as an innovation leader in the international broadband market.

T-Online's positive performance is also reflected in the key financial indicators. Although revenues were negatively impacted by price reductions related to comprehensive DSL tariff initiatives, T-Online succeeded in increasing Group revenues by EUR 76.5 million as compared with the previous year, or 3.8 percent, to EUR 2,088.3 million. On the profit side, T-Online also achieved its own targets: EBITDA adjusted for material nonrecurring items amounted to EUR 327.8 million. Profit after taxes adjusted for material nonrecurring items amounted to EUR 158.4 million in 2005.

The following table summarizes the key financial indicators:

EUR million	2004	2005	Change 2004/05	in %
Net revenues	2,011.8	2,088.3	76.5	3.8
of which Germany segment	1,794.3	1,818.1	23.8	1.3
of which Rest of Europe segment	230.1	285.7	55.6	24.2
EBITDA*	472.3	327.8	(144.5)	(30.6)
EBITDA including nonrecurring items	466.6	373.2	(93.4)	(20.0)
Profit before taxes*	490.5	266.0	(224.5)	(45.8)
Profit after taxes*	317.5	158.4	(159.1)	(50.1)
Profit after taxes including nonrecurring items	300.9	203.8	(97.1)	(32.3)
Earnings per share (EUR)*	0.26	0.13	(0.13)	n/a
Registered customers at year-end (millions)	13.50	14.03	0.53	3.9

* Adjusted for material nonrecurring items in 2004 and 2005. Detailed information on material nonrecurring items is given in the table on page 74.

The merger.

Several shareholders have filed lawsuits with the Darmstadt regional court challenging the validity of the resolution approving the merger agreement of March 8, 2005 between T-Online International AG and Deutsche Telekom AG adopted at the T-Online International AG Shareholders' Meeting on April 29, 2005. Because of these suits, the merger has not yet been recorded in the Commercial Register. T-Online International AG filed for release proceedings and applied for a court ruling stating that the suits do not represent an impediment to the merger being registered. Following the rejection of these motions by the Darmstadt regional court, T-Online International AG filed a complaint with the higher regional court in Frankfurt am Main on December 9, 2005 against the decision of the regional court. In a ruling issued on February 8, 2006, this complaint was upheld by the higher regional court in Frankfurt. The ruling corrects the decision of the Darmstadt regional court and states that the lawsuits underlying the dispute do not represent an impediment to the merger with Deutsche Telekom AG being recorded in the Commercial Register. The higher regional court stated that judicial review applications may be filed against its ruling.

1. Business situation and operating environment.

The T-Online business model.

The heart of the T-Online business strategy is the combined business model. This strategy forges synergies between access and non-access business to realize potential sales while reaping economies of scale and efficiency gains.

T-Online's access business supplies private customers and small and midsize firms with high-quality Internet access at competitive prices via a wide range of bandwidths, access types and end devices. As the trend toward digital media gathers momentum, broadband Internet products are playing an increasingly important role, and the emphasis in customer recruitment is very definitely on "quality before quantity." Besides Internet access in its own right, T-Online offers a full suite of additional (non-access) services including e-mail, online banking, DSL telephony, calendar/address book, or digital entertainment such as online music or video on demand.

With the accelerating spread of broadband Internet access, T-Online plans to continue expanding its product range with combined offerings. T-Online's strategic goal is to present customers with attractive offerings in the areas of Internet access as well as communications and entertainment services (so-called triple-play offerings). T-Online already offers the option of combining Internet access with voice telephony via DSL (VoIP) as a so-called double play. To implement a complete triple-play offering, it will be crucial in particular to launch digital entertainment services such as TV over DSL.

The revenues generated with customers under the combined business model are basically divided into subscription fees and usage fees. Additional revenue comes from online advertising and the B2B segment. T-Online's long-term objective here is to increase revenues from the subscription fees category and in this way to raise the share of less volatile revenues in the total.

Organization and locations.

In the reporting year, T-Online solidified the strong position in its home market, Germany, and laid the foundation for long-term, profitable growth in the important European markets of France and Spain.

Because of the diverse risk and opportunity profiles of business activities in Germany and the other European countries, the financial reporting is broken down into the two geographical segments "Germany" and "Rest of Europe."

In **Germany**, T-Online International AG moved into its new company headquarters in Darmstadt at the end of 2004. Also headquartered in Darmstadt are other domestic subsidiaries. T-Online International AG also has locations in Kiel (customer service center), Oldenburg (customer service center) and Ulm (technical services). The Scout24 Group has its main office in Munich.

The most notable subsidiaries in the **Rest of Europe** segment are T-Online France SAS, with headquarters in Paris, and YACOM INTERNET FACTORY S.A.U., with headquarters in Madrid. The T-Online Group also has smaller international subsidiaries and associates operating in Austria, Switzerland, Portugal, Italy, Belgium and the Netherlands.

Management and value management at T-Online International AG.

As a management tool, the T-Online managers use an internally developed efficiency matrix: the same efficiency matrix for which the company was awarded the "2005 Controlling Prize" of the International Controllers Association.

Triple Play.

T-Online is focusing on combined package offerings.


Internet access
Communications services
Entertainment services

Under the efficiency matrix, managers with operational responsibilities are provided with "guardrails" based on expected and actual sales trends of the company. The management philosophy under this system is rooted in three basic principles:

- using benchmark parameters to ensure the achievement of economic targets
- allowing operational managers room to maneuver autonomously within a set framework
- management of operational units in financial terms on the basis of profit targets, and not absolute cost budgets.

To ensure that its business targets are met, T-Online applies a dedicated benchmarking system reflected in the company's balanced scorecard. Through close intermeshing of the objectives agreed with managers and the key performance indicators of the company, T-Online ensures that all responsible parties are committed to pursuing the company's strategic goals.

For 2005, T-Online selected "profitable growth" as its corporate goal, to be measured using the key indicators of sales, EBITDA and EVA (economic value added). By achieving the target figures, T-Online International AG will build its business and further solidify its position on the market. In addition, T-Online is focusing more strongly on customer orientation. For the company's managers, the objectives of increasing quality and customer satisfaction, ensuring net gains in the DSL customer base and the increase of customer value have been firmly established as company-wide goals.

Customer value management—like the balanced scorecard—is a way of viewing the T-Online organizational units responsible for customer processing on the basis of value driver considerations. It serves as the primary instrument for managing profitable customer growth. For measurement purposes, T-Online applies the concept of customer lifetime value, which represents the projected value of the customer base.

Trends in the industry and the overall economy.

Slight slowdown in worldwide growth.[1]

Global economic growth slowed down in 2005, but—despite rising oil prices—remained robust. The USA, where economic growth remains strong, is still a principal driving force behind global economic expansion.

The economic performance of the euro zone was somewhat sluggish in 2005. Interest rates remained very low across the entire euro zone. Rising oil prices dampened personal consumption and investments. The new member countries of the European Union again achieved stronger growth than the remaining euro zone. However, these economies also lost some momentum owing to a slowdown in exports.

According to an estimate by the Kiel Institute for World Economics, growth of the gross domestic product (GDP) in the USA remained strong in 2005, increasing at an annual rate of 3.6 percent in real terms. By contrast, the euro zone grew more slowly, with GDP growth of just 1.3 percent.

German economic performance still generally weak.[2]

GDP in Germany grew at an estimated rate of just 0.9 percent in 2005. This growth was to a great extent driven by exports, which expanded dynamically as a result of the devaluation of the euro. The core problem remained the lack of impetus in the domestic economy. The high oil price weighed down personal consumption and dampened domestic demand. The situation on the labor market also remained very tense. The inflation rate rose by an estimated 2.0 percent on average for the year 2005 compared with 2004.

The trend in the Internet sector.[3]

The Internet sector continued to perform very well in 2005 despite the generally difficult economic climate. The strong growth in demand for Internet use in western Europe was again unbroken.

Jupiter Research estimates that the number of Internet users in western Europe (home, work and other users) increased from some 173 million in 2004 to around 189 million in 2005. This represents growth of approximately 9 percent and means that some 48 percent of the western European population is now online.

Broadband remained the clear growth driver in 2005. As a share of all households, the proportion of households in western Europe with broadband access increased from 21 percent in 2004 to 28 percent in 2005. Broadband access thus now accounts for more than half of all online households.

The growth in numbers of broadband households is flanked with rising use of applications involving large volumes of data, for example, applications which provide online access to entertainment offerings such as films, music and games. At the same time, the trend toward digital content—such as entertainment offerings, photos and information—creates demand for broadband Internet access.

[1] Association of German Economic Research Institutes: "The State of the World Economy and the German Economy", 10/2005; Kiel Institute for World Economics: "Aufschwung in den Industrieländern bleibt vorerst intakt" (Upswing in industrial nations remains provisionally intact), 12/2005.
[2] Federal Statistical Office Germany: "Economic growth in 2005 based on exports", 01/2006; Federal Statistical Office Germany: "Consumer prices in 2005: +2.0% on 2004", 01/2006; Association of German Economic Research Institutes: "The State of the World Economy and the German Economy", 10/2005.
[3] Jupiter Research: "Internet Access and Broadband Model", 05/2005.

The chart below shows the trend in Internet penetration as a percentage of households in various countries.

Internet households 2004–2005.*

Internet households as a percentage of all households in %


Switzerland 2004 2005
58%
64%
Austria 2004 2005
43%
48%
Germany 2004 2005
49%
53%
France 2004 2005
41%
46%
Spain 2004 2005
37%
41%
Portugal 2004 2005
32%
36%
Western Europe 2004 2005
47%
52%
USA 2004 2005
66%
68%
0% 10% 20% 30% 40% 50% 60% 70% 80%

* Jupiter Research.

The high penetration quotas in more highly developed online markets such as the USA or South Korea indicate the potential and direction of future development in western Europe as well.

The German broadband Internet market once again became even more dynamic in 2005. Fierce competition in the broadband market was characterized by drastic price cuts, increasing bandwidth and Internet telephony offerings. In addition to other ISPs, the intensified competition is being driven particularly by local exchange carriers with their own network infrastructure. However, in the reporting year, T-Online successfully set itself apart as a premium provider and clearly asserted itself in the hotly contested broadband market with 4.45 million DSL tariff customers effective December 31, 2005.

In addition to its presence in the German market, T-Online is also represented in many other European countries through its subsidiaries, and in France and Spain in the Internet access segment.

The French market in particular is characterized by large investments by market participants in the expansion of telecommunications networks and customer recruitment, and also by highly competitive pricing. With its subsidiary T-Online France, T-Online is relying on a very aggressive pricing strategy, innovative products based on its own IP-based network—and, increasingly, outstanding service—to set itself apart from its competitors. In the past year, this strategy helped T-Online in France outperform the market in a very dynamic and fast-growing environment, thus increasing its market share.

In Spain, consolidation of the broadband market also continued during the past year. The cable operator Auna was taken over by its competitor Ono, and the local DSL provider Comunitel was acquired by Tele2, a Scandinavian company.

T-Online took over the network operator Albura during the reporting year, thus acquiring a network of its own. This means that T-Online, through its Spanish subsidiary ya.com, can also set itself apart from competitors in Spain in terms of pricing and products. With the acquisition of Albura, Spain's third-largest supplier after Telefónica and the France Telecom unit Wanadoo, T-Online was also able to solidify and expand the market position of its subsidiary ya.com during the reporting year.

T-Online is generally satisfied with its position in the two countries and plans to increase its market share in France and Spain to at least 15 percent in the medium term.

Business trends in the Group and segments.

To secure an enduring position in the dynamic broadband market, T-Online has defined three central strategic initiatives, and in 2005 took major steps to implement them:

- In Germany, T-Online International AG has positioned itself since February 1, 2005 as a full-service DSL provider, marketing a combined package comprising a DSL line, Internet access and hardware components.

- With the optional combination of fast Internet access and DSL telephony based on VoIP technology, T-Online has implemented another key component in its future triple-play approach. The DSL telephony offering was gradually expanded in the course of the reporting year.

- In the Rest of Europe segment, T-Online's French and Spanish subsidiaries achieved strong growth in the DSL customer segment. By developing its own network infrastructure in these two countries, T-Online is also again underpinning its goal of becoming a leader among the alternative DSL providers in each of these markets and achieving a market share in excess of 15 percent.

Business trends in the Germany segment.

Under its T-Online brand, T-Online International AG operates its ISP core business with access services and access-related services. This business already includes double-play offerings, and will be broadened in the future to cover triple-play offerings. Key developments in this core business in the reporting year involved the market launch of combined DSL packages and DSL telephony as well as the expansion of video-on-demand offerings.

DSL offerings.

Since February 1, 2005, T-Online International AG has been positioned as a full-service DSL provider, marketing the combination of a DSL line, DSL tariff and hardware components from a single source. The success of the full-package DSL offerings and the market-oriented development of the T-DSL tariff portfolio have acted as the main force driving growth in the DSL tariff customer base. Since the start of November 2005, the company has offered a uniform DSL flat rate for all available T-DSL bandwidths up to and including T-DSL 6000 at a basic monthly rate of EUR 9.95. With increasing bandwidths, it is now possible to download data at up to 94 times ISDN access speed. Users can benefit from high-performance DSL in many ways—music fans, for example, can download tracks faster than ever before while playing online games.

DSL VoIP telephony.

Another milestone in 2005 was marked by the company's efforts to set the stage for future triple-play offerings. A key component in these plans is DSL telephony, which T-Online launched at CeBIT 2005 and continually expanded over the course of the year.

Since the start of November 2005, T-Online customers at all T-DSL bandwidths have been able to make unlimited phone calls within the German landline telephone system and to all other T-Online DSL telephony users for EUR 9.95 a month. With the WLAN and DSL telephony router, which T-Online has offered since September 2005, this service can be used independently of a PC and with almost any analog telephone. By expanding its DSL telephony offering, T-Online is driving forward the expansion of attractive services tailored to the use of a DSL line and, in doing so, is raising the potential for future growth. With international access, which gives T-Online customers convenient access to Internet telephony even when abroad, the company offers its customers yet another attractive form of added value.

Video on demand.

Parallel to the launch of DSL telephony, T-Online International AG continued to expand its premium multimedia entertainment offerings. To give users convenient access to the three worlds—the Internet, DSL telephony and entertainment—T-Online International AG unveiled an exciting new product at IFA 2005, the world's biggest consumer electronics trade fair: its own first dedicated media receiver, to be marketed alongside devices developed in cooperation with leading hardware manufacturers. The receiver enables users to enjoy modern home entertainment in conjunction with DSL. With its own hardware component, the T-Online S100 and the expansion of digital worlds of experience, T-Online is adding new impetus to the rising demand for broadband content. The T-Online S 100 links the television to the DSL line and provides direct access to the extensive T-Online video on demand service. In addition to a steadily growing catalog that now includes more than 400 Hollywood blockbusters, the Internet portal www.vod.T-Online.de offers documentaries, comedy series and television productions by ProSiebenSat.1 Media AG, which has been cooperating with T-Online International AG since March 2005. In the reporting year, T-Online was able to sign deals with Warner Bros. International Television Distribution Studios and Paramount, thus recruiting two more household names from the American film industry for its video on demand service. As a result, T-Online International AG now has contracts with six of the eight Hollywood studios. The service is well received by customers, as demonstrated by the 100,000 viewings per month, which make T-Online International AG one of Germany's leading video on demand providers.

A second T-Online success story in 2005 was the development of new brands.

The T-Online brand successfully embodies the ISP core business. Now, with "Musicload," "Gamesload," or "ElectronicScout24," T-Online is taking deliberate aim at additional consumer markets. The positioning of these brands acknowledges the need to distinguish between customer groups and appeal to them directly. With these brands, attractive growth markets alongside the ISP core business are addressed independently while drawing on essential competencies from the core business such as technological resources or experience in CRM.

Musicload.

The rise of Musicload, T-Online's sales platform for legal music downloads, continued unabated in 2005. Launched in October 2003 with around 40,000 titles, Musicload is now among the industry leaders for legal music downloads in Germany. In 2005, the service topped 15.5 million downloads. With approximately 800,000 titles in its catalog, Musicload scored its biggest successes with the top 10 singles charts. The T-Online platform partners with all major record companies, but also works with independent labels. For access to downloadable music almost anywhere and anytime, Mobile Jukebox, a cooperative project with T-Mobile, lets users retrieve songs not only with their PCs, but also by mobile phone while on the move. Musicload received numerous accolades over the past year: For example, the magazine Computer-BILD declared it the best online music offering among several tested[4]. Other prizes included the bronze EFFIE award[5] and the OnlineStar[6]. The highly respected Stiftung Warentest, an independent reviewer of products and services, picked Musicload as the winner from among the 12 major providers of commercial music downloads with a German-language Web site[7].

Gamesload.

With the start of Gamesload in August 2005, T-Online International AG launched the third major sales platform for digital entertainment content after video on demand and Musicload. The service currently features some 70 game titles for downloading via the online shop and more than 100 others that are playable online for a monthly fee. Download fees are conveniently charged to the user's monthly phone bill. Among the high-profile cooperation partners of Gamesload are major game producers such as CDV, KochMedia, Eidos, Ubisoft, Vivendi and ZuxxeZ. Gamesload met with a very warm response from reviewers right from the start. In a comparative usage test conducted by PC Games magazine (11/05), Gamesload by T-Online was voted the overall winner among seven legal providers of downloadable games. The computer games market is a rapidly evolving growth sector that is increasingly homing in on the relatively new distribution channel of the Internet. According to market research[8], sales of computer games in Germany in the form of games on demand or downloads

[4] Computer-BILD, 1/2005. Test: Music download services.

[5] Efficiency prize for marketing communications awarded on September 23, 2005.

[6] The most important European user-selected Internet prize, awarded on October 25, 2005.

[7] Stiftung Warentest: January 2006.

[8] Paid Content and Services Forecast 2003-2009. Jupiter Research 1/2005.

soared from EUR 2 million in 2003 to EUR 10 million in 2005. The same research forecasts sales of EUR 73.7 million in Germany alone by 2009. With Gamesload, T-Online has successfully established a position in this strategically important area.

E-commerce.

With the aim of successfully positioning itself in new growth markets, T-Online launched a new e-commerce player in 2005 with excellent prospects. By setting up the ElectronicScout24 online marketplace, T-Online is expanding its brand strategy and placing itself in the rapidly growing consumer electronics sector. The new sales platform focuses on consumer electronics and telecommunications products, computers and home appliances. The service packs substantial benefits for buyers and sellers alike, ranging from the powerful search and sort capabilities to the very reasonable sales commission rates. ElectronicScout24 also handles the settlement of payments and assesses the creditworthiness and quality of market participants. By opening up additional attractive business options in line with the needs of specific target groups, T-Online is staying on track with its strategy of expanding its position in the burgeoning e-commerce sector. With Scout24, T-Online already has a suite of online marketplaces. Scout24 offers sector-specific services in seven areas (automotive, electronics, finance, real estate, jobs, partners and travel), and is currently established in 10 countries.

Business trend in the Rest of Europe segment.

In the "Rest of Europe" segment, the subsidiaries T-Online France and ya.com were also brought into line with the triple-play strategy in the reporting year. Key steps in this direction were the increasing bandwidths and development of the technical infrastructure.

In the Internet access business, T-Online France began offering customers bandwidths of up to 20 Mbit/s, thus moving forward with the development of high speed Internet access. The voice-over-IP (VoIP) product launched in November 2004, offering unlimited calls to French landline numbers, is steadily gaining in popularity. More than 50 percent of all DSL customers are now using this product. In November 2005, a fully unbundled product was launched, with T-Online France taking over the entire business relationship for voice telephony and Internet access. In the entertainment sector, the French subsidiary continued to build its online television offering. Since the end of 2005, users have had access to 28 channels for online viewing with a personal computer. This product drive was flanked by a proactive pricing strategy and an intensified focus on service: Customer calls to the hotline are answered within three minutes, and during the first month all calls are free of charge.

By building its own network infrastructure in France, T-Online has taken the first step toward realizing its growth strategy in the European broadband market. Contracts have already been signed with a renowned provider for the utilization of a high-performance network backbone. Following up on this, T-Online is investing in its own network technology, which is already linked with the so-called "last mile" to the customer through more than 280 connection points, known as central offices. The last mile is made available by France Telecom. As a result of this network development, T-Online France will control the entire network infrastructure with the exception of the last mile. Following the network rollout based on ADSL2+, T-Online plans as far as possible to develop the network to the VDSL2 standard. With its own network, T-Online France will have new degrees of freedom in product design (in terms of innovation and quality) and pricing policy. By developing a fully IP-based network meeting state-of-the-art technological standards, the company will ready the playing field to grow its business with triple play products combining Internet access, entertainment and communications services. At the end of 2005, T-Online France had already acquired potential network coverage of nearly 50 percent of the French Internet population, or close to 10 million Internet connections.

In Spain, T-Online also greatly expanded its broadband activities in the year under review through its ya.com subsidiary. Similar to the situation in France, the bandwidth in the Internet access sector was increased to as much as 20 Mbit/s in December 2005. With the launch of a landline-based (PSTN) telephony product in January 2005, ya.com extended its portfolio beyond pure Internet access. As in France, the company aims to boost its long-

term competitive position in the Spanish market through its own IP-based network. The basis for this network, which is currently being developed, is comprised by the company Albura, which was acquired in June 2005. In this way, T-Online has also paved the way for the successful launch of its own triple-play product offerings, which combine Internet access, communications and entertainment services, thus intensifying the value creation opportunities in the Spanish market. With the acquisition of Albura, the last independent network operator with national coverage in Spain, T-Online will be able to achieve greater cost-effectiveness in future when providing Spanish customers with a highly developed network. To exploit the synergies between ya.com and Albura, T-Online International AG merged Albura, which it previously held as a direct subsidiary, into ya.com.

Revenue development.

T-Online generated total revenues Group-wide of EUR 2,088.3 million in 2005—an increase of EUR 76.5 million or 3.8 percent compared with 2004. Despite lower sales growth than in the previous years, T-Online met its revenue targets announced in June 2005 for the reporting year. In the **Germany segment**, price adjustments in Internet access tariffs, particularly in connection with the *restructuring of the DSL tariff portfolio*, had a negative effect on revenues. Revenues were also decreased, as in the previous year, by the accounting accruals for setup fee refunds from the broadband campaign in 2004.

The chart below shows the trend in Group revenues* since 2001.

EUR million	2001	2002	2003	2004	2005
Group revenues	1,139.9	1,568.1	1,840.2	2,011.8	2,088.3

Figures for 2001 in accordance with German commercial law (HGB) and for 2002-2005 in accordance with IFRS.
* Adjusted for material nonrecurring items in 2003.

The main revenue driver besides growth in the customer base in the DSL area of the **Germany segment** was in particular the **Rest of Europe segment**, where revenues were up EUR 55.6 million or 24.2 percent compared with 2004. The Spanish subsidiary made a particularly important contribution to this growth, increasing its sales year-on-year by 53.4 percent as a result of strong growth in the number of DSL tariff customers and the acquisition of Albura. As a result, the **Rest of Europe segment** increased its contribution to Group revenues from 11.4 percent to 13.7 percent.

In the **Germany segment**, T-Online International AG further expanded its DSL customer base and hence revenues largely by forging ahead with the development of the DSL broadband market.

The table below presents Group revenues by segment:

EUR million	2004	2005	Change 2004/2005	in %
Germany segment	**1,794.3**	**1,818.1**	**23.8**	**1.3**
Subscription fees	1,001.0	1,063.0	62.0	6.2
Usage fees	556.0	438.1	(117.9)	(21.2)
Advertising/B2B	237.3	317.0	79.7	33.6
Portal agreement with Deutsche Telekom AG (to 2013)	148.1	148.1	0.0	0.0
Remainder of Germany segment	89.2	168.9	79.7	89.3
Rest of Europe segment	**230.1**	**285.7**	**55.6**	**24.2**
Subscription fees	161.9	182.1	20.2	12.5
Usage fees	33.2	50.4	17.2	51.6
Advertising/B2B	35.0	53.2	18.2	52.1
Consolidation	(12.6)	(15.5)	(2.9)	(22.2)
Group	**2,011.8**	**2,088.3**	**76.5**	**3.8**
Subscription fees	1,162.9	1,245.1	82.2	7.1
Usage fees	588.5	488.1	(100.4)	(17.0)
Advertising/B2B	260.4	355.1	94.7	36.4
Portal agreement	148.1	148.1	0.0	0.0
Remainder	112.3	207.0	94.7	84.3

Subscription fees increased throughout the Group by a total of EUR 82.2 million or 7.1 percent compared with 2004. This growth was driven mainly by the Group-wide expansion of the DSL customer base.

Subscription fees in the **Germany segment** grew by EUR 62.0 million or 6.2 percent. This gain is due to the very strong growth in the number of DSL tariff subscribers. With the increasing diversity of content such as Musicload, Gamesload and video on demand, which can be accessed very easily with a DSL line, more and more customers are opting for high-performance DSL access: In the course of 2005, T-Online gained some 1.2 million additional DSL tariff customers in Germany, compared with roughly 1.1 million in the prior year. Alongside pay-per-view and pay-per-use models, T-Online offers numerous subscription services in addition to pure Internet access, including premium e-mail services, security packages or the T-Online Vision package with exclusive or other top-quality content from its theme portals. They also met with a strong response from customers and contributed to the increase in subscription fees.

The continued growth in DSL tariff customers also increased subscription fees in the **Rest of Europe segment** by 12.5 percent compared with the prior year.

As in the prior year, usage fees were down in 2005 both in the **Germany segment** and the Group as a whole. Due to T-Online's deliberate efforts to migrate customers into higher-value subscription fees, the increase in subscription fees has been accompanied by a drop in usage fees as budgeted. As a result of the realignment in 2005 of the DSL tariff portfolio to address customer needs and the appeal of T-Online's attractive broadband content offerings, there is still a steady stream of customers switching away from narrowband tariffs—especially the 'eco' tariff—to broadband tariffs. Narrowband tariffs tend to account for a very small share of subscription revenues and a large share of usage revenues. With the DSL tariffs, this relationship is reversed.

Advertising/B2B revenues increased Group-wide by 36.4 percent compared with the prior year. In the Germany segment, revenues in 2005 increased by EUR 79.7 million. The online advertising market maintained its positive trend through 2005. Above all, brand name producers are increasingly making the Internet part of their media mix. The T-Online portal now offers above-the-line advertisers even more efficient opportunities to reach specific target groups, especially through the new user-centric advertising (UCA) approach to targeting which was launched in the fall of 2005. Among the top brands now benefiting from the advantages of online advertising are Dresdner Bank, McDonald's, Casio and Bahlsen, all of which have signed marketing cooperation agreements with T-Online. With its broad-reach portals, high-quality customer base and InteractiveMedia, one of Germany's leading online marketers, T-Online has a strong position in this growth market. It is evident that the combination of wide reach and high-quality editorial content is increasingly proving its worth on the market.

Revenues in the advertising/B2B segment likewise increased compared with the prior year in the **Rest of Europe segment** by EUR 18.2 million, or 52.1 percent. The increase was largely due to the acquisition of Albura, which apart from network operation also offers business services such as network management, engineering services and IP services (hosting, VPNs, etc.).

Development of ARPU and customer numbers.

The chart below shows the development of T-Online's ARPU figures and the underlying computation parameters. T-Online defines ARPU as the average monthly revenue per customer. (Further details on ARPU calculations are given on page 88).

EUR	2004	2005	Change 2004/2005	in %
ARPU (Group)				
Blended	15.6	15.0	(0.6)	(3.8)
Subscription	11.4	11.5	0.1	0.9
Usage	5.2	4.2	(1.0)	(19.2)

Customer base (Group) as of December 31

Millions	2004	2005	Change 2004/2005	in %
Customers with DSL tariffs	3.59	5.09	1.5	41.9
Customers with narrowband tariffs	5.16	4.19	(0.97)	(18.8)
PAYG (usage < 30 days)	0.86	0.62	(0.24)	(28.1)

EUR	2004	2005	Change 2004/2005	in %
ARPU (Germany segment)				
Blended	14.9	14.1	(0.8)	(5.4)
Subscription	10.5	10.6	0.1	1.0
Usage	5.3	4.1	(1.2)	(22.6)

Customer base (Germany segment) as of December 31

Millions	2004	2005	Change 2004/2005	in %
Customers with DSL tariffs	3.23	4.45	1.22	38.0
Customers with narrowband tariffs	4.95	4.06	(0.89)	(17.9)
PAYG (usage < 30 days)	0.74	0.55	(0.19)	(26.5)

EUR	2004	2005	Change 2004/2005	in %
ARPU (Rest of Europe segment)				
Blended	23.9	26.4	2.5	10.5
Subscription	24.1	22.8	(1.3)	(5.4)
Usage	4.1	5.7	1.6	39.0

Customer base (Rest of Europe segment) as of December 31

Millions	2004	2005	Change 2004/2005	in %
Customers with DSL tariffs	0.36	0.64	0.28	77.0
Customers with narrowband tariffs	0.21	0.12	(0.09)	(39.6)
PAYG (usage < 30 days)	0.12	0.07	(0.05)	(37.9)

Group blended ARPU decreased from EUR 15.6 in 2004 to EUR 15.0 in the reporting year. The decline resulted from the fact that the total revenues from subscription fees and usage fees showed a downward trend compared with the prior year while the customer base continued to grow.

For the Group as a whole, the number of customers with DSL tariffs increased by 1.5 million, or 41.9 percent, from 3.59 million as of December 31, 2004 to 5.09 million at the end of the 2005 financial year. In the **Germany segment**, the number of customers with DSL tariffs grew 38.0 percent from 3.23 million as of December 31, 2004 to 4.45 million as of December 31, 2005. The **Rest of Europe segment** posted an increase of 77.0 percent. The new momentum in the broadband market has led to a parallel decline in the number of customers in narrowband tariff plans.

Group-wide, subscription ARPU rose slightly as compared with the previous year.

Usage ARPU was down compared with the 2004 level as a result of the decline in the narrowband customer base and the simultaneous increase in the number of DSL customers. In addition, usage fees—and hence usage ARPU—are subject to strong seasonal fluctuations. This is a further reason for T-Online's stepped-up efforts to migrate users to broadband tariffs and non-access subscription products, and thus to subscription fees.

Workforce development and personnel costs.

T-Online reported growth in both segments, Germany and Rest of Europe, in the year under review. The average number of persons employed rose by 310 compared with 2004 to 3,231, which corresponds to an increase of 10.6 percent.

Measured from reporting date to reporting date, the workforce was up some 359 employees to 3,322.

The number of persons employed in the Group has developed as follows since 2001:

	Dec. 31, 2001	Dec. 31, 2002	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2005
Germany	1,839	1,835	1,909	2,172	2,217
Rest of Europe	854	751	682	791	1,105
Group	**2,693**	**2,586**	**2,591**	**2,963**	**3,322**

Personnel costs rose by EUR 18.3 million to EUR 206.9 million in 2005, which corresponds to a 9.7 percent increase.

Employee development at T-Online.

When defining the strategic challenges of human resources development and management in 2005, T-Online consistently applied its corporate strategy as a means of adding value to the company. T-Online employees had access to an appealing range of training and qualification opportunities in which a customer-centered approach was firmly established as a primary guiding principle.

The successful implementation was monitored under a system of metrics to permit optimal fine-tuning of the measures over time.

Because of its fast-moving, dynamic market environment, T-Online places strong emphasis on the continual development of its employees, especially in connection with issues related to customers, markets and competition.

Training activities have greatly intensified in recent years. Statistically, 90 percent of the workforce attended at least one training activity in 2005, and thus had opportunities to develop their specialized skills or acquire competencies in leadership or project management. To assess the implementation of these measures, a system of metrics has been devised within the framework of a comprehensive controlling system for training activities. These parameters formed the basis for fine-tuning of the measures and an efficient cost-benefit analysis.

Among the activities carried out in 2005, the program for T-Online project heads and staff members deserves special mention. Alongside the modular training concept, the employees also had the opportunity to prepare for accreditation as a Project Management Professional, an internationally recognized external qualification offered by the Project Management Institute (PMI). In addition, a sales academy was set up to train the entire sales staff of T-Online International AG. The company also continued to move forward with the "Leadership in Quality" initiative with a measure entitled "Working at the customer contact point." To gain insights into a customer's viewpoint through real experience, T-Online managers spent at least one day in 2005 at various customer contact points, gaining direct, on-site experience of customer needs at call centers and T-Punkt shops.

Employee survey 2005.

Employee commitment and dedication are vital to T-Online International AG's success. As a result, an employee survey was once again carried out in the year under review. It showed that the company again succeeded in raising levels of satisfaction and commitment in the workforce. T-Online's scores exceeded the benchmarks in many key areas: working conditions, workplace cooperation, leadership as well as in-company information and communication. After completion of the employee survey, a clearly formulated follow-up process was put in place to ensure further positive changes within the company. This process will continually implement additional necessary improvement measures across the entire Group.

Family-oriented human resources policy.

At T-Online International AG, employees are able to keep their professional, family and personal interests in balance with the demands of the workplace—a situation that benefits both the workforce and the company. By opening the "T-Pünktchen" daycare facility in May 2005, T-Online stepped up its commitment to fostering a healthy work-life balance among the workforce.

With this move, T-Online has actively addressed the childcare situation faced by young working parents. In view of the company's young workforce, with an average age of 35, and the risk of losing a developed skills base in the fast-moving Internet business, T-Online strives to facilitate employees' return to professional life. In particular, the company ensures that employees have reliable childcare for children under three years of age, because it is especially difficult for parents with children in this age group to find facilities with flexible hours of operation. T-Online also benefits from the innovative childcare facility along with the staff. Through the rapid re-entry into working life, the company regains the employees' valuable skills; thus "T-Pünktchen" is a clear improvement from the standpoint of both the employees and the company.

Procurement.

Increased procurement volume through broadband marketing.

Procurement spending at T-Online amounted to approximately EUR 1.4 billion in 2005. The 15 percent growth in procurement volume was stronger than in recent years, driven largely by DSL marketing and the new, related broadband products such as Musicload, video on demand, etc., as well as by agency and media expenditures. In contrast, volume in the area of platform and data transmission services dropped significantly.

T-Online International AG accounted for the lion's share of this total, with some EUR 1.1 billion, with the focus of expenditures again on platform and data transmission services, making up more than one-third of the total, despite the reduction in volume year on year. Another 20 percent, or approximately EUR 200 million in expenditures, went on marketing and media services. Another one-quarter of the volume was accounted for by the IT segment, mostly IT services, VoIP hardware and call center services. The remaining quarter was split into content services and other operating expenses.

Optimization of logistics and supply chain management.

Customers reaped considerable benefits from the optimization of DSL package delivery in 2005. The related products, including hardware and T-Online access, were sold as a total package. This permits monitoring and improved control of logistics through targeted coordination of availability, transmission capacity and the supply of data.

Research and development.

Innovative and competitive products and services are the pillars of T-Online's success in the mass market. T-Online's core competency is the ability to rapidly convert the newest R&D results; the company does not engage in own research as defined under commercial law.

T-Online is actively involved in new developments in selected technology fields such as triple play. The company leverages its technological expertise and market presence to channel these new technologies in these areas into high-performance products of superior quality. Through its international technology management, T-Online benefits from the innovative potential of selected European markets. For example, T-Online in Germany uses the experience of the T-Online France subsidiary operating in one of the world's leading triple play markets for an active transfer of know-how.

Through this streamlined approach to research and development, T-Online is able to strike a sound financial balance between development expenditure and operating earnings, thereby achieving high cost efficiency. This approach also ensures that key market innovations can be spotted early and integrated into the company's own customer-focused offerings to provide high-quality premium services.

R&D partnerships.

T-Online collaborates with forward-looking companies and has developed a system of strategic partnership management to organize these activities. For example, T-Online is cooperating closely with Microsoft in the area of IPTV (the online transfer of television images and video contents). In Germany and France, joint field testing was carried out in 2005 on MSTV technology, a potential key technology for future T-Online triple-play products. T-Online is also cooperating intensively with CoreMedia in the area of content management systems.

T-Online also partners with leading universities and research institutes on a regional (e.g. the Technical University of Darmstadt), national (e.g. the Fraunhofer Institutes) and international level, allowing it to directly implement relevant know-how in research fields such as VoIP (voice over Internet) or new Internet transfer protocols such as IPv6. For example, T-Online jointly developed and piloted a technical solution for implementing video telephony between UMTS mobile telephones and PCs with the Technical University of Darmstadt.

In addition, T-Online works with the R&D units of Deutsche Telekom to actively design interdisciplinary research projects on topics of cross-divisional significance, such as usability, identity management or online video streaming. T-Online International AG carries out joint research projects with the T-Laboratories of Deutsche Telekom.

Innovation management.

Thanks to an innovation management system, T-Online is able to identify future technologies early on (scouting function) and subject them to lab tests that help determine their significance and suitability for the company's offerings before they ever become T-Online products. Additional instruments providing direct access to innovative technologies are the T-Online Venture Fund and T-Venture Fund of Deutsche Telekom. The investment of the T-Online Venture Fund in CoreMedia permitted T-Online to play an active role in the development of that company's content management system, which T-Online now uses very successfully to help itself and other companies efficiently provide portal services.

Development.

T-Online employs a systematic development process that is continually updated to keep pace with customer and market demands, thus ensuring short development times and a high degree of flexibility. Specification, project and quality management as well as maximizing profitability are core competencies of T-Online. Certain system integration tasks, such as programming, are handled by specialist development partners.

T-Online International AG again successfully launched a number of new or upgraded products in 2005. For example, Gamesload was established as a games platform and T-Online Vision was optimized further to improve user friendliness. With its high-performance, high-availability infrastructure, certified by the TÜV technical inspection association, T-Online achieves the highest levels of scalability with no negative effects on quality. A good example of this scalability is Musicload, which saw the number of downloads soar from 78,000 at the end of 2003 to more than 15 million at the end of 2005 with no negative impact on availability or quality.

With the Internet Media Technology Framework, which is based on open and flexible Internet standards such as Web Services, XML and SOAP, T-Online has established an architecture that will ensure its future competitiveness for the long term. With the newly developed "Netzausweis" online ID card, T-Online links its own offerings and those of its partners to the client-enabled transaction system within days, creating an integrated, easy-to-use all-round product for its 11.8 million customers. With just one access code, logging on to T-Online services and partner pages is even more convenient and secure, and the customers can always view all the relevant information on their user accounts at a glance. By consistently using uniform authorization, payment and settlement procedures that are constantly upgraded to keep pace with new business models in the area of identity management, T-Online realizes economies of scale. Already today, approximately 100 million authorizations are performed daily, making T-Online a pioneer in comprehensive online identity management.

The T-Online architecture derives its high efficiency from the use of standards. As a result, T-Online is a member of standardization committees such as W3C (the World Wide Web Consortium), the Liberty Alliance as well as other important international committees, and actively contributes to defining new standards such as HGI (Home Gateway Initiative), which will play a major role in home entertainment in the future.

Examples of successful innovations.

In 2005, T-Online established the basis for a triple-play offering. In the field of home entertainment, the streaming quality of T-Online Vision was optimized for various film categories, available bandwidth and image quality perception to give customers a high-quality viewing experience. In the future, streaming of videos in HDTV quality will also be possible when the necessary bandwidth is available.

DSL telephony was successfully launched and includes innovative features such as video telephony and conference calls. The central T-Online address book is also integrated, allowing automatic synchronization with the customer's mobile end devices such as mobile telephones or PDAs.

In addition, T-Online offers rate plans for broadband Internet access via T-Online DSL at various speeds, and is prepared for the establishment of the high-speed network planned by T-Com.

To demonstrate current and future technologies, T-Online International AG's newly completed headquarters features the "futurezone" hands-on display center, which uses trailblazing interactivity paradigms such as a fully digital interactive table. The facility, which has already been awarded a prize by the German Designer Club, is earning the admiration of high-ranking visitors from around the world, and regularly serves as the setting for discussions on future trends with numerous T-Online business partners. Complementing futurezone is the cooperation with the neighboring Cybernarium, which features pilot implementations of three-dimensional applications of virtual and extended reality. T-Online International AG is the primary partner of the Cybernarium, which was spun off by the renowned Fraunhofer Institute for Graphic Data Processing.

T-Online's innovative excellence is also confirmed by independent bodies. In October 2005, the interactive speech application for customer service developed by T-Online received the VOICE Award 2005 for the best innovation. A speech-based installation tool, which supports customers in the installation and setup of DSL hardware, the independent identification and solution of individual customer problems (for instance, automatic unlocking after a password lock-up) and numerous multimedia features ensure fast, competent customer service and a high level of customer satisfaction. With this interactive voice response (IVR) system, T-Online achieves high efficiency in responding to customer calls.

Development costs, capital expenditure and employees.

T-Online International AG's development costs totaled EUR 34.0 million in 2005 (prior year: EUR 37.8 million). An additional EUR 26.8 million in development costs was capitalized for software development in-house (prior year: EUR 11.0 million).

Seventy-eight employees work on technical product development in the narrow sense. (This does not include employees developing product innovations and strategies, or implementing or operating technical systems in other areas of the company).

Sustainability.

Diversity at T-Online.

Diversity means utilizing the potential resulting from the different nationalities, cultures, genders or also age structures within the workforce. Employees from a host of nations with various talents, outlooks on life and religions represent a strength of T-Online and create a corporate culture founded on mutual respect and tolerance.

Careers in technology are also a woman's domain, and especially in the Internet sector the share of women in the workforce is on the increase. In order to overcome any lingering aversion to technology that young women may have, T-Online International AG takes part each year in "Girls' Day," and did so again in April 2005. Staged once a year all over Germany, "Girls' Day" is designed to provide girls interested in IT professions with an up-close look at working life in this field. By participating in "Girls' Day," the company helps to bring young women and technology closer together. At T-Online, 25 participants were able to spend a full day getting a look at IT professions in practice. The positive response from the girls, who were between the fifth and tenth grades at school, showed that they would definitely consider choosing a career in technology after taking part in the event.

Social responsibility.

Companies have responsibilities—toward their shareholders, but also toward their employees and society. As a company headquartered in the Rhine-Main region, T-Online International AG is committed to a role as an active "citizen" of Darmstadt and the state of Hesse, and believes that it is therefore under an obligation to lend its support to cultural and social causes and contribute to the good of society as a whole everywhere in Germany, above all at regional level. It focuses this support on selected projects in the areas of education, science and culture. For example, the company has formed a close partnership with the Städelschule, a renowned academy of arts in Frankfurt. Under this cooperation, T-Online planned and hosted an exhibition in 2005 on communications at the Group headquarters. (To see an online catalog, go to www.T-Online.de/staedelschule). At present, a virtual art academy is in preparation.

Another aspect of the company's cultural commitments is the support provided to the Senckenberg Museum in Frankfurt, one of Europe's largest natural history museums. In 2005, T-Online International AG was involved in relaunching the museum's Web site.

In the field of science and research, T-Online continues working closely with the Darmstadt University of Applied Sciences. This cooperation is aimed at promoting collaboration above all in the areas of co-op semesters and final dissertations, joint research projects, exchange of specialist expertise as well as the transfer of knowledge and technology. Through these activities T-Online International AG forges closer links between scientific theory and practical applications, providing students with adequate preparation for their future careers.

As one of Darmstadt's leading employers, T-Online International AG also supports the local athletics club SV Darmstadt 98, particularly in its work with young athletes.

At national level, T-Online International AG lives up to its responsibility as one of the leading companies in the Internet market mainly through two other commitments: In a joint campaign with Deutsche Telekom AG, approximately 34,000 schools in Germany have been connected to the Internet. With the accompanying "t@school" initiative, the company promotes the media competence of children and teenagers across Germany.

Within the initiative "Deutschland sicher im Netz" (Germany safely in the Net), T-Online has joined forces with other companies in the IT sector to work for a safer Internet.

T-Online also supports the German charity "Children for a better World," and sponsors a project in Cologne for children and teenagers from disadvantaged families.

Social charter.

In 2005, T-Online International AG and its subsidiaries, both in Germany and abroad, again placed strong emphasis on implementation in their activities of the social charter applicable to the entire Deutsche Telekom Group. These internationally recognized foundations and principles of socially responsible action were integrated into all value chain processes of T-Online.

Training.

T-Online is aware of its responsibility for the future of young people, and offers vocational training in close cooperation with the Telekom Training Center of Deutsche Telekom. In this way, each year up to 30 trainees have the opportunity to start their careers through working assignments with T-Online.

Quality program.

Over the past year, T-Online International AG further sharpened the focus on customer service and product quality as perceived by the customer. To this end, a quality program taking in large parts of the company was developed. The measures defined under this program were implemented. The success of these efforts has been borne out among other things on the product side by the selection of Musicload as the best music download portal in a test conducted by Stiftung Warentest[9]. Successes on the service side included T-Online International AG's excellent second-place performance in the Call Center Awards of the Deutsches Call Center Forum. Key products such as the security package and the banking software were certified by TÜV, the technical inspection association, in 2005.

Underscoring the commitment of T-Online International AG to serving its customers are the promises in effect Group-wide since the start of 2005. T-Online International AG has pledged to keep the following promises:

- Our customer service will give you full satisfaction when you call for advice or consultation.
- We will support you until your issue is resolved.
- Our call center will provide competent, friendly advice and support, 24 hours a day, 365 days a year.
- We will answer e-mail queries within 24 hours.
- We will answer letters within two working days.

Consumer protection.

Consumer confidence in its products and services remains vitally important to T-Online. At T-Online, everything is centered around the customer. This is why T-Online further expanded the support it provides to customers in the area of security. With clear information and technical support in line with customer needs, taking the form of consultation or security tools, the company helps its customers even after security incidents occur. The product range is rounded out by a wide selection of solutions for enhancing user security.

Protection of minors.

As a major Internet service provider, T-Online is aware of its responsibility to society under youth protection legislation. The measures introduced by T-Online in recent years for the protection of minors have been consistently pursued and optimized, and have been supplemented by additional measures:

- T-Online has signed the Code of Conduct for Search Engine Providers. The Code of Conduct for search engine operators, initiated under the auspices of FSM, Association for the Voluntary Self-Monitoring of Multimedia Service Providers, was signed in February 2005 by Germany's leading search engine operators and T-Online, and has been implemented for the T-Online search engine. This was the first initiative worldwide bringing together all major search engine operators to agree on uniform standards to ensure transparency, consumer protection and the protection of minors while preserving freedom of opinion and preventing censorship.
- T-Online is a founding member of ICRA (the Internet Content Rating Association), an international organization dedicated to the protection of minors. In addition, T-Online is a member of the German ICRA consortium. In this initiative, T-Online works closely with other providers in a pilot program to promote the continued development of international ICRA software for German users. With the aid of ICRA software, users can filter out content that may endanger young people.

[9] Stiftung Warentest: January 2006.

- Further development and broadening of the scope of T-Online's own age verification system. This system is applied to certain content on T-Online to ensure that minors can only view materials suitable for their age and maturity.

- Measures organized by T-Online's own appointee for youth protection issues to raise employee awareness (including regular training) of legal issues related to the protection of minors.

Environmental responsibility.

Environmental protection has become a vital issue. The accelerating destruction of the environment in recent decades has imposed the daunting task on existing economic systems, and in particular companies, to reduce the mass consumption of raw materials and energy sources and create awareness among consumers for responsible and sustainable treatment of the earth's ecological systems.

At T-Online, the environment is a fundamental consideration in all activities.

Notably the spread of trade and the exchange of information via the Internet is creating new opportunities for transaction processes that make more efficient use of resources than conventional sales and communications structures. The vertical offerings of T-Online facilitate the direct downloading of films, for instance, under "Video on Demand," or computer games through "Gamesload," and above all music tracks from "Musicload," eliminating the need for conventional physical media such as CDs or DVDs to transfer data. This is an important contribution, especially in view of the more than 15.5 million tracks downloaded through Musicload. In addition, the products no longer have to be sold through bricks-and-mortar retail outlets. Digital distribution substantially reduces the quantity of climate-damaging carbon dioxide released into the atmosphere.

The relocation of T-Online headquarters to Darmstadt in late 2004 presented a number of opportunities for contributions to environmental protection. Before work on the project even started, priority was given in the site selection and the design of the building itself on minimizing the impact on ecological systems. Not only does the central location provide optimal links to public transportation; in addition, T-Online has entered into an arrangement with RMV, the local transit authority, to offer its employees a very reasonably priced 'Job Ticket' for the entire RMV fare zone.

Another major contribution to responsible environmental stewardship is the use of state-of-the-art technology in the headquarters building. Alongside digital control of the equipment in the building by means of decentralized automation stations as well as the daylight-controlled calibration of workplace lighting, the building uses concrete core conditioning (CCC) instead of a conventional system for regulating indoor temperatures. This technology provides maximum comfort with minimal energy use by applying the principle of radiant heating and cooling. These examples show that the responsible use of energy resources is firmly established at T-Online through the implementation of innovative technologies in the working environment of our employees.

2. Earnings situation.

Overview.

T-Online faced a more hostile competitive environment in 2005, and its revenue growth was slowed by price cuts in DSL tariffs. The Group nonetheless attained its earnings targets with EBITDA of EUR 327.8 million and profit after taxes of EUR 158.4 million. Both EBITDA and profit after taxes were down on the 2004 figures, however, as had been forecast in a strategy update as early as November 2004. Some of the decrease was due to higher selling costs and marketing expenditure for DSL and entertainment packages. The drop in EBITDA also reflected costs incurred for the aggressive market expansion in France and to a lesser extent in Spain. Profit before taxes was down from the previous year for the same reasons. Earnings per share were EUR 0.13 in 2005, versus EUR 0.26 in 2004.

The table below shows the main items in the T-Online Consolidated Statement of Income, in absolute figures and as percentages of Group net revenues.

EUR million[10]	2004	in %	2005	in %	Change 2004/2005	in %
Net revenues	2,011.8	100.0	2,088.3	100.0	76.5	3.8
Goods and services purchased	687.6	34.2	714.5	34.2	26.9	3.9
Gross margin	1,324.2	65.8	1,373.8	65.8	49.6	3.8
Other cost of sales	267.9	13.3	343.6	16.5	75.7	28.3
Selling costs	598.3	29.7	829.3	39.7	231.0	38.6
Administrative costs	103.2	5.1	108.9	5.2	5.7	5.5
Operating profit (before goodwill amortization)	367.2	18.3	139.6	6.7	(227.6)	(62.0)
EBITDA	472.3	23.5	327.8	15.7	(144.5)	(30.6)
Profit before taxes	490.5	24.4	266.0	12.7	(224.5)	(45.8)
Income taxes	173.0	8.6	107.6	5.2	(65.4)	(37.8)
Profit after taxes	317.5	15.8	158.4	7.6	(159.1)	(50.1)
Earnings per share (EUR)	0.26	n/a	0.13	n/a	(0.13)	n/a

[10] Adjusted for material nonrecurring items in 2004 and 2005. Detailed information on material nonrecurring items is given in the table on page 74.

Major nonrecurring items in the Consolidated Statement of Income.

The table below shows major nonrecurring items in the income statement.

EUR million	2004	2005
Net revenues	0.0	0.0
Goods and services purchased	0.0	0.0
Gross margin	0.0	0.0
Other cost of sales	0.0	0.0
Gross profit	0.0	0.0
Selling costs	0.0	0.0
Administrative costs	(5.7)	(16.3)
Other operating income	0.0	61.6
Other operating expenses	0.0	0.0
Operating profit (before goodwill amortization)	(5.7)	45.3
Goodwill amortization	(4.4)	0.0
Net result from associated companies	0.0	0.0
Interest income, net	0.0	0.0
Impairment charges against financial assets	0.0	0.0
Profit before taxes	(10.1)	45.3
Income taxes	(6.5)	0.0
Profit after taxes	(16.6)	45.3
EBITDA	(5.7)	45.3

Material nonrecurring items in the 2005 fiscal year comprise increased administrative costs due to consultancy services for the planned merger between T-Online International AG and Deutsche Telekom AG, and expenses associated with the Re-Invent growth initiative in the broadband/fixed line strategic business area. The EUR 61.6 million in other operating income is from the sale of 30 million bearer shares in comdirect bank AG to Commerzbank AG.

Notes on selected items in the Consolidated Statement of Income.

Operating profit/EBITDA.

The table below shows the derivation of EBITDA for the T-Online Group from the operating profit generated by the two segments **Germany** and **Rest of Europe**.

EUR million*	2004	2005	Change 2004/2005	in %
Operating profit (before goodwill amortization)				
Germany	393.0	274.0	(119.0)	(30.3)
Rest of Europe	(16.2)	(134.7)	(118.5)	n/a
Reconciliation	(9.6)	0.3	9.9	n/a
Group	**367.2**	**139.6**	**(227.6)**	**(62.0)**
Depreciation and amortization (excluding goodwill)				
Germany	(79.5)	(138.7)	(59.2)	(74.3)
Rest of Europe	(22.7)	(47.2)	(24.5)	n/a
Reconciliation	0.0	0.0	0.0	0.0
Group	**(102.2)**	**(185.9)**	**(83.7)**	**(81.9)**
Other taxes				
Germany	(0.5)	(0.1)	0.4	77.5
Rest of Europe	(2.4)	(2.2)	0.2	6.8
Reconciliation	0.0	0.0	0.0	0.0
Group	**(2.9)**	**(2.3)**	**0.6**	**19.0**
EBITDA				
Germany	473.0	412.8	(60.2)	(12.7)
Rest of Europe	8.9	(85.3)	(94.2)	n/a
Reconciliation	(9.6)	0.3	9.9	n/a
Group	**472.3**	**327.8**	**(144.5)**	**(30.6)**

*Adjusted for material nonrecurring items in 2004 and 2005. Detailed information on material nonrecurring items is given in the table on page 74.
n/a: Change cannot be meaningfully expressed as a percentage.

In the **Germany segment**, operating profit decreased from EUR 393.0 million to EUR 274.0 million and EBITDA from EUR 473.0 million to EUR 412.8 million. While this was mostly due to increased selling costs and marketing expenditure, the functional cost items—and especially other cost of sales—contain higher figures for depreciation and amortization compared with the previous year due to the capitalization of customer recruitment expenditure.

Operating profit and EBITDA were likewise down in the **Rest of Europe segment**. As in Germany, increased promotional expenditure during 2005 resulted in higher selling costs. Expansion of the network infrastructure in France and Spain also led to a planned increase both in goods and services purchased and in the depreciation and amortization charges included in functional cost items.

Depreciation and amortization totaling EUR 185.9 million is divided among the functional cost items for 2005 as follows:

EUR million	2004	2005	Change 2004/2005
Cost of sales	61.9	146.3	84.4
Selling costs	36.0	34.5	(1.5)
Administrative costs	4.3	5.1	0.8
Other operating expenses	0.0	0.0	0.0
Total	**102.2**	**185.9**	**83.7**

The EUR 83.7 million increase in depreciation and amortization compared with the previous year mostly reflects the recognition of intangible assets for customer recruitment costs that are amortized over each customer's minimum contract term. The higher depreciation and amortization expense also reflected the inclusion of Albura S.A.U. in the consolidated financial statements and expansion of the technical infrastructure to parallel growth in the customer base.

The table below shows how other taxes are divided among the functional costs:

EUR million	2004	2005	Change 2004/2005
Cost of sales	0.4	0.5	0.1
Selling costs	0.6	0.2	(0.4)
Administrative costs	0.6	0.1	(0.5)
Other operating expenses	1.3	1.5	0.2
Total	**2.9**	**2.3**	**(0.6)**

The gross margin for the Group as a whole increased compared with the prior year by about EUR 50 million in absolute terms while remaining roughly constant relative to sales. This reflects a broadly equal percentage rise in Group sales (3.8 percent) and goods and services purchased (3.9 percent). The increase in goods and services purchased primarily arose in the **Rest of Europe segment** due to growth in the customer base and expenditure to expand the network in France and Spain.

In the **Germany segment**, on the other hand, the figure for goods and services purchased decreased. A healthy load distribution across the daily traffic curve yielded economies of scale year on year, while price cuts combined with the growing numbers of customers using DSL tariffs led to input cost savings. In DSL activities, the decrease in goods and services purchased partly followed a pronouncement on reduced rates for use of the concentrator network by the German Federal Network Agency (formerly the Regulatory Authority for Telecommunications and Posts). A regional pricing model launched on January 1, 2005 also served to reduce input costs. Under this model, prices charged for IP transport services are now based on the origin of online traffic (core, city or regional) in addition to the maximum peak bandwidth used in a given month. T-Online International AG procures bandwidth on a capacity basis in both the broadband and narrowband segments. While bought-in capacity in the narrowband segment is billed by the maximum number of parallel sessions, the measure of capacity in the broadband segment is peak bandwidth, i.e. maximum transmission capacity.

Selling costs increased over the previous year by EUR 231.0 million to EUR 829.3 million. Selling costs mostly relate to customer recruitment and customer care. In the **Germany segment**, the increase mainly stems from promotional campaigns for combined DSL packages. These campaigns achieved rapid success with strong growth of the broadband customer base. The higher promotional expenditure also relates to increased advertising for entertainment services such as Musicload and the ElectronicScout24 vertical portal. The larger numbers of new customers also meant higher sales commissions. In the **Rest of Europe segment**, the French and Spanish subsidiaries likewise reported higher selling costs due to their ambitious marketing. This included prominent advertising in the French media for the current double-play package consisting of Internet access and voice over IP together with full local loop unbundling.

Administrative costs rose by EUR 5.7 million compared with the previous year. Most of this increase is due to Albura S.A.U. being included in the consolidated financial statements.

The EUR 37.1 million year-on-year increase in **other operating income** to EUR 57.7 million mainly consists of intra-group receipts from joint projects with other Deutsche Telekom Group companies.

The **net result from associated companies** was down on 2004, from EUR 10.6 million to EUR 9.4 million. This is due to the stake in comdirect bank AG having been sold part-way through the reporting year. Consequently, the net result from associated companies only included a portion of comdirect bank AG earnings for the first six months of 2005. The decrease was partly offset by higher profit transfers from Bild.T-Online and Immobilien Scout.

With little change in holdings of monetary assets and a slight rise in interests rates, **net interest income** increased by EUR 5.1 million.

Appropriation of profits.

In its financial statements prepared in accordance with the German Commercial Code, the Group parent company T-Online International AG reported net income for 2005 of EUR 351.5 million (versus EUR 288.9 million in 2004). Adding in EUR 110.3 million net income brought forward from 2004, the parent company's net income available for distribution is EUR 461.8 million. This is the amount on which any dividend distribution to shareholders must be based, as prescribed by the German Stock Corporations Act. The Board of Management therefore proposes a dividend appropriation of EUR 0.04 for each eligible no-par-value share, to be paid out of T-Online International AG's net income available for distribution for fiscal 2005. This represents a total dividend payout of EUR 49.0 million.

3. Financial situation.

T-Online's financial situation is shown below in a summary cash flow statement for the years 2001 to 2005. The statement uses a management presentation in which cash and cash equivalents (sums available immediately or within three months) are combined with short-term investments (exceeding three months). The IAS 7-compliant Consolidated Statement of Cash Flows precedes the Notes to the Consolidated Financial Statements.

EUR million	2001	2002	2003	2004	2005
Net cash provided by/used for operating activities	(195.3)[1]	213.1	455.7	421.3	258.6
Net cash used for operational capital expenditure	(102.1)	(139.1)	(68.4)	(300.6)	(202.8)
Capital expenditure on intangible assets, property, plant and equipment and financial assets	(107.9)	(175.4)	(99.6)	(311.5)	(392.4)
Net change in marketable securities	4.5	4.7	0.0	0.0	(0.2)
Proceeds from the sale of non-current assets	1.3	31.6	31.2	10.9	189.8
Net cash provided by/used for financing activities	(3.3)	0.5	0.3	0.6	(45.2)
Change in monetary assets	(301.7)	74.5	387.6	121.3	10.6

[1] The cash outflow for operating activities in 2001 resulted from the repayment of debts to Deutsche Telekom AG.

T-Online's monetary assets of EUR 4,183.8 million (versus EUR 4,173.2 million as of December 31, 2004) represent fixed-term deposits with Deutsche Telekom AG (EUR 4,031.7 million), less debit balances on clearing accounts with Deutsche Telekom AG (EUR 23.5 million), plus cash in banks (EUR 175.6 million).

Monetary assets grew by EUR 10.6 million from the prior year. The smaller increase compared with prior years was due to an earnings-related drop in cash flow from operating activities (down to EUR 258.6 million in 2005), a EUR 45.2 million cash outflow in financing activities for the dividend payout, and a EUR 202.8 million cash outflow for operational capital expenditure.

The EUR 258.6 million net cash provided by operating activities mostly comprises EBITDA of EUR 373.2 million less EUR 61.5 million in proceeds from the sale of non-current assets, plus EUR 105.7 million in interest received, minus EUR 168.5 million in paid taxes. Net cash provided by operating activities was slightly down on the prior year, chiefly because of the decrease in EBITDA after adjusting for nonrecurring items.

The EUR 202.8 million cash used for operational capital expenditure is primarily due to increased capital expenditure on intangible assets and property, plant and equipment (up from EUR 120.7 million in 2004 to EUR 356.2 million in 2005) and to substantially higher proceeds from sales of non-current assets, mostly comprising the sale of the shareholding in comdirect bank AG for a total of EUR 186.6 million. The entire cash outflow for operational capital expenditure came out of the cash flow from operating activities. Factoring in cash receipts of EUR 176.1 million (versus EUR 81.2 million in 2004) from switching short-term investments between maturities gives the EUR 26.7 million (compared with EUR 219.4 million in 2004) net cash used for investment activities shown in the IAS 7-compliant Consolidated Statement of Cash Flows—the detailed cash flow statement preceding the Notes to the Consolidated Financial Statements.

Taking the EBITDA figure of EUR 373.2 million and deducting the EUR 356.2 million expenditure on property, plant, equipment and intangible assets gives a cash contribution of EUR 17.0 million in the year under review (down from EUR 345.9 million in 2004).

4. Net worth.

Compared with December 31, 2004, T-Online's total assets figure rose by EUR 189.2 million to EUR 6,549.7 million. On the assets side of the balance sheet, this increase mostly resulted from higher capital spending on intangible assets and property, plant and equipment to advance the growth strategy in the Germany and Rest of Europe segments. Other intangible assets and property, plant and equipment grew by EUR 220.7 million. This was partly offset by the negative impact on total assets of a EUR 124.8 million decrease in investments in associated companies, mostly due to the sale of the shareholding in comdirect bank AG.

The main component of the increase on the liabilities side was a EUR 158.7 million rise in shareholders' equity, mostly accounted for by the Group profit after taxes of EUR 203.8 million (not adjusted for nonrecurring items) and a EUR 49.0 million reduction due to the dividend payout. In accordance with changes in IAS 1 (revised), minority interests are included in shareholders' equity from the beginning of the 2005 fiscal year. As of December 31, 2005, minority interests totaled EUR 4.7 million.

The chart below shows the structure of T-Online's balance sheet.

Balance sheet structure EUR million



Assets
Liabilities
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
6,360.50
6,549.70
6,549.70
6,360.50
Goodwill
Other non-current assets
Receivables
Monetary assets
Shareholders' equity
Provisions
Payables
2004
2005
2005
2004

The key figures are summarized in the table below.

EUR million	Dec. 31, 2004	Dec. 31, 2005	Change 2004/2005
Total assets	6,360.5	6,549.7	189.2
Shareholders' equity	5,783.2	5,941.9	158.7
Equity ratio (%)	90.9	90.7	(0.2)
Goodwill	1,248.0	1,248.2	0.2
Monetary assets	4,173.2	4,183.8	10.6

Equity ratio constant.

The equity ratio was 90.7 percent as of the reporting date, marginally below the prior-year figure of 90.9 percent. This was due to total assets growing slightly faster than shareholders' equity: Total assets gained EUR 189.2 million, versus a EUR 158.7 million gain in shareholders' equity from EUR 5,783.2 million to EUR 5,941.9 million.

As of December 31, 2005, Deutsche Telekom AG held 90.14 percent of T-Online International AG's subscribed capital.

Non-current assets swelled by goodwill.

The goodwill reported under non-current assets increased slightly by EUR 0.2 million, due to Autodom AG (Unterengstringen, Switzerland), a subsidiary of Scout24 Schweiz AG (Baar, Switzerland), being included in the consolidated financial statements for the first time.

Slight gain in monetary assets.

T-Online's monetary assets showed a net increase of EUR 10.6 million to EUR 4,183.8 million in the year under review. This is the result of the large inflow of funds from operating cash flow and from the sale of the shareholding in comdirect bank AG, less a marked increase in capital expenditure. The chart below shows the trend in monetary assets since 2001.

Trend in monetary assets EUR million


5,000
4,000
3,000
2,000
1,000
0
3,589.8
3,664.3
4,051.9
4,173.2
4,183.8
2001
2002
2003
2004
2005

Non-current assets matched by long-term funds.

Non-current assets are matched by long-term financial resources (shareholders' equity and pension provisions).

Short and medium-term liabilities totaled EUR 532.0 million as of the 2005 balance sheet date, versus EUR 524.2 million at December 31, 2004. These compare with short and medium-term investments totaling EUR 2,466.8 million, down from EUR 2,989.0 million as of December 31, 2004.

5. Subsequent events.

The higher regional court in Frankfurt am Main informed the press on January 25, 2006 that it would not issue a ruling by January 31, 2006 on the release proceedings reported on page 21 in connection with the merger with Deutsche Telekom. The merger agreement stipulates that in case of a positive ruling after January 31, 2006, registration in the Commercial Register (i.e. completion of the merger) can be carried out only after the ordinary shareholders' meetings of T-Online International AG and Deutsche Telekom AG are held in 2006.

In a ruling issued on February 8, 2006, the higher regional court in Frankfurt upheld the complaint filed by T-Online. The ruling corrects the decision of the Darmstadt regional court and states that the lawsuits underlying the dispute do not represent an impediment to the merger with Deutsche Telekom AG being recorded in the Commercial Register. The higher regional court stated that judicial review applications may be filed against its ruling.

6. Risks of future developments.

Macroeconomic and political factors.

The diversity of its business operations exposes T-Online to changes in the general political situation. Internationally, political instabilities and the latent terrorist threat pose risks for T-Online as an information medium, while related events present opportunities in the form of greater demand for information and hence its services as an Internet access and content provider. Domestically, a strained labor market and ongoing political debate on tax and welfare systems cause consumers to hold back and put a damper on aggregate consumer spending. Key items of this spending that concern T-Online are total expenditure on media use and the proportion spent on the Internet compared with established media like print and TV. Despite the slowdown in consumer spending, the Internet share of total media use is rising, and with it the Internet budget per household.

The industry.

The Internet market continues its strong forward momentum and rapid growth. Key challenges for T-Online are to keep refining and adapting its combined business model in line with changes in the competitive environment, and to maintain its portfolio's consumer appeal by delivering a constant stream of innovations. This is where T-Online's future focus on triple-play products comes in—products that combine rapid Internet access with communications and entertainment services. T-Online aims to present customers with attractive offerings in each category: high-quality Internet access coupled with innovative communications services and entertainment. To do so, it must integrate the various media technologies and accurately match product innovations to customer needs. In a newly emerging market, this brings a number of opportunities and risks.

Fierce competition in the German, French and Spanish DSL markets presents risks for T-Online. The price trend for DSL access in particular exposes T-Online to revenue and earnings risk due to falling end-customer prices and rising customer recruitment costs.

One risk inherent to T-Online generally is that specific products and services may fall short of customer expectations. To avert that risk, products are thoroughly tested for utility and ease of use.

Procurement, production and sales.

The greatest procurement-side risk to T-Online is potential failure of the Internet infrastructure supplied by Deutsche Telekom AG. This comprises the IP backbone, including peering capacity. Total failure of the backbone is highly unlikely due to its underlying multi-path architecture. At worst, any failure would cause affected servers and online services to respond more slowly, but it would not bring about a collapse in online traffic. Bought-in peering capacity could break down following a terrorist attack, although multiple routing can offset this and limit the impact on T-Online Internet access.

Growth in triple-play offerings increases T-Online's demand for high-quality content (movies, broadcasting rights, etc.). Rights-holders need to be won over to these new, Internet-based business models and given assurance that their copyright will be observed. While delays in signing planned contracts could limit available content and reduce the appeal of T-Online's triple-play offerings, the new business models present major opportunities provided that the offerings accurately target customer needs.

The main production and sales risk faced by T-Online is that a failure in its own computer centers may prevent or restrict its ability to operate its portals and services. However, total failure of T-Online's server infrastructure is unlikely because all systems are duplicated and recovery arrangements are in place. Total failure would have to entail complete destruction of the data centers, for example by terrorist attack.

Like the hacker attacks seen in the past, the recent spate of new computer viruses poses a potential risk to T-Online portals and services. This risk is compounded by the diverse nature of the threat. The impacts can vary considerably, from functional disruption of selected services to non-availability of specific portals or servers. Precautions taken by T-Online include continuously improving internal security systems with high-performance firewalls, more sophisticated access control, and deploying regularly updated virus scanners. Viruses that infect desktop computers pose an indirect threat to T-Online. Infection of a poorly protected customer PC causes loss of revenue by forcing the customer offline until the virus has been removed and the damage put right. T-Online responds to this threat by offering a full range of security products and background information to heighten customer awareness of computer security issues.

Regulatory factors.

Regulatory risks constitute a major risk category. Germany's amended Telecommunications Act (TKG) in force since June 2004 now covers all forms of electronic communication and grants extensive decision-making powers to the Federal Network Agency (BNetzA). The T-Online tariff portfolio may become subject to greater regulatory intervention based on the findings of BNetzA's market analyses. Secondary legislation enacted under the Telecommunications Act and amendments currently under debate make tighter regulation likely.

Depending on how they are implemented on the statute books, telecommunications data retention requirements may result in additional data storage costs.

Country-specific factors.

Country-specific risks—including geopolitical risks—are secondary to T-Online International AG because its current subsidiaries all operate in western Europe. There is, however, a risk that international shareholdings and cooperative ventures may fail to perform as planned due to factors specific to their home markets and competitive environments. Counter-measures include continuously improving cost-efficiency and, to an increasing extent, purposefully fostering synergies within the T-Online Group. In particular, medium-term improvements in earnings power will come from the strategy for investing in strategically important infrastructure as adopted by the French and Spanish subsidiaries.

Liquidity, interest rates and currency translation.

Given the high level of **liquidity** available to T-Online International AG, T-Online's solvency is secure. As of the balance sheet date, cash in banks amounted to EUR 65.2 million and short-notice cash deposits at Deutsche Telekom AG totaled EUR 2,299.6 million.

T-Online International AG takes a centralized approach to managing **interest-rate risks.** It systematically limits risk in its rolling financial investment policy and responds promptly to changes on the money and capital markets.

T-Online faces no additional interest-rate risk from financing instruments, there having been no liabilities from loans or bonds in the year under review.

During the 2005 fiscal year, **currency translation risks** affecting cash flow remained minor given that T-Online's operations were largely confined to the euro zone.

Legal.

T-Online's many contractual relationships, both with end customers and other companies, expose it to the risk of lawsuits and court cases. Marketing campaigns generally present a risk that competitors may file injunctions against them. In view of the many fields of business in which T-Online operates, the risk of copyright or patent suits cannot be ruled out.

Merger.

There is a risk that the merger with Deutsche Telekom AG, as approved at the T-Online International AG Shareholders' Meeting on April 29, 2005, may not be effected in the near future due to lawsuits filed by a number of shareholders. T-Online obtained a ruling in favor of its application to the higher regional court in Frankfurt am Main for release proceedings under Section 16 (3) of the German Reorganization Act on February 8, 2006; however, the court stated that judicial review applications may be filed against its ruling. If a review application is filed by one or more shareholders, and if T-Online International AG loses in the resulting proceedings, anticipated synergies could fail to materialize.

Overall assessment.

In an **overall assessment** taking into account the scale and probability of occurrence of all existing and separately identifiable risks, there are no current risks threatening the continued existence of T-Online.

Risk management at T-Online.

Integrated risk management is a key priority for T-Online's management team. It goes far beyond compliance with statutory requirements as laid down in, for example, Germany's Control and Transparency in Companies Act (KonTraG) and Financial Reporting Law Reform Act (BilReG). The T-Online International AG Board of Management has thus fulfilled its obligations under Sec. 91 (2) of the German Stock Corporation Act (AktG) to establish a monitoring system for early detection of any developments threatening T-Online's continued existence.

Over and above its legal obligation to set up a risk early warning system, T-Online regards risk management as a cross-cutting business process that allows it to exploit emerging opportunities and monitor, reduce and avert potential risks. The Risk Management department is therefore far more than an early warning facility. By being assigned to the financial control function, it is closely tied into the running of the Group. This ensures its direct integration into corporate planning and operational management.

Under its mandate to provide systematic, integrated risk management, the Risk Management department performs quarterly surveys of operating units. These ensure that risks are directly identified and assessed in detail by the managers responsible. Full response to the surveys is essential as it allows the overall risk situation to be fully charted. The financial control function uses knowledge from its ongoing control activities to pick out selected risks for separate evaluation. This information is supplemented and reassessed by the relevant operating units before being fed into the risk reporting system.

Risk reporting is managed by Risk Management using "RIMA," a dedicated software tool. This assesses risks according to specified uniform value limits, records information on identified risks and action taken and, most importantly, produces a risk portfolio showing all risks T-Online faces, classified by scale and probability of occurrence. Rather than treating individual risks in isolation, the system provides a comprehensive, integrated picture that takes relationships between risks into account. The ongoing risk reporting and assessment process also generates a quarterly risk report summarizing the risk situation and proposed action for submission to the T-Online International AG Board of Management and Supervisory Board.

On auditing the T-Online International AG financial statements as of December 31, 2005, the auditor confirmed that the Board of Management has set up a monitoring system for early identification of developments that pose a threat to T-Online International AG's continued existence.

7. Forecast report.

Economic developments.

In **Germany**, the gross domestic product is projected to increase 1.5 percent in real terms in 2006, a significantly stronger growth rate than in 2005.[11] **France** and **Spain** are expected to post real GDP growth of 1.8 percent and 3.0 percent respectively in 2006. Consequently, France will match and Spain will significantly exceed the 1.8 percent growth projection for the Euro area in 2006.[12]

Despite the differences in performance in national economies, the upward trend on the Internet market, driven by demand for broadband access, remains robust across all national markets.

For T-Online, one of Europe's leading Internet service providers, this situation presents an opportunity to continue sharing in this market growth in the coming years.

Convergence of business models and demand for integrated products.

The increasing digitization of media such as voice, music, video, photography, etc. is a major factor driving the spread of new online applications such as music downloads or the exchange of digital photographs which, due to the large volumes of data involved, require broadband access for ease of use. The spread of digital media is generating greater demand for quick and convenient access and greater ease in exchanging data and information with other users—priorities for which broadband Internet based on the TCP/IP protocol, with its rapidly expanding population of users, is the ideal platform. T-Online expects the Internet transfer protocol to maintain its dominance as the standard for transmitting digital data between diverse end devices such as PCs, mobile telephones and various consumer electronics equipment. The launch and spread of new applications involving the transfer of large volumes of data will continue to drive market growth in broadband connections. Conversely, every new broadband connection promotes the potential online use of such applications.

In Germany, DSL lines comprise the vast majority—some 97 percent[13] (Q2 2005)—of broadband connections. According to estimates by the Federal Network Agency, these fast connections multiplied rapidly in 2005, with the total number increasing by approximately 3.6 million to some 10.4 million by the end of the year. As a result, market growth in Germany exceeded both our expectations and those of analysts and market researchers. For 2006 T-Online anticipates another year of strong increases in the DSL market. Bitkom[14], an industry association, believes that the total number of DSL connections will reach the 13 million mark toward the end of 2006, lifting DSL penetration from approximately 27 percent of all households at the end of 2005 to about 34 percent at the end of 2006. Analysts see broadband penetration rates in western Europe exceeding 60 percent in the long term.[15]

In the narrowband market, T-Online expects a general decline in customer numbers, primarily due to the increasing importance of broadband technology and the rising appeal of broadband content. The migration of customers from narrowband to broadband tariffs reflects this overall trend in the Internet market.

T-Online expects the already fierce competition to become even more intense in the future. This applies both to the retail area—the contractual relations with end customers—and the wholesale area with the corresponding front-end products for retailers. In addition to Internet service providers, competition for broadband customers is coming from local exchange carriers on the basis of their own network

[11] Reuters: "IWF sieht Unsicherheit bei deutscher Konjunkturprognose", (IWF sees uncertainty in German economic forecast), 01/2006.

[12] Association of German Economic Research Institutes: "The State of the World Economy and the German Economy", 10/2005.

[13] Federal Network Agency: "Tätigkeitsbericht 2004/2005" (report on activities 2004/2005), 12/2005.

[14] Bitkom: "Boom bei DSL-Zugängen in Deutschland" (Boom in DSL connections in Germany), 11/2005.

[15] JPMorgan: "Broadband Europe", 03/2005.

infrastructures as well as, increasingly, cable network operators and mobile telephone companies, while wholesale providers continue to expand their infrastructure offerings alongside those of Deutsche Telekom. T-Online is very well placed within this dynamic market with its differentiated brand portfolio and its concept of high quality and excellent service, and also offers the necessary flexibility with its range of tariffs.

The broadband competitive arena in Germany.



Broadband market
DSL market
Retail
Wholesale
T-Online
Other retailers
Local exchange carriers with their own network infrastructure
Cable operators, mobile telephone companies etc.
Deutsche Telekom
Other wholesalers
Subscriber line

Triple play offerings planned in Germany, France and Spain in 2006.

T-Online believes that the rise of broadband penetration and the increasing convergence of business models will lead to greater demand for integrated product concepts combining Internet access with voice telephony via Internet (voice over IP) as a so-called 'double-play product,' optionally supplemented by entertainment products such as TV over DSL to create 'triple-play' offerings. T-Online will continue to expand and promote the use of its double-play products and will launch triple-play offers in the German, French and Spanish markets in 2006.

The findings of the "Deutschland Online 3"[16] survey underscore the long-term significance of integrated triple-play offerings. Some 85 percent of the experts surveyed believe that triple-play strategies will be established at a "high" or "very high" level on the German market in 2015.

Besides bolstering its core business, another strategic thrust of T-Online is future growth in selected non-access markets. With specially developed brands ('verticals') T-Online is resolutely expanding and developing growth markets and addressing the needs of specific target groups. Examples include Musicload, Gamesload or ElectronicScout24, which was launched toward the end of the year under review.

[16] Deutschland Online 3: "Die Zukunft des Breitband-Internets" (The future of the broadband Internet), 01/2006.

Strategic thrusts: Clear orientation in dynamic competitive environment.



Strategic thrust
Strengthen core business
Strategic thrust
Expand/develop verticals
Defending existing core business
Examples:
• Tariffs
• VoIP
Expanding core business through new business models
Examples:
• Triple Play
Development of future growth options
Examples:
• Musicload
• Gamesload
• ElectronicScout24

Another area offering growth potential is online advertising in Germany, which still accounts for a relatively small share in the media mix of advertisers today, but shows significant growth. In the first nine months of 2005, total sales in the online advertising sector in Germany were up roughly 36 percent as compared with the same period one year earlier.[17] Jupiter Research[18] expects the market volume for online advertising in Germany to increase to EUR 677 million by 2006 and EUR 832 million by 2007. This represents average annual growth of around 27 percent in the period 2005 to 2007. With its broad-reach portals, high-quality customer base and a participating interest in InteractiveMedia, one of Germany's leading online marketers, T-Online has an excellent starting position in this growth market.

With its orientation toward the future growth segments of Internet access, communication and entertainment services and the positioning of its own brands (verticals) in other selected segments such as online advertising, online marketplaces or specialized download portals (Musicload, Gamesload), T-Online is very well prepared to seize the opportunities resulting from market growth.

[17] Nielsen Nielsen Media Research, press release on gross advertising investments in the media segments direct mail, online and cinema for the first nine months of 2005, 10/2005.

[18] Jupiter Research: "European Online Advertising Model", 08/2005.

Growth potential in France and Spain.

Viewed overall, the European broadband market is in a phase of massive growth. Markets such as Spain and in particular France are already well advanced with LLU[19] products. With their high broadband penetration, they also offer ISPs significant growth potential for voice telephony and entertainment products, which rely on broadband access.

T-Online is already well placed to profit decisively from the continued growth of the French and Spanish markets. Through a growth strategy supported by attractive rates, dedication to service and triple-play offerings, T-Online plans to increase its market share in both national markets to at least 15 percent in the medium term.

To attain this target, capital expenditure in the order of magnitude of EUR 1 billion is planned in the two markets in the period 2005 to 2007, primarily related to the expansion of network infrastructure and efforts to attract new customers.

T-Online continues to aim for profitable growth.

Revenues and customers.

T-Online expects the positive development of the broadband market to continue delivering revenue growth in the future, driven primarily by growth in numbers of broadband customers at the national and international levels.

[19] LLU = Local loop unbundling.

T-Online anticipates increasing demand for fully integrated products combining Internet access and telephony, complemented by contents provided by the entertainment industry. Through this approach—steering toward triple-play offerings, establishing successful brands and verticals alongside its core brand www.t-online.de, and moving forward with network expansion in France and Spain—T-Online also aims to achieve sustainable growth in its market position and significantly boost profits in the medium to long term.

In 2006 T-Online anticipates that its percentage growth rate in revenues will remain in the double digits. The new combined DSL packages and double-play offerings are the main source of additional revenues. Also generating new revenues, however, are the other verticals, especially in the Scout24 Group and Musicload, which are already very well positioned.

The trend in user numbers reflects the steady rise in the DSL customer base. Opportunities for T-Online result from the accelerating expansion of DSL markets in Germany and abroad and the resulting potential for gaining access to new customer segments. In 2006 T-Online expects the number of new customers signing up for DSL to significantly exceed the gains in the previous year.

Alongside revenues, T-Online will also boost its profitability in the medium term.

In 2006 T-Online will continue with the strategy of investing in future profitable growth announced and initiated in 2005. In the Germany segment the company will stay on track with the aggressive expansion of the DSL customer base. T-Online will also continue making investments to launch additional digital entertainment services such as TV over DSL to continually push forward the transition of the current double-play offering into a triple-play offering. In addition, efforts will continue in particular to expand the market position of the Gamesload and ElectronicScout24 brands and verticals, which were launched in 2005.

In the Rest of Europe segment, the ongoing expansion of networks will require additional investments, with the resulting growth in the customer base and utilization of the company's own network infrastructure in France and Spain comprising the basis for boosting profitability in the medium term.

From an overall standpoint, T-Online expects EDITDA (adjusted for nonrecurring items) to reach the prior-year level despite the above-mentioned expenditures to stimulate additional medium-term growth.

Sustainability.

T-Online will continue to acknowledge and honor its responsibilities with regard to its role in society, the environment and the Company's activities related to the Internet as a medium.

With the move to its new city-center headquarters in Darmstadt, the Company has affirmed its long-term commitment to the Darmstadt location.

Procurement and research and development.

In procurement, further process and business improvements are in preparation in 2006 regarding document exchange with suppliers. T-Online sees procurement opportunities in the years ahead in particular in the positive development of purchasing prices through economies of scale, which can help to bring about improvements in offerings to end customers and boost the company's earning power.

The triple-play strategy includes developing and launching new, high-quality services for the 'lean-back' world. Existing applications are refined to create new, easy-to-use products by systematically exploiting the new possibilities of integrating voice, video and IP technologies. Such integration must deliver added value to the customer, as with integrating video telephony into the television environment. Newly developed access devices for the living room such as set-top boxes are made 'T-Online-ready' from the outset—a result of close engineering cooperation with hardware partners and establishing appropriate standards. A certification and quality standard has been in place since 2004.

Human resources.

Strategic challenges will be drawn up for workforce development and human resources management in 2006 based on the T-Online corporate strategy. The implementation of the resulting thematic packages will make a positive contribution to the development of T-Online International AG as an Internet service provider while establishing a customer-centered approach as the guiding principle for all activities.

2006 quality program.

Top action items in the quality strategy for 2006 will remain the customer care quality drive as well as optimizing the quality of customer processes and product quality. Another focus will be on proactive initiatives to communicate with customers to build customer loyalty.

Definitions for the presentation of revenues and customer numbers.*

Subscription Fees: Revenues from fixed monthly basic charges for access and content products, for example, access tariffs or products such as security packages, extra mailbox space and "Insider" subscription content plans.

Usage Fees: Revenues from per-minute or volume-based access tariff components and non-access products made available on a pay-per-view or pay-per-use basis.

Advertising/B2B: Revenues from T-Online business customers and online advertising. The portal agreement with Deutsche Telekom is reported separately.

Registered customers are all customers in access tariffs.

Monthly paying customers are customers who pay a monthly basic charge, whether or not they actually use the product.

PAYG customers are customers who have not ordered a tariff plan with a monthly basic charge.

DSL tariff customers: Customers who have signed up for a T-Online broadband tariff.

Broadband customers: DSL tariff customers, plus those customers who have a broadband connection but have not yet signed up for a DSL tariff.

Blended ARPU:

$$\frac{\text{(Subscription Fees + Usage Fees) / 12}}{\text{DSL-}C_{AV} + \text{NB-}C_{AV} + \text{PAYG} < 30 \text{ days}} = ARPU_{blended}$$

Subscription ARPU:

$$\frac{\text{Subscription Fees / 12}}{\text{DSL-}C_{AV} + \text{NB-}C_{AV}} = ARPU_{subscription}$$

Usage ARPU:

$$\frac{\text{Usage Fees / 12}}{\text{DSL-}C_{AV} + \text{NB-}C_{AV} + \text{PAYG} < 30 \text{ days}} = ARPU_{usage}$$

* More information on this topic is provided in the First Quarter Report 2004, Section 2, 'Business trends for the Group and its segments' (p. 6-12) and on our corporate portal at http://www2.t-online.net/dyn/c/19/54/41/1954418.swf.

Darmstadt, February 10, 2006

T-Online International AG

The Board of Management

Rainer Beaujean	Jens Becker
Burkhard Graßmann	Andreas Kindt
Veronika Altmeyer	Thomas Hille

Consolidated financial statements.

Consolidated statement of income.

For the period January 1 to December 31, 2005.

EUR million	Note	2004	2005
Net revenues	(1)	**2,011.8**	**2,088.3**
Goods and services purchased	(2)	(687.6)	(714.5)
Gross margin		**1,324.2**	**1,373.8**
Other cost of sales	(3)	(267.9)	(343.6)
Gross profit		1,056.3	1,030.2
Selling costs	(4)	(598.3)	(829.3)
Administrative costs		(108.9)	(125.2)
Other operating income	(5)	20.6	119.4
Other operating expenses	(6)	(8.2)	(10.1)
Operating profit (before goodwill amortization)		361.5	185.0
Goodwill amortization	(7)	(4.4)	(0.4)
Net result from associated companies	(8)	10.6	9.4
Interest income	(9)	114.1	119.2
Interest expense	(9)	(1.4)	(1.4)
Impairment charges against financial assets		0.0	(0.4)
Profit before taxes		**480.4**	**311.4**
Income taxes	(10)	(179.5)	(107.6)
Profit after taxes		**300.9**	**203.8**
of which			
applicable to minority shareholders	(11)	0.5	1.4
applicable to Group shareholders (Group net income)		300.4	202.4
Profit after taxes		**300.9**	**203.8**
Earnings per share (EUR)	(12)	**0.25**	**0.17**

As of December 31, 2005.

EUR million	Note	Dec. 31, 2004	Dec. 31, 2005
ASSETS			
Non-current assets			
Goodwill	(16)(17)	1,248.0	1,248.2
Other intangible assets	(16)	128.7	251.4
Property, plant and equipment	(18)	114.1	212.1
Investments in Group companies	(19)	0.1	0.0
Investments in associated companies	(19)	190.1	65.3
Other financial assets	(19)	3.8	5.9
Receivables from Group companies	(21)	1,184.2	1,717.0
Deferred tax assets	(20)	210.9	241.1
		3,079.9	**3,741.0**
Current assets			
Inventories		0.8	1.8
Trade accounts receivable	(21)	147.5	166.4
Receivables from Group companies	(21)	2,941.9	2,366.1
Receivables from associated companies	(21)	1.4	0.8
Income tax receivables	(21)	7.0	27.4
Other current assets and prepaid expenses	(21)	69.6	70.0
Marketable securities	(22)	0.4	0.6
Cash in banks / petty cash	(22)	112.0	175.6
		3,280.6	**2,808.7**
		6,360.5	**6,549.7**
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity			
Subscribed capital	(24)	1,223.9	1,223.9
Additional paid-in capital	(25)	5,775.8	5,779.6
Revenue reserves	(26)	(1,519.1)	(1,267.7)
Currency translation adjustments		(0.9)	(1.0)
Revaluation of financial instruments		0.0	0.0
Group net income		300.4	202.4
Equity attributable to T-Online International AG shareholders		**5,780.1**	**5,937.2**
Minority interests		3.1	4.7
		5,783.2	**5,941.9**
Non-current liabilities			
Provisions for pensions and similar obligations	(28)	13.4	17.7
Deferred tax liabilities	(20)	39.7	58.1
		53.1	**75.8**
Current liabilities			
Other short-term provisions	(29)	53.1	32.0
Liabilities to Group companies	(30)	127.0	88.4
Trade accounts payable	(30)	202.2	282.9
Income tax liabilities	(30)	48.0	19.2
Other short-term liabilities and deferred income	(30)	93.9	109.5
		524.2	**532.0**
		6,360.5	**6,549.7**

Consolidated statement of cash flows.

For the period January 1 to December 31, 2005.

EUR million	Note	2004	2005
Group net income		**300.4**	**202.4**
Income applicable to minority shareholders		0.5	1.4
Depreciation and amortization of non-current assets		106.6	186.3
Interest income, net		(112.7)	(117.8)
Income taxes		179.5	107.6
Result from disposals of non-current assets		0.0	(61.5)
Net result from associated companies		(10.6)	(9.4)
Increase in pension provisions		3.3	4.3
Decrease in other short-term provisions		(12.0)	(21.1)
Decrease/(increase) in trade accounts receivable		25.3	(6.1)
Increase in trade accounts payable		5.4	69.9
Other changes		(26.7)	(42.3)
Income taxes paid		(141.5)	(168.5)
Dividends received		4.8	9.2
Interest paid		(2.9)	(1.5)
Interest received		101.9	105.7
Net cash provided by operating activities	(32)	**421.3**	**258.6**
Capital expenditure on intangible assets		(49.4)	(241.8)
Capital expenditure on property, plant and equipment		(71.3)	(114.4)
Capital expenditure on financial assets		(1.1)	(2.4)
Payment for adoption of a shareholder loan		(36.8)	0.0
Capital expenditure on investments in fully consolidated subsidiaries		(152.9)	(33.8)
Proceeds from the sale of non-current assets		10.9	189.8
Proceeds from the sale of investments in fully consolidated subsidiaries		0.0	0.0
Net change in short-term investments (exceeding 3 months to maturity) and in marketable securities		81.2	175.9
Net cash used for investing activities	(33)	**(219.4)**	**(26.7)**
Payments into equity		0.6	3.8
Dividends paid		0.0	(49.0)
Net cash provided by/(used for) financing activities		**0.6**	**(45.2)**
Net increase in cash and cash equivalents (up to 3 months to maturity)		202.5	186.7
Cash and cash equivalents (up to 3 months to maturity) at beginning of year		68.7	271.2
Cash and cash equivalents (up to 3 months to maturity) at end of year	(31)	271.2	457.9

	Applicable to shareholders of T-Online International AG									
	Subscribed capital		Additional paid-in capital	Revenue reserves	Currency translation adjustments	Revaluation of financial instruments	Group net income (loss)	Total	Minority interests	Total shareholders' equity
	Number of shares (thousands)	EUR million	EUR million	EUR million	EUR million	EUR million	EUR million	EUR million	EUR million	EUR million
Balance as of Jan. 1, 2004	**1,223,884**	**1,223.9**	**5,775.3**	**(1,481.4)**	**0.0**	**(0.1)**	**(37.7)**	**5,480.0**	**(0.5)**	**5,479.5**
Currency translation adjustments	0	0.0	0.0	0.0	(0.9)	0.0	0.0	(0.9)	0.0	(0.9)
Consolidation changes	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	3.1	3.1
Capital contributions	6	0.0[1]	0.5	0.0	0.0	0.0	0.0	0.5	0.0	0.5
Changes not recognized in profit or loss	0	0.0	0.0	(37.7)	0.0	0.1	37.7	0.1	0.0	0.1
Profit after taxes for FY 2004	0	0.0	0.0	0.0	0.0	0.0	300.4	300.4	0.5	300.9
Balance as of Dec. 31, 2004/Jan. 1, 2005	**1,223,890**	**1,223.9**	**5,775.8**	**(1,519.1)**	**(0.9)**	**0.0**	**300.4**	**5,780.1**	**3.1**	**5,783.2**
Currency translation adjustments	0	0.0	0.0	0.0	(0.1)	0.0	0.0	(0.1)	0.0	(0.1)
Consolidation changes	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.2
Capital contributions	0	0.0	3.8	0.0	0.0	0.0	0.0	3.8	0.0	3.8
Changes not recognized in profit or loss	0	0.0	0.0	300.4	0.0	0.0	(300.4)	0.0	0.0	0.0
Dividends paid	0	0.0	0.0	(49.0)	0.0	0.0	0.0	(49.0)	0.0	(49.0)
Profit after taxes for FY 2005	0	0.0	0.0	0.0	0.0	0.0	202.4	202.4	1.4	203.8
Balance as of Dec. 31, 2005	**1,223,890**	**1,223.9**	**5,779.6**	**(1,267.7)**	**(1.0)**	**0.0**	**202.4**	**5,937.2**	**4.7**	**5,941.9**

[1] EUR 6,000 increase in subscribed capital.

Notes to the consolidated financial statements.

Summary of accounting principles.

T-Online International AG's consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU and with supplementary provisions of German commercial law applicable under Section 315a (1) of the German Commercial Code. The consolidated financial statements comply with the IFRSs mandatory as of December 31, 2005 and with the SIC Interpretations.

The consolidated statement of income is set out in the cost of sales format and items in the consolidated balance sheet are classified by the term of assets and liabilities. In accordance with IAS 14, segmental figures are presented by geographical region. As T-Online's combined business model is based on unified provision of service in access and non-access segments, there is no secondary segmental reporting by product.

The consolidated financial statements are prepared in euros (EUR). Items posted in millions of euros are reported as "EUR x.x million". Certain items in the consolidated balance sheet and the consolidated income statement have been combined in the interests of greater overall clarity; in such cases the components are itemized in these notes.

Assets and liabilities are reported on the basis of certain assumptions and estimates. Together with the reported risks and uncertainties, these will have affected the measurement and classification of assets, liabilities, incomes and expenditures in the year under review. The assumptions and estimates primarily relate to recognition and measurement of goodwill and provisions, and to the recoverability of deferred tax assets. The final outcomes may deviate from these estimates.

T-Online's parent company—the company that prepares consolidated financial statements for the largest corporate group of which T-Online forms a part—is Deutsche Telekom AG (Bonn, Germany). Deutsche Telekom AG's consolidated financial statements are filed with Bonn Local Court (Amtsgericht). It held 90.14 percent of T-Online International AG as of December 31, 2005.

T-Online International AG's financial statements and the T-Online Group's consolidated financial statements have both been issued with an unqualified audit certificate from PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main. They are published in the German Federal Gazette (Bundesanzeiger) and filed under HRB 7641 in the Commercial Register of Darmstadt Local Court.

Consolidation principles.

The consolidated financial statements incorporate the financial statements of the Company and enterprises controlled by it (its subsidiaries) up to 31 December each year.

The Company is deemed to have control when it has the power to govern the financial and operating policies of an investee enterprise so as to obtain benefits from its activities.

On acquisition, the assets and liabilities of a subsidiary are measured at their fair values as of the date of acquisition. If the cost of acquisition exceeds the fair values of the identifiable net assets acquired, the difference is recognized as goodwill. If the fair values of the identifiable net assets exceed the cost of acquisition, the difference is immediately recognized on the income statement. The interests of minority shareholders are reported as the minorities' share of the fair values of the recognized assets and liabilities.

Results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to subsidiaries' financial statements to bring them into line with the accounting policies used by the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

An associate is an entity over which the Group has significant influence and which is neither a subsidiary nor an interest in a joint venture. Significant influence constitutes the power to participate in the financial and operating policy decisions of the investee but not control or joint control over those policies. The results, assets and liabilities of associates are incorporated in the financial statements using the equity method of accounting. Under the equity method, investments in associates are carried on the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group share of the associate's net assets, less any impairment in the value of individual investments. An associate's losses are not recognized in excess of the Group's interest in the associate.

If the acquisition cost exceeds the Group's share of the net fair value of an associate's identifiable assets, liabilities and contingent liabilities as of the date of acquisition, the difference is recognized as goodwill. If the Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities as of the acquisition date exceed the cost of acquisition, the difference is immediately recognized in income.

Goodwill arising on acquisition of a subsidiary, associate or jointly controlled entity represents the amount by which the cost of acquisition exceeds the Group's interest in the net fair value, as of the acquisition date, of the subsidiary's, associate's or jointly controlled entity's identifiable assets, liabilities and contingent liabilities.

Goodwill is initially recognized as an asset at cost and subsequently measured at cost less any accumulated impairment losses. Impairment testing is performed at least once a year and any impairment losses are immediately recognized in income. Impairment losses recognized for goodwill are not reversed in a subsequent period.

On disposal of a subsidiary or associate, the attributable amount of goodwill is included when determining the profit or loss on disposal.

Any write-ups and write-downs on shareholdings in fully consolidated Group companies reported in the financial statements of individual companies within the Group are reversed in the consolidated financial statements. Revenues, income, expenses, receivables and liabilities arising between consolidated companies are eliminated. Intercompany elimination entries and discrepancies arising from the consolidation of intercompany debt are offset and charged to the income statement.

Where consolidation procedures affect income, income tax adjustments are accounted for and deferred taxes recognized.

Basis of consolidation.

The consolidated financial statements comprise the financial statements of T-Online International AG as the parent company and a total of 17 domestic (2004: 17) and 25 foreign (2004: 24) subsidiaries in which T-Online International AG directly or indirectly holds a majority stake. As a result of two additions and one disposal, the consolidated financial statements include one more company than the previous year.

Seven (2004: nine) largely inactive Group companies were not fully consolidated, whether singly or combined, as they were not material to the Group's net worth, financial position and results. They are accounted for in the consolidated financial statements in accordance with IAS 39.

T-Online acquired Albura Telecomunicaciones S.A.U. (Madrid, Spain) in its entirety effective June 30, 2005. The reported purchase price of EUR 35.4 million included EUR 1.1 million in acquisition-related costs. EUR 4.4 million in negative goodwill arising as a result of the acquisition was immediately recognized in income. In the second half of 2005, Albura generated sales revenues of EUR 19.2 million and reported an after-tax loss of EUR 13.9 million. Effective December 20, 2005, Albura was absorbed by ya.com. Another entity newly consolidated in 2005 was Autodom AG (Unterengstringen, Switzerland), a Scout24 Group company. The Autodom shareholding was increased from 25 to 100 percent at a price of EUR 0.2 million. Finally, the Group's interest in Scout24 Service GmbH (Darmstadt, Germany) was included as a fully consolidated subsidiary for the first time in 2005. Accounted for in 2004 at cost under its previous name of T-Online Portal GmbH, Scout24 Service GmbH runs the Group's ElectronicScout24 portal, an online marketplace for consumer electronics, computers, telecommunications and household appliances.

In the second quarter of 2005, T-Online disposed of daybyday media GmbH, a wholly-owned subsidiary held in the Group's Germany segment. The disposal incurred a loss of EUR 0.3 million.

Eight (2004: nine) domestic and two (2004: three) foreign joint ventures or companies in which T-Online directly or indirectly holds between 20 and 50 percent of the voting rights and over which it has a significant influence are accounted for in the consolidated financial statements using the equity method. The largest of these are a 33.11 percent stake in Immobilien Scout GmbH (Berlin, Germany) and a 37 percent stake in Bild.T-Online.de AG & Co. KG (also Berlin). Immobilien Scout GmbH runs the leading German-language online real estate marketplace. With over 305.1 million pageviews, over 51.3 million viewed exposés (September 2005) and over 650,000 properties in the database (October 2005), www.immobilienscout24.de is the leading real estate portal on the Web.

In the third quarter, T-Online disposed of its 21.32 percent shareholding in comdirect bank AG (Quickborn, Germany), until then part of the Group's Germany segment. Effective July 26, 2005, the majority owner Commerzbank AG had exercised its right under an agreement with T-Online International AG to acquire T-Online's shares in comdirect bank AG. T-Online sold its 30 million bearer shares in comdirect bank AG for an asking price of EUR 186.6 million, earning EUR 61.6 million on the sale. With over 600,000 customers, comdirect bank AG is the German market leader in online investment.

T-Online's material associated companies are included on the basis of consolidated financial statements or annual financial statements prepared in accordance with IFRS.

The changes in the basis of consolidation affected the consolidated balance sheet and the consolidated statement of income as follows:

Consolidated balance sheet EUR million	Additions	Disposals
Goodwill	0.2	0.0
Other intangible assets	2.1	0.1
Property, plant and equipment	51.4	0.0
Deferred tax assets	0.5	0.0
Trade accounts receivable	12.9	0.2
Other receivables/prepaid expenses	28.4	0.0
Monetary assets	1.8	0.1
Assets	**97.3**	**0.4**
Provisions (primarily for deferred taxes)	0.1	0.0
Trade accounts payable	10.9	0.1
Other liabilities	46.4	0.0
Debt	**57.4**	**0.1**

Consolidated statement of income EUR million	
Net revenues	18.6
Cost of sales	(23.7)
Gross profit	(5.1)
Selling costs	(3.1)
Administrative costs	(5.1)
Other operating income/expenses	4.2
Goodwill amortization	4.4
Financial income, net	(0.6)
Profit before taxes	**(5.3)**
Income taxes	0.5
Profit after taxes	**(4.8)**
EBITDA	**(2.8)**

A list of the material Group and associated companies is provided at the end of these notes. The full list of investment holdings is filed under HRB 7641 in the Commercial Register of Darmstadt Local Court (Amtsgericht). The list is available on request from T-Online Investor Relations in Darmstadt.

Foreign currency translation.

In Group companies' individual financial statements, receivables and liabilities denominated in foreign currencies are translated at the exchange rate applicable on the transaction date. Any gains or losses arising due to exchange rate changes up to the balance sheet date are recognized in the income statement.

On consolidation, the assets and liabilities of all foreign subsidiaries located outside the euro zone are translated into euros using the middle market rate applicable on the balance sheet date. Income statement items are translated at weighted average exchange rates over the year. Currency translation adjustments are directly reported in equity as foreign exchange differences. If a Group company is removed from the consolidated accounts, the relevant currency translation adjustments are reversed and recognized in income.

Outside the euro zone, there are ten companies in Switzerland (nine Scout24 Group companies and T-Online.ch AG) and one in Sweden (AutoScout24 Scandinavia A.B.).

The exchange rates used for currency translation are as follows:

EUR	Dec. 31, 2004	Dec. 31, 2005	2004	2005
	Exchange rate at the balance sheet date		Average exchange rate	
100 Swiss francs	64.79	64.30	64.79	64.60
100 Swedish krona	11.09	10.64	10.96	10.77

Notes to the income statement.

1. Net revenues.

Revenue is measured at the fair value of the consideration received or receivable. It represents amounts receivable for goods and services provided in the normal course of business, net of discounts and sales-related taxes.

Since the beginning of the 2004 fiscal year, T-Online has used a revenue presentation that better reflects the Company's financial and strategic objectives. The total revenues figure is split up into the three revenue components that are important under T-Online's combined business model.

Accordingly, most revenues generated by T-Online are divided into subscription fees, usage fees, and online advertising and B2B services.

The "subscription fees" category comprises fixed monthly payments under subscription plans. In terms of the product portfolio strategy, this revenue component generally includes all established and mature end-consumer products. These take in all T-Online access plans with a basic charge. This category also includes increasing numbers of non-access components, as monthly subscription fees are billed for products such as security packages, extra mailbox space and "Insider" subscription content plans.

The "usage fees" revenue category covering all non-subscription products is subject to far greater volatility and seasonal variation than subscription fee revenues. Usage fees comprise per-minute or volume-based access tariff components, non-access products such as video on demand and musicload.de, and all non-subscription revenues from e-commerce, paid content and services. The category generally includes all new products initially made available on a pay-per-use basis—many of which are modified to become subscription products at a later stage in the product life cycle if they are well received. Accordingly, products in the usage fees category tend to target customers who want to try T-Online products before they buy a subscription.

The third revenue category, advertising/B2B, provides a clearer picture of T-Online's corporate business. The category combines online advertising—an upcoming market segment—with T-Online's increasingly important B2B segment. B2B comprises a full product range, including hosting, security products (secure VPNs), and a content management service for business clients operating traffic-intensive portals.

Revenue under the portal agreement with Deutsche Telekom AG, which provides for fixed annual payments to the end of its term in 2013, is likewise shown separately under Advertising/B2B revenues for transparency reasons.

This revenue presentation better reflects the Company's financial and strategic objectives: T-Online's long-term goal is to increase revenues from the subscription fees category and hence the absolute share of less volatile revenues in total revenue, by selling integrated products under its combined business model (for example combining access with content and services).

Revenues by segment:

EUR million	2004	2005
Germany segment	**1,794.3**	**1,818.1**
Subscription fees	1,001.0	1,063.0
Usage fees	556.0	438.1
Advertising/B2B	237.3	317.0
Portal agreement with Deutsche Telekom AG (to 2013)	148.1	148.1
Remainder (Germany)	89.2	168.9
Rest of Europe segment	**230.1**	**285.7**
Subscription fees	161.9	182.1
Usage fees	33.2	50.4
Advertising/B2B	35.0	53.2
Consolidation	(12.6)	(15.5)
	2,011.8	**2,088.3**
Subscription fees	1,162.9	1,245.1
Usage fees	588.5	488.1
Advertising/B2B	260.4	355.1
Portal agreement	148.1	148.1
Remainder	112.3	207.0
	2,011.8	**2,088.3**

Subscription fees rose by EUR 82.2 million compared with the prior year. The increase reflected the larger number of customers in DSL tariffs and additional revenues generated from marketing combined DSL packages. A number of price cuts on Internet access tariffs during 2005 had a negative impact on sales.

Usage fees decreased by 17.1 percent from the prior year to EUR 488.1 million. A key factor in this decrease was the migration of customers from narrowband tariffs with a larger usage-based share to broadband tariffs with a larger subscription share.

Advertising/B2B revenues were EUR 355.1 million, an increase of 36.4 percent or EUR 94.7 million from the prior year. Factoring out the portal advertising agreement with Deutsche Telekom AG (which provides for fixed annual payments of EUR 148.1 million until the end of its term in 2013) leaves an increase of 84.3 percent. This resulted among other things from greater marketing cooperation with leading brand vendors, who took advantage of the positive trend in the online advertising market.

2. Goods and services purchased.

The cost of goods and services purchased was EUR 714.5 million (2004: EUR 687.6 million). The largest item was EUR 317.5 million (2004: EUR 507.2 million) for telecommunications services provided by Deutsche Telekom AG in the use of its Internet platform.

The **gross margin** remained unchanged from the previous year at 65.8 percent, reflecting almost identical percentage increases in sales revenues and the cost of goods and services purchased.

In the Germany segment, the cost of goods and services purchased was down due to the increased numbers of DSL customers and price cuts leading to input cost savings. In DSL activities, the decrease in goods and services purchased partly followed a pronouncement on reduced rates for use of the concentrator network, issued by the German Federal Network Agency (formerly the Regulatory Authority for Telecommunications and Posts). The "Regio-Modell" launched on January 1, 2005 also served to reduce input costs.

The Rest of Europe segment saw an increase in the cost of goods and services purchased, primarily due to DSL campaigns launched at the beginning of 2005 attracting large numbers of new customers and hence resulting in higher input costs.

3. Other cost of sales.

Other cost of sales, in excess of the cost of goods and services purchased, amounted to EUR 343.6 million (2004: EUR 267.9 million). This was primarily incurred in connection with personnel costs, depreciation and amortization, and other costs necessary to product development and the provision of T-Online services such as voice over IP or marketing DSL packages. The increase on the previous year largely comprises amortization of customer recruitment costs capitalized in 2005.

4. Selling costs.

As in the previous year, the primary component of selling costs is the expenditure needed for customer recruitment and support. Selling costs included sales commissions paid for customer recruitment through existing sales channels and increasingly through new distribution channels, plus expenditure on advertising campaigns, promotional material and customer loyalty activities. Selling costs were EUR 829.3 million, an increase of EUR 231.0 million from the prior year. The increase is mostly accounted for in the Germany segment by advertising campaigns to market combined DSL packages and more aggressive advertising for entertainment services such as Musicload and the ElectronicScout24 vertical portal. The rise also reflected the Scout24 Group's stronger media presence, with a number of television, print and online campaigns for its FriendScout, JobScout and AutoScout vertical portals, and notably the amount of sales commission paid out due to the large numbers of new customers.

EUR million	2004	2005
Marketing	228.4	372.1
Commissions, cooperation bonuses and contributions to advertising costs	62.2	130.7
Customer service	161.8	179.3
Billing service/receivables management	60.1	69.6
Other selling costs	85.8	77.6
	598.3	**829.3**

5. Other operating income.

Other operating income is classified as follows:

EUR million	2004	2005
Disposal of comdirect bank AG	0.0	61.6
On-charging of costs	1.5	29.3
VAT refund on costs of the T-Online IPO in 2000	0.0	5.0
Gain from reversal of negative goodwill on acquiring Albura	0.0	4.4
Valuation of receivables	2.2	1.3
Disposals of property, plant and equipment	0.8	0.7
Currency translation	1.3	0.5
Other operating income not elsewhere specified	14.8	16.6
	20.6	**119.4**

Other operating income increased by EUR 98.8 million compared with the prior year to EUR 119.4 million. Most of the rise was accounted for by the sale of 30 million bearer shares in comdirect bank AG. The increase in the 'on-charging of costs' item mainly consists of costs recovered from joint projects with Deutsche Telekom and other Deutsche Telekom Group companies.

Other operating income includes EUR 6.1 million in income relating to other reporting periods.

Out-of-period income from reversing provisions and derecognizing liabilities is not reported in this item as it was in the previous year. Instead, this income has been charged in the amount of EUR 37.2 million to the costs for which the provisions and liabilities were originally recognized.

This change affects the functional costs as follows:

EUR million	2004	2005
Cost of sales	4.7	17.5
Selling costs	24.9	16.9
Administrative costs	3.3	2.8
	32.9	**37.2**

6. Other operating expenses.

The other operating expenses of EUR 10.1 million (2004: EUR 8.2 million) include losses from asset disposals in the year under review amounting to EUR 0.8 million (2004: EUR 0.9 million), capital transfer tax totaling EUR 1.5 million, and currency translation losses. Other operating expenses include EUR 0.5 million in out-of-period expenses.

7. Goodwill amortization.

Under IFRS 3, goodwill recognized on acquisitions is no longer amortized in T-Online Group financial statements.

A EUR 0.4 million impairment loss was charged in 2005 for the entire amount of goodwill from acquisition of the remaining shares in the now inactive T-Online Travel GmbH (see Note 17 on goodwill impairment testing).

8. Net result from associated companies.

The results of associated companies are incorporated in the financial statements using the equity method of accounting unless the investment is classified as held for sale.

The net result from associated companies decreased compared with FY 2004 by EUR 1.2 million to EUR 9.4 million. This was due to the sale of the stake in comdirect bank AG part-way through the year, which meant that the net result only included a portion of comdirect bank AG earnings for the first six months of 2005. The decrease was partly offset by higher profit transfers from Bild.T-Online and Immobilien Scout.

9. Net interest income.

Net interest income consists of the following:

EUR million	2004	2005
Interest and similar income	114.1	119.2
of which from Group companies EUR 115.7 million (2004: EUR 111.6 million)		
Interest and similar expenses	(1.4)	(1.4)
of which to Group companies EUR 0.0 million (2004: EUR 0.0 million)		
	112.7	**117.8**

The interest income results from fixed-term deposits invested with Deutsche Telekom AG and financial institutions.

The composition of and changes in monetary assets are explained in the notes to the consolidated statement of cash flows (Note 31).

10. Income taxes.

T-Online's tax expenses consist of the following:

EUR million	2004	2005
Tax expense in Germany	162.9	117.2
Tax expense in other countries	0.3	1.8
Income tax refund from Deutsche Telekom AG	(3.4)	0.0
Current tax expense	**159.8**	**119.0**
Deferred tax expense in Germany	10.0	37.0
Deferred tax expense/income in other countries	9.7	(48.4)
Deferred tax expense/income	**19.7**	**(11.4)**
	179.5	**107.6**

In accordance with IAS 12, deferred taxes are accounted for using the balance sheet liability method and are recognized for all temporary differences between the tax base and the carrying amount of assets and liabilities in the IFRS financial statements. Deferred taxes are measured at the tax rates expected to apply in the countries concerned at the time they are realized, based on tax laws that have been enacted or substantively enacted by the balance sheet date.

T-Online International AG is subject to municipal trade tax at an average of approximately 16 percent, and to German corporate income tax at 25 percent. The municipal trade tax is deductible on assessment of corporate income tax. The amount of corporate income tax payable is also subject to a 5.5 percent 'solidarity surcharge'. Deferred taxes are measured for the Group's German companies according to the rate of trade tax levied at each company's domicile. For foreign companies, an average country-specific tax rate of between 21 and 35 percent is applied according to domicile.

Applying domestic income tax rates to Group income before tax gives an expected tax expense of EUR 121.4 million. After accounting for the adjustments shown in the table below, the actual tax expense amounted to EUR 107.6 million (2004: EUR 179.5 million). This differed from the expected figure by EUR 13.8 million (2004: EUR 7.9 million).

EUR million	2004	2005
Profit before taxes	480.4	311.4
Tax rate	39%	39%
Expected income tax expense	187.4	121.4
Reconciliation:		
Difference between expected and actual tax rate	2.0	9.8
Proportion of tax for:		
Tax-free gain on sale of shares in comdirect	0.0	(24.0)
Other tax-free income	0.0	(5.4)
Non-deductible expenditure	(2.3)	2.3
Temporary differences and losses for which no deferred taxes recognized in past reporting periods	(7.1)	2.1
Other tax effects	(0.5)	1.4
Actual income tax expense	**179.5**	**107.6**

11. Income applicable to minority shareholders.

Income applicable to minority shareholders is EUR 1.4 million (versus EUR 0.5 million in the prior year). This mostly relates to income due to minority shareholders in the AutoScout24 Group and Scout24 Schweiz AG Group.

12. Earnings per share.

The earnings per share figures for each period are calculated in accordance with IAS 33 by dividing Group net income by the number of shares in circulation.

		2004	2005
Group net income	EUR million	300.4	202.4
Average number of shares over the year	(thousands)	1,223,889	1,223,891
Earnings per share	(EUR)	0.25	0.17

13. Personnel costs/average number of employees.

Personnel costs comprise:

EUR million	2004	2005
Salaries	155.3	170.2
Social security contributions, pension contributions and other benefits	33.3	36.7
of which pension-related: EUR 6.2 million (2004: EUR 6.0 million)		
	188.6	**206.9**

Pension costs are calculated and reported for direct and indirect pension obligations on an actuarial basis using the projected unit credit method, in accordance with international practice and IAS 19 (Employee Benefits). This method works on the basis of the total present value of future benefit obligations accumulated during the year under review, and takes into consideration expected future increases in statutory retirement benefits and in wages and salaries. The pension commitments are shown in detail under Note 28.

The average number employed at T-Online continued to grow in the year under review, mostly due to the addition of Albura.

The average personnel cost per employee decreased slightly from EUR 64,589 in 2004 to EUR 64,047 in 2005.

Number of employees (annual average)

Number	2004	2005
Salaried employees	**2,921**	**3,231**
Trainees/interns	81	128

14. Depreciation and amortization.

Depreciation and amortization is based on the useful lives shown under Notes 16 and 18 to the consolidated balance sheet.

Depreciation and amortization consists of the following:

EUR million	2004	2005
Amortization of other intangible assets	50.7	123.4
Depreciation of property, plant and equipment	51.5	62.5
	102.2	**185.9**

The increase in amortization of intangible assets is mostly accounted for by amortization of capitalized customer recruitment costs.

Depreciation and amortization charges classified by functional cost:

EUR million	2004	2005
Cost of sales	61.9	146.3
Selling costs	36.0	34.5
Administration costs	4.3	5.1
Other operating expenses	0.0	0.0
	102.2	**185.9**

The sum total of depreciation and amortization includes EUR 12.1 million in impairment charges.

15. Other taxes.

Other taxes totaled EUR 2.3 million (2004: EUR 2.9 million) and primarily comprised capital transfer tax in both 2004 and 2005.

Notes to the consolidated balance sheet.

16. Intangible assets.

Intangible assets include concessions, industrial rights and similar rights and assets, plus internally generated intangible assets. They also include Scout24 Group brands and customer relationships recognized on initial consolidation.

Goodwill and previously unrealized gains recognized for brands on acquisition of the Scout24 Group have indefinite useful lives and are not subject to amortization. They are tested annually for impairment (see Note 17). If impairment testing shows an asset's book value to be below its fair value, the asset's book value is reduced.

The brands acquired with Scout24 is deemed to have an indefinite useful life because T-Online plans to use the brands involved for an indefinite timespan and there are no constraints on their indefinite use. As assets with indefinite useful lives, the Scout24 Group brands were tested for impairment during the reporting year. Estimation of the realizable amount was done by determining the brands' value in use. For further information, please see Note 17 on goodwill impairment testing.

Purchased intangible assets—essentially software—are capitalized at cost and amortized on a straight-line basis over their estimated useful lives of three to seven years.

The development cost of an internally generated asset is capitalized at cost provided that:

- The result is an identifiable asset (such as software or a new process)

- It is probable that the created asset will generate future economic benefits

- The asset's development cost can be reliably measured

Such assets are amortized over an estimated useful life of three years.

If the criteria for capitalization are not met, development costs are immediately recognized as expenses.

EUR 34.0 million in research and development costs were recognized as expenses in the year under review (2004: EUR 37.8 million).

T-Online's reported intangible assets include capitalized customer recruitment costs, incurred for example by providing free or subsidized hardware or by paying or refunding once-only setup fees. Capitalized customer recruitment costs are amortized over the minimum contract term, currently one year.

Changes in intangible assets in 2004 and 2005 are shown in the tables below.

EUR million	2004 Goodwill	2004 Brands	2004 Concessions, industrial rights and similar assets, and licenses in such rights and assets	2004 Internally generated intangible assets	2004 Advance payments made	2004 Total
Cost as of Jan. 1, 2004	**2,416.9**	**0.0**	**103.8**	**39.9**	**4.2**	**2,564.8**
Currency translation adjustments	0.0	0.0	0.2	0.0	0.0	0.2
Consolidation changes	0.0	41.8	32.2	0.0	0.0	74.0
Additions	103.5	0.0	34.5	11.0	3.9	152.9
Disposals	0.0	0.0	1.2	0.1	0.1	1.4
Reclassifications	0.0	0.0	2.6	0.0	(2.6)	0.0
Cost as of Dec. 31, 2004	**2,520.4**	**41.8**	**172.1**	**50.8**	**5.4**	**2,790.5**
Amortization as of Jan. 1, 2004	**1,268.0**	**0.0**	**61.7**	**20.8**	**0.0**	**1,350.5**
Currency translation adjustments	0.0	0.0	0.0	0.0	0.0	0.0
Consolidation changes	0.0	0.0	8.9	0.0	0.0	8.9
Amortization	0.0	0.0	36.9	13.2	0.0	50.1
Impairments	4.4	0.0	0.0	0.6	0.0	5.0
Disposals	0.0	0.0	0.7	0.0	0.0	0.7
Reclassifications	0.0	0.0	0.0	0.0	0.0	0.0
Impairment reversals	0.0	0.0	0.0	0.0	0.0	0.0
Amortization as of Dec. 31, 2004	**1,272.4**	**0.0**	**106.8**	**34.6**	**0.0**	**1,413.8**
Net carrying amount as of Dec. 31, 2004	**1,248.0**	**41.8**	**65.3**	**16.2**	**5.4**	**1,376.7**
Net carrying amount as of Dec. 31, 2003	1,148.9	0.0	42.1	19.1	4.2	1,214.3

EUR million	2005 Goodwill	2005 Brands	2005 Concessions, industrial rights and similar assets, and licenses in such rights and assets	2005 Internally generated intangible assets	2005 Advance payments made	2005 Total
Cost as of Jan. 1, 2005	**2,520.4**	**41.8**	**172.1**	**50.8**	**5.4**	**2,790.5**
Currency translation adjustments	0.0	0.0	(0.1)	0.0	0.0	(0.1)
Consolidation changes	0.0	0.0	6.9	0.0	0.0	6.9
Additions	0.6	0.0	200.6	26.8	14.4	242.4
Disposals	6.8	0.0	24.0	0.0	0.0	30.8
Reclassifications	0.0	0.0	8.3	0.0	(1.1)	7.2
Cost as of Dec. 31, 2005	**2,514.2**	**41.8**	**363.8**	**77.6**	**18.7**	**3,016.1**
Amortization as of Jan. 1, 2005	**1,272.4**	**0.0**	**106.8**	**34.6**	**0.0**	**1,413.8**
Currency translation adjustments	0.0	0.0	0.0	0.0	0.0	0.0
Consolidation changes	0.0	0.0	4.8	0.0	0.0	4.8
Amortization	0.0	0.0	100.8	10.8	0.0	111.6
Impairments	0.4	0.0	11.8	0.0	0.0	12.2
Disposals	6.8	0.0	23.8	0.0	0.0	30.6
Reclassifications	0.0	0.0	4.7	0.0	0.0	4.7
Impairment reversals	0.0	0.0	0.0	0.0	0.0	0.0
Amortization as of Dec. 31, 2005	**1,266.0**	**0.0**	**205.1**	**45.4**	**0.0**	**1,516.5**
Net carrying amount as of Dec. 31, 2005	**1,248.2**	**41.8**	**158.7**	**32.2**	**18.7**	**1,499.6**
Net carrying amount as of Dec. 31, 2004	1,248.0	41.8	65.3	16.2	5.4	1,376.7

Material amounts for goodwill as of the balance sheet date comprised EUR 873.2 million for T-Online France, EUR 256.5 million for ya.com and EUR 103.7 million for the Scout24 companies. A EUR 0.4 million impairment loss was charged in 2005 for the entire amount of goodwill from acquisition of the remaining shares in T-Online Travel GmbH.

17. Goodwill impairment testing.

Goodwill arising on acquisition of a subsidiary or associate represents the amount by which the cost of acquisition exceeds the Group's interest in the net fair value, as of the acquisition date, of the subsidiary's or associate's identifiable assets, liabilities and contingent liabilities.

Goodwill is initially recognized as an asset and is tested for impairment at least once a year. Any impairment losses are immediately recognized in income. Impairment losses recognized for goodwill are not reversed in a subsequent period.

In impairment testing, the recoverable amount of the cash-generating unit (CGU) to which goodwill belongs is compared with its carrying amount. If the CGU's carrying amount is greater than its recoverable amount, the difference is recognized as an impairment loss.

A CGU is identified as the organizational level within the Company at which an acquisition's profits and hence goodwill are monitored.

Entities classified as CGUs in the T-Online Group are the Scout24 Group, the T-Online France and ya.com subgroups, and all other fully consolidated subsidiaries. This is because, among other things, they generate cash inflows that are independent from other CGUs. T-Online defines the recoverable amount for a CGU as its fair value less costs to sell. As a market price cannot be determined, fair value less costs to sell is measured by using the discounted cash flow (DCF) method.

For this purpose, cash flows are estimated from each CGU's ten-year budget (2006 to 2015) based on assumptions about attainable market shares, market trends and growth in the customer base, revenues, operating costs and capital expenditure. The recoverable amount is then obtained by discounting these free cash flows to net present value using a discount rate equal to the weighted average cost of capital (WACC) for the applicable target capital structure, and adding a terminal value found by treating the free cash flow at the end of the budget period as a perpetuity and discounting it to the measurement date.

T-Online performs impairment testing with a measurement date of September 30 each year.

Material assumptions made when measuring recoverable amounts for CGUs include average growth rates for revenues, gross margins, etc. These assumptions are based on past figures combined with market forecasts adjusted to account for the CGUs' growth-oriented business strategies.

In view of the special nature of the Internet sector and T-Online's growth objectives, additions and enhancements to the combined business model under the triple-play strategy are expected to give added growth stimulus over the budgeting timeframe. This makes terminal values particularly important when calculating the recoverable amount of material CGUs. For budgeting purposes, T-Online assumes economic growth rates that slightly exceed the growth forecasts for the economies concerned.

18. Property, plant and equipment.

Property, plant and equipment is valued at cost less depreciation, which is applied on a straight-line basis.

An impairment loss is recognized if there is reason to reduce the carrying amount of a fixed asset (see Note 14).

The useful life assumed for depreciation purposes varies according to the type of asset:

	Number of years
Buildings on land owned by third parties	5-10
Information processing facilities	3-5
Other equipment, plant and office equipment	5-13
Plant and machinery	3-15

Expenditure on repairs and maintenance is charged as an expense when incurred and is classified by source.

Upon sale or disposal of non-current assets, their carrying amount (cost less depreciation) is derecognized, and the difference between the carrying amount and the proceeds on disposal is recognized as income or expense.

Indefeasible rights of use (IRUs) that transfer substantially all risks and rewards incidental to an asset's ownership to the right-holder are treated as finance leases. Advance payments for IRUs accounted for in this way are recognized as assets and amortized over the lifetime of the IRU. The treatment of IRUs deemed to be operating leases is described in Note 21. Assets were recognized in the amount of EUR 17.5 million for IRUs accounted for as finance leases in 2005.

Changes in property, plant and equipment in 2004 and 2005 are shown in the tables that follow.

EUR million	2004	2004	2004	2004	2004
	Buildings on land owned by third parties	**Plant and machinery**	**Other equipment, plant and office equipment**	**Advance payments made**	**Total**
Cost as of Jan. 1, 2004	**4.0**	**0.0**	**186.6**	**2.6**	**193.2**
Currency translation adjustments	0.0	0.0	0.0	0.0	0.0
Consolidation changes	0.3	0.0	6.7	0.0	7.0
Additions	18.2	0.0	50.6	2.5	71.3
Disposals	0.0	0.0	36.3	0.5	36.8
Reclassifications	0.0	0.0	0.0	0.0	0.0
Cost as of Dec. 31, 2004	**22.5**	**0.0**	**207.6**	**4.6**	**234.7**
Depreciation as of Jan. 1, 2004	**2.8**	**0.0**	**86.8**	**0.0**	**89.6**
Currency translation adjustments	0.0	0.0	0.0	0.0	0.0
Consolidation changes	0.2	0.0	5.1	0.0	5.3
Depreciation	0.7	0.0	46.4	0.0	47.1
Impairments	0.0	0.0	4.4	0.0	4.4
Disposals	0.0	0.0	25.8	0.0	25.8
Reclassifications	0.0	0.0	0.0	0.0	0.0
Impairment reversals	0.0	0.0	0.0	0.0	0.0
Depreciation as of Dec. 31, 2004	**3.7**	**0.0**	**116.9**	**0.0**	**120.6**
Net carrying amount as of Dec. 31, 2004	**18.8**	**0.0**	**90.7**	**4.6**	**114.1**
Net carrying amount as of Dec. 31, 2003	1.2	0.0	99.8	2.6	103.6

EUR million	2005 Buildings on land owned by third parties	2005 Plant and machinery	2005 Other equipment, plant and office equipment	2005 Advance payments made	2005 Total
Cost as of Jan. 1, 2005	**22.5**	**0.0**	**207.6**	**4.6**	**234.7**
Currency translation adjustments	0.0	0.0	0.0	0.0	0.0
Consolidation changes	0.8	76.4	15.9	2.2	95.3
Additions	0.3	35.2	51.6	27.3	114.4
Disposals	1.5	0.5	12.5	0.9	15.4
Reclassifications	2.3	27.8	(33.8)	(3.5)	(7.2)
Cost as of Dec. 31, 2005	**24.4**	**138.9**	**228.8**	**29.7**	**421.8**
Depreciation as of Jan. 1, 2005	**3.7**	**0.0**	**116.9**	**0.0**	**120.6**
Currency translation adjustments	0.0	0.0	0.0	0.0	0.0
Consolidation changes	0.1	33.4	10.4	0.0	43.9
Depreciation	2.4	17.5	41.0	1.3	62.2
Impairments	0.0	0.0	0.3	0.0	0.3
Disposals	1.5	0.5	10.6	0.0	12.6
Reclassifications	0.0	21.8	(26.5)	0.0	(4.7)
Impairment reversals	0.0	0.0	0.0	0.0	0.0
Depreciation as of Dec. 31, 2005	**4.7**	**72.2**	**131.5**	**1.3**	**209.7**
Net carrying amount as of Dec. 31, 2005	**19.7**	**66.7**	**97.3**	**28.4**	**212.1**
Net carrying amount as of Dec. 31, 2004	18.8	0.0	90.7	4.6	114.1

The figures for buildings on land owned by third parties relate to construction work in rented buildings.

Assets under finance leases are reported in property, plant and equipment with a carrying amount of EUR 0.1 million as of the balance sheet date (December 31, 2004: EUR 1.9 million).

Additions to property, plant and equipment totaled EUR 114.4 million in 2005 (2004: EUR 71.3 million). The increase from the prior year essentially reflects the network expansion in France carried out by T-Online France.

19. Financial assets.

Investments in Group companies include assets available for sale that are valued at cost in accordance with IAS 39. As of December 31, 2005, most of these are inactive companies for which a fair value cannot be reliably determined.

Investments in associated companies are valued using the equity method except in one instance. The main investments in associated companies are the 37 percent stake in Bild.T-Online.de AG & Co. KG and the 33.11 percent stake in Immobilien Scout GmbH.

In the third quarter of 2005, T-Online disposed of its 21.32 percent shareholding in comdirect bank AG, until then part of the Group's Germany segment. Effective July 26, 2005, the majority owner Commerzbank AG had exercised its right under an agreement with T-Online International AG to acquire T-Online's shares in comdirect bank AG. T-Online sold its 30 million comdirect bank shares for an asking price of EUR 186.6 million based on an average share price determined prior to the acquisition date.

The carrying amounts of stakes in associated companies include goodwill of EUR 52.0 million, mostly for Bild. T-Online.de AG & Co. KG and Immobilien Scout GmbH.

Other financial assets comprise other equity investments and loans to associate companies and to companies outside the Group. These assets are reported at cost in accordance with IAS 39.

The full list of investment holdings is filed under HRB 7641 in the Commercial Register at Darmstadt Local Court.

Changes in financial assets in 2004 and 2005 are shown in the tables that follow.

EUR million	2004 Investments in Group companies	2004 Investments in associated companies	2004 Other equity investments	2004 Long-term loans to Group companies	2004 Long-term loans to associated companies	2004 Other financial assets	2004 Total
Cost as of Jan.1, 2004	**0.1**	**692.2**	**2.2**	**0.0**	**2.3**	**0.0**	**696.8**
Currency translation adjustments	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Consolidation changes	0.5	30.5	0.0	1.3	0.0	0.1	32.4
Additions	0.0	7.4	0.0	0.1	0.0	0.0	7.5
Disposals	0.0	0.7	0.0	0.0	0.0	0.0	0.7
Reclassifications	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Cost as of Dec. 31, 2004	**0.6**	**729.4**	**2.2**	**1.4**	**2.3**	**0.1**	**736.0**
Amortization as of Jan. 1, 2004	**0.0**	**530.0**	**2.2**	**0.0**	**0.0**	**0.0**	**532.2**
Currency translation adjustments	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Consolidation changes	0.5	9.3	0.0	0.0	0.0	0.0	9.8
Amortization/ impairments	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Disposals	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Reclassifications	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Impairment reversals	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Amortization as of Dec. 31, 2004	**0.5**	**539.3**	**2.2**	**0.0**	**0.0**	**0.0**	**542.0**
Net carrying amount as of Dec. 31, 2004	**0.1**	**190.1**	**0.0**	**1.4**	**2.3**	**0.1**	**194.0**
Net carrying amount as of Dec. 31, 2003	0.1	162.2	0.0	0.0	2.3	0.0	164.6

EUR million	2005	2005	2005	2005	2005	2005	2005
	Investments in Group *companies*	Investments in associated *companies*	Other equity *investments*	Long-term loans to Group *companies*	Long-term loans to associated *companies*	Other financial assets	*Total*
Cost as of Jan. 1, 2005	**0.6**	**729.4**	**2.2**	**1.4**	**2.3**	**0.1**	**736.0**
Currency translation adjustments	0.0	0.0	0.0	0.0	0.0	(0.1)	(0.1)
Consolidation changes	(0.1)	0.0	0.0	0.0	0.0	0.0	(0.1)
Additions	0.0	11.0	2.6	0.0	0.0	0.3	13.9
Disposals	0.0	652.8	0.0	0.0	0.0	0.3	653.1
Reclassifications	0.0	0.0	0.0	(1.4)	0.0	1.4	0.0
Cost as of Dec. 31, 2005	**0.5**	**87.6**	**4.8**	**0.0**	**2.3**	**1.4**	**96.6**
Amortization as of Jan. 1, 2005	**0.5**	**539.3**	**2.2**	**0.0**	**0.0**	**0.0**	**542.0**
Currency translation adjustments	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Consolidation changes	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Amortization/ impairments	0.0	1.2	0.0	0.0	0.0	0.4	1.6
Disposals	0.0	518.2	0.0	0.0	0.0	0.0	518.2
Reclassifications	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Impairment reversals	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Amortization as of Dec. 31, 2005	**0.5**	**22.3**	**2.2**	**0.0**	**0.0**	**0.4**	**25.4**
Net carrying amount as of Dec. 31, 2005	**0.0**	**65.3**	**2.6**	**0.0**	**2.3**	**1.0**	**71.2**
Net carrying amount as of Dec. 31, 2004	0.1	190.1	0.0	1.4	2.3	0.1	194.0

20. Deferred taxes.

In accordance with IAS 12, deferred taxes are recognized for future positive and negative tax balances arising from temporary differences between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements.

Deferred taxes are also recognized for expected tax savings from the utilization of tax loss carryforwards.

A deferred tax asset is only recognized for a tax loss carryforward if it appears probable that the Group company concerned will generate sufficient taxable earnings to utilize the carryforward. Although there are no time restrictions on the use of tax loss carryforwards in Germany, some foreign subsidiaries are subject to country-specific restrictions, which are duly taken into account.

The carrying amount of deferred tax assets recognized in earlier accounting periods for tax loss carryforwards at Atrada AG was reduced to account for a EUR 5.0 million impairment charge in 2005.

It was decided not to recognize deferred tax assets worth EUR 46.6 million in the financial statements as of December 31, 2005 (versus EUR 31.7 million as of December 31, 2004) as it did not appear probable that the foreign subsidiaries concerned would be able to utilize time-limited loss carryforwards in the amount of EUR 161.5 million (December 31, 2004: EUR 142.9 million).

The total figure for deferred tax assets rose by EUR 30.2 million compared with December 31, 2004. This was mostly due to an increase in deferred tax assets recognized for tax loss carryforwards, mainly at T-Online France and ya.com—which incurred planned losses due to aggressive expansion in their local markets.

Deferred tax liabilities also increased, mainly due to those recognized for capitalized customer recruitment costs for the first time in 2005. Deferred tax liabilities recognized in 2004 on an accrual item covering refunds of setup fees for T-DSL lines were reversed in 2005.

The deferred tax assets will probably reverse over a period in excess of 12 months. Of the total figure for deferred tax liabilities, EUR 26.1 million will probably reverse over a period in excess of 12 months.

The recognized deferred tax assets and liabilities affect the following balance sheet items:

EUR million	Dec. 31, 2004	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2005
	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
Intangible assets	30.5	6.3	27.7	46.2
Property, plant and equipment	1.3	1.4	2.6	1.6
Current assets	0.0	15.1	0.0	0.1
Provisions	2.4	0.0	1.7	0.0
Other liabilities	0.0	0.2	1.9	1.1
Tax loss carryforwards	175.9	0.0	207.3	0.0
Consolidation	0.8	16.7	(0.1)	9.1
	210.9	**39.7**	**241.1**	**58.1**

Deferred tax assets for foreign subsidiary tax loss carryforwards are impairment-tested on the basis of whether business plans make it likely that there will be taxable earnings enabling the carryforwards to be utilized.

The table below shows tax loss carryforwards not utilized up to the reporting date for 2005 and for 2004, classified by the number of years they can be carried forward.

EUR million	Dec. 31, 2004	Dec. 31, 2005
Up to one year	2.6	3.1
Up to two years	3.1	11.8
Up to three years	12.7	50.3
Up to four years	50.4	22.9
Up to five years	23.0	11.5
Up to six years	11.5	13.6
More than six years	13.7	4.9
No limit	547.1	661.7
	664.1	**779.8**

In the opinion of the German tax authorities, the planned absorption of T-Online International AG by Deutsche Telekom AG would result in a transfer of majority interests in domestic subsidiaries as defined in Section 8(4) of the German Corporate Tax Act (KStG). Under other provisions of the same Act, there is a risk that the Group may lose EUR 41.7 million in domestic company tax loss carryforwards that form the basis for deferred tax assets on the balance sheet.

21. Receivables and other assets.

Receivables and other current assets are reported at nominal value. Impairment losses are recognized as necessary to provide for foreseeable specific credit risks and general empirical credit risk. Due to the short-term nature of the assets involved, their carrying amounts approximate to market values. Receivables and other assets comprise:

EUR million	Dec. 31, 2004	Dec. 31, 2005
Trade accounts receivable	147.5	166.4
Receivables from Group companies	4,126.1	4,083.1
Receivables from associated companies	1.4	0.8
Income tax receivables	7.0	27.4
Other current assets	69.6	70.0
	4,351.6	**4,347.7**

The receivables from Group companies largely consist of accounts receivable from Deutsche Telekom AG totaling EUR 4,077.5 million (December 31, 2004: EUR 4,112.9 million). Most of this sum comprises fixed-term deposits worth EUR 4,031.7 million (December 31, 2004: EUR 4,002.0 million). EUR 1,717.0 million of these fixed-term deposits (December 31, 2004: EUR 1,184.2 million) have maturities of between 12 and 21 months as of the reporting date and are reported under non-current assets. Short-term receivables from Group companies include EUR 52.2 million (December 31, 2004: EUR 38.7 million) resulting from accrued interest on the funds deposited with Deutsche Telekom AG.

Other current assets in 2004 included a EUR 38.0 million accrual for refunds of setup fees for T-DSL lines. This was reversed and charged to revenue in 2005.

In accordance with the intercompany receivables purchase agreement (see Note 40) between T-Online International AG and Deutsche Telekom AG, T-Online has no significant valuation allowances for accounts receivable.

Indefeasible rights of use (IRUs) that do not transfer substantially all risks and rewards incidental to an asset's ownership to the right-holder are treated as operating leases. Advance payments for IRUs accounted for in this way are accrued under other assets and recognized as an expense in the income statement on a straight-line basis over the lease term (for the treatment of IRUs deemed to be finance leases, see Note 18). Assets were recognized in the amount of EUR 22.8 million for IRUs accounted for as operating leases in 2005.

22. Liquid assets and marketable securities.

Liquid assets and marketable securities comprise:

EUR million	Dec. 31, 2004	Dec. 31, 2005
Cash in banks	112.0	175.6
Petty cash	0.0	0.0
Marketable securities	0.4	0.6
	112.4	**176.2**

Of the total figure for liquid assets as of December 31, 2005, EUR 175.4 million had an original term of up to three months.

The marketable securities are measured at fair value in accordance with IAS 39.

23. Shareholders' equity.

Changes in Group shareholders' equity are shown in the consolidated statement of shareholders' equity preceding the notes to the consolidated financial statements.

In its financial statements prepared in accordance with the German Commercial Code, the Group parent company T-Online International AG reported net income for 2005 of EUR 351.1 million (versus EUR 288.9 million in 2004). Adding in EUR 110.3 million net income brought forward from 2004, the parent company's net income available for distribution is EUR 461.8 million. This is the amount on which any dividend distribution to shareholders must be based, as prescribed by the German Stock Corporations Act. The Board of Management therefore proposes a dividend appropriation of EUR 0.04 for each eligible no-par-value share, to be paid out of T-Online International AG's net income available for distribution for fiscal 2005. This represents a total dividend payout of EUR 49.0 million.

24. Subscribed capital.

As of December 31, 2005, T-Online International AG's subscribed capital was unchanged at EUR 1,223,890,578 divided into 1,223,890,578 registered no-par-value shares. Each share entitles the holder to one vote.

Subject to Supervisory Board consent, the Board of Management is authorized to increase the nominal capital stock in one or more tranches totaling not more than EUR 611,929,144 by May 30, 2006, by issuing new stock in return for cash or non-cash contributions.

Contingent capital under the 2000 stock option plan (Contingent Capital I) remained unchanged at EUR 214,473. Contingent capital under the 2001 stock option plan (Contingent Capital II) remained unchanged at EUR 4,404,826. No options were exercised under the 2001 stock option plan in 2005. The options still outstanding under the 2000 stock option plan lapsed irrevocably, without substitution, on July 6, 2005.

A resolution of the Ordinary Shareholders' Meeting on April 29, 2005 authorized the T-Online International AG Board of Management to arrange for the company to purchase its own shares up to a limit of 10 percent of the capital stock at the time of the resolution (i.e. up to EUR 122,389,057.80) by no later than October 27, 2006, as provided for under Section 71(1) 8 of the Stock Corporations Act (AktG). T-Online International AG held none of its own stock as of December 31, 2005.

As of December 31, 2005, Deutsche Telekom AG held 90.14 percent of T-Online International AG.

Deutsche Telekom AG notified T-Online International AG by letter of February 15, 2005 that Deutsche Telekom's share of voting stock had exceeded the 75 percent threshold. Lagardère S.C.A. (Paris) notified T-Online International AG by letter of February 9, 2005 that Lagardère's share of voting stock had decreased below the 5 percent threshold.

25. Additional paid-in capital.

The T-Online Group consolidated financial statements show a higher amount for additional paid-in capital than the T-Online International AG separate-company financial statements. The difference of EUR 2,801.3 million reflects the different methods used to measure acquired stock in subsidiaries. Such stock is reported in the consolidated financial statements at the fair value of T-Online shares given as non-cash contributions to capital, and in the separate-company financial statements at the nominal value of T-Online stock.

As trustee for a stock swap effected on the acquisition of ya.com in 2000, Dresdner Bank had accepted a quantity of T-Online shares in trust for ya.com employees. The shares were to be released on attainment of certain targets. In 2005, on instruction from T-Online, Dresdner Bank disposed of 427,401 such shares whose conditions of release to ya.com employees had expired. It remitted the EUR 3,800,648.31 disposal proceeds to T-Online. Because this remittance involved an indirect payment by ya.com shareholders to T-Online that was causally linked to the release of T-Online shares, the proceeds of the disposal were credited to additional paid-in capital as a share premium.

26. Revenue reserves.

T-Online Group revenue reserves increased by EUR 251.4 million, comprising EUR 300.4 million in Group net income for 2004 reclassified to revenue reserves, less EUR 49.0 million in dividends paid out.

27. Share-based payment.

T-Online has applied IFRS 2 since the beginning of the 2005 fiscal year. IFRS 2 does not apply, and therefore no personnel expense is recognized, for grants of equity instruments (including stock) under stock option plans where the grant date precedes November 7, 2002.

2000 stock option plan.

T-Online International AG first offered stock options to selected employees in 2000. On July 6, 2000, by authorization of the March 2000 Shareholders' Meeting, T-Online granted plan participants 214,473 options on an equal number of shares at a subscription price of EUR 37.65 per share. The 2000 stock option plan ran to July 6, 2005. All options under the plan expired irrevocably with it, without substitution or compensation.

None of the options granted under the 2000 stock option plan had been exercised by the expiration date. They could not be exercised unless both an absolute and a relative performance target had been met at least once between July 7, 2002 and July 6, 2005.

For the absolute performance target to be fulfilled, the 30-day moving average of T-Online's closing stock price in Deutsche Börse AG's Xetra electronic trading system had to exceed a predetermined strike price by more than 40 percent.

The relative target was defined in terms of T-Online stock's price performance set against the Dow Jones Euro Stoxx Telecom® index. Once a two-year lock-up period had been completed, the options could only be exercised if the 30-day moving average price of T-Online stock—adjusted for dividends, subscription rights and other special entitlements to reflect total shareholder return—outperformed the Dow Jones Euro Stoxx Telecom® index by more than 20 percent.

The changes associated with the stock options held under the expired 2000 stock option plan from its year of commencement are summarized below:

2000 stock option plan.

Options (thousands)	2000		2001		2002		2003		2004		2005	
	Stock options	Strike price (EUR)	Stock options	Strike price (EUR)	Stock options	Strike price (EUR)	Stock options	Strike price (EUR)	Stock options	Strike price (EUR)	Stock options	Strike price (EUR)
Outstanding stock options at beginning of year	**0**	**-**	**214**	**37.65**	**214**	**37.65**	**209**	**37.65**	**121**	**37.65**	**117**	**37.65**
Granted	214	37.65	0	–	0	–	0	–	0	–	0	-
Exercised	0	–	0	–	0	–	0	–	0	–	0	-
Expired	0	–	0	–	5	37.65	88	37.65	4	37.65	117	37.65
Outstanding stock options at end of year	**214**	**37.65**	**214**	**37.65**	**209**	**37.65**	**121**	**37.65**	**117**	**37.65**	**0**	**-**
Exercisable at year end	0	–	0	–	0	–	0	–	0	–	0	-

2001 stock option plan.

To pave the way for the 2001 stock option plan, the Ordinary Shareholders' Meeting of May 30, 2001 voted to increase T-Online International AG's contingent capital by EUR 51,000,000, to authorize the Supervisory Board to issue options to members of the Board of Management, and also to authorize the Board of Management to issue these options to senior management below Board level. Entitled staff include directors, senior managers and selected specialists at T-Online International AG, as well as members of the Board of Management, executive managers and other directors, senior managers and selected specialists at other Group companies in Germany and abroad in which T-Online International AG directly or indirectly holds a majority stake.

The stock option plan was established as a premium-priced plan. For an option to be exercised, the strike price must be paid. The strike price is set at a premium of 25 percent above a reference stock price. The reference price is the unweighted average closing price of T-Online's stock in Deutsche Börse AG's Xetra trading system at the Frankfurt Stock Exchange (or in any successor trading system) on the 30 trading days immediately preceding the granting of the option. If the average closing price as described above is lower than the closing price of the T-Online stock in Deutsche Börse AG's Xetra trading system (or successor system) on the option's granting date, this latter closing price is used as the reference price instead.

The options were granted in annual tranches for 2001 and 2002.

Exercise entitlements stipulate that exactly half the options granted to an authorized plan participant on a particular date are subject to a lock-up period of two years from that date. The other half are subject to a longer lock-up period of three years from the granting date. The options expire ten years after their grant date. This means option rights granted in the 2001 tranche will lapse irrevocably, without substitution or compensation, no later than August 12, 2011, and those granted in the 2002 tranche no later than July 14, 2012. As of December 31, 2005, options outstanding under the 2001 plan had a weighted average residual term of approximately six years.

By authorization of the May 2001 Shareholders' Meeting, 2,369,655 options were granted in the first tranche of the 2001 plan on August 13, 2001. In the second tranche, 2,067,460 options were granted on July 15, 2002. The strike price, which serves as a performance target, was EUR 10.35 (the reference price of EUR 8.28 plus 25 percent) for the first tranche and EUR 10.26 (EUR 8.21 plus 25 percent) for the second.

The 2004 Shareholders' Meeting voted to withdraw the Supervisory Board's and Board of Management's authorization to grant further options under the 2001 stock option plan and to reduce the amount designated as Contingent Capital II.

Out of the 2001 tranche, 26,410 stock options were exercised in the 2003 fiscal year and 5,879 in the 2004 fiscal year. No options were exercised in the 2005 fiscal year.

The changes associated with the stock options held under the 2001 stock option plan from its year of commencement are summarized below:

2001 stock option plan.

Options (thousands)	2001		2002		2003		2004		2005	
	Stock options	Strike price in (EUR)	Stock options	Strike price (EUR)	Stock options	Strike price (EUR)	Stock options	Strike price (EUR)	Stock options	Strike price (EUR)
Outstanding stock options at beginning of year	**0**	**-**	**2,348**	**10.35**	**4,415**	**10.31**	**4,185**	**10.31**	**3,868**	**10.31**
Granted	2,369	10.35	2,067	10.26	0	–	0	–	0	–
Exercised	0	–	0	–	26	10.35	6	10.35	0	–
Expired	21	10.35	0	–	204	10.33	311	10.32	317	10.31
Outstanding stock options at end of year	**2,348**	**10.35**	**4,415**	**10.31**	**4,185**	**10.31**	**3,868**	**10.31**	**3,551**	**10.30**
Exercisable at year end	0	–	0	–	1,062	10.35	2,893	10.32	3,518	10.31

Mid-term incentive plan.

In the 2004 fiscal year, T-Online introduced a mid-term incentive plan (MTIP 2004) to secure overall compensation in line with market standards for members of the Board of Management and other senior managers. MTIP 2005 was adopted in 2005. The MTIP gives T-Online International AG and participating subsidiaries a global, Group-wide compensation instrument that aims to promote medium and long-term value growth and thus align management and stockholder interests.

MTIP 2004 came into effect as of January 1, 2004 and MTIP 2005 as of January 1, 2005 for the three years to December 31, 2006 and December 31, 2007 respectively. The intention is to offer a new three-year MTIP each year for five years. An annual decision is made regarding whether to reoffer the plan and to determine details such as the precise targets to be attained.

The MTIP is a cash-based plan. Participants are offered an award from the respective company consisting of a specified sum of money to be paid out at the end of the plan subject to attainment of two previously defined targets.

The MTIP is based on two equally weighted stock-based success criteria—one absolute, one relative. If both targets are met, the entire award is paid out; if one is met, 50 percent of the award is paid out; if neither is met, there is no payout.

The absolute target is met if the price of T-Online stock at the end of the plan is at least 30 percent above the price of T-Online stock at the beginning of the plan. The price is defined for these purposes as the unweighted average closing price of T-Online stock, over the 20 stock market trading days preceding the beginning and end of the plan, as quoted on the Xetra electronic trading system operated by Deutsche Börse AG. This price was EUR 10.30 (MTIP 2004) or EUR 9.71 (MTIP 2005) at the beginning of the plan. Accordingly, the target of a 30 percent price gain is met if the average price of T-Online stock attains at least EUR 13.39 (MTIP 2004) or at least EUR 12.62 (MTIP 2005) over the stipulated period before the end of the plan.

The relative target is met if the percentage gain in the T-Online stock price exceeds the percentage gain in the TecDAX index over the plan's three-year duration. Its attainment is measured by comparing the unweighted average price of T-Online stock (closing prices of T-Online stock in the Xetra trading system) and unweighted average level of the TecDAX over the 20 stock market trading days preceding the beginning and end of the plan. The index stood at 546.804 points at the beginning of MTIP 2004 and at 515.521 points at the beginning of MTIP 2005.

The Presiding Committee of the T-Online International AG Supervisory Board verifies attainment of the relative and absolute targets for the Board of Management at the end of the plan. Based on the Supervisory Board Presiding Committee's findings, the Board of Management announces target attainment globally for T-Online International AG and all participating companies.

A provision amounting to approximately EUR 34,000 was recognized in 2005 for MTIP 2004 and MTIP 2005.

28. Provisions for pensions and similar obligations.

T-Online's pension obligations towards its employees include both direct pension commitments by T-Online International AG and by certain subsidiaries, and indirect commitments by Deutsche Telekom AG's occupational pension support fund, Deutsche Telekom AG Betriebsrenten-Service e.V. (DTBS).

Pension provisions are accounted for using the projected unit credit method prescribed in IAS 19 (Employee Benefits). This method takes account of both pensions and pension entitlements (service cost) known on the balance sheet date along with expected future increases in pensions, wages and salaries.

The aggregate costs in the current year comprise the service cost (normal costs of pensions and pension entitlements added in the financial year) plus interest cost, less the return on assets held to meet pension obligations.

The level of future pension obligations was assessed using actuarial methods that take account of the Dr. Klaus Heubeck 2005 biometric accounting principles, as well as the following basis of computation:

In %	2004	2005
Discount rate	5.25	4.10
Projected increase in salaries	2.75–3.50	2.75–3.50
Expected return on assets	5.00	4.00
Projected increase in statutory pensions	1.00–1.50	1.00–1.50

On this basis, the pension obligations reported in the balance sheet are:

EUR million	Dec. 31, 2004	Dec. 31, 2005
Direct pension obligations	12.5	17.7
Indirect pension obligations	0.9	0.0
Unfunded accrued pension cost	**13.4**	**17.7**

As a general rule, benefits due to employees under direct arrangements are scaled on the basis of salary levels and age. In line with these commitments, T-Online credits corresponding amounts to capital accounts for employees.

The indirect pension obligations relate to employees taken over from Deutsche Telekom AG who at the time of the switch were paying compulsory contributions to the Versorgungsanstalt der Deutschen Bundespost (VAP) pension scheme and have been covered since August 1, 1997 by the DTBS pension scheme established at Deutsche Telekom as a support fund for their pension entitlements.

The benefit commitments assumed by T-Online International AG from VAP in the course of the employee transfer are governed by a collective agreement which, among other things, provides for new arrangements that take due account of the vested rights accumulated by past VAP contributions. The new agreement leaves the benefits due to retirees and employees approaching retirement unchanged. These commitments are settled indirectly through DTBS.

Using a formula based on the number of years they contributed to the former plan, the vested benefit entitlements of younger employees (aged under 35) were converted into an initial amount for a cash balance plan managed through a capital account by T-Online International AG. These benefit entitlements are thus due directly from T-Online International AG and are reported as direct pension commitments. T-Online International AG credits annual amounts to this account.

The changes in accumulated benefit obligations and plan assets outsourced to external pension funds are as follows:

EUR million	2004	2005
Defined benefit obligation		
Defined benefit obligation as of January 1	13.2	16.7
Service cost (for newly accrued entitlements)	3.1	3.3
Interest cost (for existing entitlements)	0.7	0.9
Adjustment for increased number of employees	0.0	0.0
Adjustment for unrecognized actuarial gains/losses	0.2	5.4
Business combination	(0.5)	0.1
Obligations assumed by other pension funds	0.0	0.0
Defined benefit obligation as of December 31	16.7	26.4
Plan assets		
Plan assets as of January 1 (at fair value)	1.1	1.2
Actual return on plan assets	0.1	0.0
Employer contributions to external pension bodies	0.2	0.0
Plan asset transfer	(0.2)	0.0
Plan assets as of December 31 (at fair value)	1.2	1.2
Financing status		
Defined benefit obligation	16.7	26.4
Plan assets	(1.2)	(1.2)
Pension obligation in excess of assets	15.5	25.2
Actuarial gains/losses not yet recognized	(2.1)	(7.5)
Unfunded accrued pension cost	**13.4**	**17.7**

The pension expenses from direct and indirect pension arrangements are all charged to cost of sales and to selling and administrative costs, and consist of the following:

EUR million	2004	2005
Service cost (for newly accrued entitlements)	3.1	3.3
Interest cost (for existing entitlements)	0.7	0.9
Expected return on assets from the DTBS plan (return on plan assets)	(0.1)	(0.1)
Amortization	0.1	0.1
Periodic pension cost	**3.8**	**4.2**
Extraordinary expenses due to increase in the number of employees and to employees' own contributions	0.0	0.0
Net periodic pension cost	**3.8**	**4.2**

29. Other short-term provisions.

Under IAS 37, a provision is recognized if there is a present obligation to a third party as a result of a past event, if it is probable that an outflow of resources will be required to settle the obligation, and if a reliable estimate can be made of the amount.

Other provisions changed as follows during the year under review:

EUR million	Obligations relating to employees	Other provisions not elsewhere specified	Total
Jan. 1, 2005	14.0	39.1	53.1
Currency translation adjustments	0.0	0.0	0.0
Appropriation	10.0	3.4	13.4
Utilization	9.6	15.7	25.3
Reversal	0.2	9.0	9.2
Consolidation changes	0.0	0.0	0.0
Dec. 31, 2005	**14.2**	**17.8**	**32.0**

The other provisions not elsewhere specified relate to risks arising from ongoing legal disputes and expected legal costs, and costs of restoration obligations. Reversals of provisions in 2005 mainly related to provisions for legal disputes.

For the recognized provisions, an outflow of resources is expected in the following year.

30. Liabilities and deferred income.

As in 2004, T-Online's liabilities and deferred income as of December 31 all had settlement dates within twelve months:

EUR million	Dec. 31, 2004				Dec. 31, 2005			
		Of which falling due in				Of which falling due in		
	Total	Up to 1 year	Over 1–5 years	Over 5 years	Total	Up to 1 year	Over 1–5 years	Over 5 years
Liabilities to Group companies	127.0	127.0	0.0	0.0	88.4	88.4	0.0	0.0
Trade accounts payable	202.2	202.2	0.0	0.0	282.9	282.9	0.0	0.0
Income tax liabilities	48.0	48.0	0.0	0.0	19.2	19.2	0.0	0.0
Liabilities to employees	9.8	9.8	0.0	0.0	10.7	10.7	0.0	0.0
Other liabilities	30.6	30.6	0.0	0.0	24.8	24.8	0.0	0.0
Deferred income	53.5	53.5	0.0	0.0	74.0	74.0	0.0	0.0
	471.1	**471.1**	**0.0**	**0.0**	**500.0**	**500.0**	**0.0**	**0.0**

Liabilities are carried at their repayment amounts.

Liabilities to Group companies include payments due for services rendered by Deutsche Telekom AG amounting to EUR 52.3 million (December 31, 2004: EUR 96.5 million). Liabilities to employees include accruals for leave balances.

Deferred income mostly consists of basic access charges received in advance and sublicensing fees for IRUs.

In view of its positive liquidity, T-Online had no credit lines as of December 31, 2005.

Notes to the consolidated statement of cash flows.

The consolidated statement of cash flows is prepared in accordance with IAS 7, Cash Flow Statements. The cash flow statement shows the net change in cash and cash equivalents (amounts originally falling due within three months) for the T-Online Group during the course of the financial year as a result of inflows and outflows of resources due to operating activities and investment activities.

31. Cash and cash equivalents.

T-Online uses the term cash and cash equivalents to refer to cash in banks, petty cash, and fixed-term deposits and credit balances on clearing accounts at Deutsche Telekom AG with original terms of up to three months.

EUR million	Dec. 31, 2004	Dec. 31, 2005
Cash in banks (< 3 months to maturity)	112.0	175.4
Fixed-term deposits and credit balances on clearing accounts with Deutsche Telekom AG (< 3 months to maturity) (contained in short-term receivables from Group companies)	159.2	282.5
Petty cash	0.0	0.0
Cash and cash equivalents (< 3 months to maturity)	**271.2**	**457.9**
Cash in banks (> 3 months to maturity)	0.0	0.2
Fixed-term deposit with Deutsche Telekom AG (> 3 months to maturity) (contained in long and short-term receivables from Group companies)	3,902.0	3,725.7
Monetary assets	**4,173.2**	**4,183.8**

T-Online's self-financing capacity is obtained by adding the fixed-term deposits with greater than three months to maturity, any changes in which are reported as part of investing activities in the statement of cash flows.

For net cash provided by operating activities, the change in cash and cash equivalents is obtained indirectly from Group net income/loss by adjusting non-cash items in the consolidated income statement and the individual items in the consolidated balance sheet.

32. Net cash provided by operating activities.

Net cash provided by operating activities was EUR 258.6 million. Besides Group net income of EUR 202.4 million, the net cash inflow essentially represents EUR 186.3 million in adjustments for non-cash depreciation and amortization on non-current assets, EUR 61.6 million in adjustments for the proceeds from the sale of the comdirect shares, and EUR 60.9 million in tax payments in excess of the tax expense for 2005.

33. Net cash used for investing activities.

Net cash used for investing activities was EUR 26.7 million in the year under review. The EUR 202.8 million in net cash used for operational capital expenditure is mostly accounted for by higher capital expenditure on intangible assets and property, plant and equipment (EUR 356.2 million), and an adjustment for the decrease in medium-term monetary investments due to funds being switched into longer maturities (EUR 176.1 million). Capital expenditure on investments in fully consolidated subsidiaries chiefly comprises the acquisition of Albura Telecomunicaciones S.A.U. for a purchase price of EUR 35.4 million. The acquisition brought the T-Online Group EUR 1.7 million in monetary assets belonging to Albura. The largest item in proceeds from the sale of non-current assets (totaling EUR 189.8 million) comprised the EUR 186.6 million proceeds on the sale of comdirect. Net cash used for investing activities was met in full out of cash provided by operating activities.

Notes on segment information.

T-Online provides segment information in compliance with IAS 14. Segmental figures are presented by the geographical regions Germany and Rest of Europe.

T-Online International AG leads the market in terms of customer numbers in its Germany segment and plans to hold on to this clear lead despite increasing competition. The Internet markets in the Rest of Europe segment are likewise growing apace. In this segment, T-Online holds its own against strong local brands and is well positioned with its subsidiaries T-Online France and ya.com (Spain).

Due to T-Online's combined business model, there is no secondary segmental reporting by division (product).

34. Specific segment information.

EUR million	2004 Germany segment	2004 Rest of Europe segment	2004 Reconciliation	2004 T-Online Group
Net revenues	1,794.3	230.1	(12.6)	2,011.8
of which with external customers	1,793.5	218.3		2,011.8
of which between segments	0.8	11.8	(12.6)	0.0
Gross margin	1,211.5	118.9	(6.2)	1,324.2
Operating profit (before goodwill amortization)	387.3	(16.2)	(9.6)	361.5
Goodwill amortization	(4.4)	0.0	0.0	(4.4)
Net result from associated companies	10.9	(0.3)	0.0	10.6
Interest income, net				112.7
Impairment charges against financial assets				0.0
Income taxes				(179.5)
Profit after taxes				300.9
EBITDA	**467.3**	**8.9**	**(9.6)**	**466.6**
Depreciation and amortization	(79.5)	(22.7)	0.0	(102.2)
Assets	5,034.4	1,976.7	(650.6)	6,360.5
Goodwill	97.2	1,150.8	0.0	1,248.0
Carrying amount of investments in associated companies	189.9	0.2	0.0	190.1
Liabilities	1,055.6	126.1	(657.5)	524.2
Real capital expenditure (including additions to goodwill)	184.1	40.1	0.0	224.2
Other non-cash expenses (income)	18.7	(1.3)	0.0	17.4
Average number of employees during the year	2,130	791		2,921

EUR million	2005 Germany segment	2005 Rest of Europe segment	2005 Reconciliation	2005 T-Online Group
Net revenues	1,818.1	285.7	(15.5)	2,088.3
of which with external customers	1,816.4	271.9		2,088.3
of which between segments	1.7	13.8	(15.5)	0.0
Gross margin	1,271.5	117.7	(15.4)	1,373.8
Operating profit (before goodwill amortization)	319.4	(134.7)	0.3	185.0
Goodwill amortization	(0.4)	0.0	0.0	(0.4)
Net result from associated companies	9.4	0.0	0.0	9.4
Interest income, net				117.8
Impairment charges against financial assets				(0.4)
Income taxes				(107.6)
Profit after taxes				203.8
EBITDA	**458.2**	**(85.3)**	**0.3**	**373.2**
Depreciation and amortization	(138.7)	(47.2)	0.0	(185.9)
Assets	4,976.5	2,181.9	(608.7)	6,549.7
Goodwill	97.2	1,151.0	0.0	1,248.2
Carrying amount of investments in associated companies	65.3	0.0	0.0	65.3
Liabilities	925.0	221.6	(614.6)	532.0
Real capital expenditure (including additions to goodwill)	224.7	132.1	0.0	356.8
Other non-cash expenses	24.0	1.6	0.0	25.6
Average number of employees during the year	2,225	1,006		3,231

Other disclosures.

35. Declaration of compliance with the German Corporate Governance Code.

The declaration of compliance with the German Corporate Governance Code prescribed by Section 161 of the German Stock Corporation Act (AktG) has been submitted and made available to shareholders.

36. Investment policy.

T-Online strategically invests its monetary assets in interest-bearing investments while aiming for the greatest possible flexibility on a rolling basis. These investments bear interest appropriate to their maturities and risks on the best available terms. Systematic risk-averse management is applied to control potential interest rate and foreign currency translation risks.

37. Financial instruments.

T-Online uses derivative financial instruments (cash flow hedges) to hedge anticipated foreign currency payment flows of the small-scale nature encountered so far. The hedges are measured at fair value. T-Online had no hedging relationships as of December 31, 2005.

38. Auditors' fees.

T-Online incurred a total of EUR 1.1 million in expenditure on auditors' services in 2005, consisting of EUR 0.5 million for the audit of the annual financial statements, EUR 0.4 million for other audit services, EUR 0.1 million for tax consultancy and EUR 0.1 million for other services.

39. Commitments and contingencies.

The commitments and contingencies consist of the following:

EUR million	Dec 31, 2004	Dec 31, 2005
Purchase commitments	70.1	105.9
Obligations under rental and lease agreements	116.2	111.7
Obligations under maintenance and service agreements	129.5	112.6
Contingent liabilities	0.4	0.4
	316.2	**330.6**
of which due in next financial year	114.2	155.6
of which due in 2–5 years	123.1	122.9
of which due in > 5 years	78.9	52.1
	316.2	**330.6**

The expenses under rental agreements concern rented office space.

Rental expenses in the 2005 financial year totaled some EUR 27.3 million.

The obligations under rental and lease agreements mostly consist of future rental payments for the T-Online headquarters building in Darmstadt occupied since 2004.

The obligations under maintenance and service agreements mainly relate to an agreement signed with Deutsche Telekom AG in 2004 for operation and maintenance work on the prebilling system which commenced April 1, 2005.

EUR 264 million of the commitments and contingencies relate to Group companies (December 31, 2004: EUR 222 million).

40. Related party disclosures.

Related parties as defined by IAS 24 are persons or enterprises capable of significantly influencing or being influenced by the reporting company. The T-Online Group had business dealings with various related parties in 2004 and 2005, and in particular with Deutsche Telekom AG and its group companies, as detailed in the following.

EUR million	2004	2005
Goods and services supplied	193.3	201.2
Goods and services received	779.1	870.5
Fixed-term deposit with Deutsche Telekom AG	4,002.0	4,031.7
Interest on fixed-term deposit with Deutsche Telekom	111.6	115.7

Receivables from related parties as of December 31, 2005 were EUR 4,083.1 million (December 31, 2004: EUR 4,126.1 million).

All dealings with related parties are conducted at arm's length.

The most important relations with Deutsche Telekom AG were as follows:

Merger agreement.

On the basis of an in-principle agreement to merge signed November 8, 2004, T-Online International AG and Deutsche Telekom AG entered into a merger agreement on March 8, 2005.

The merger agreement provides for transference of T-Online's entire assets, including all rights and obligations, to be effected in accordance with Sections 2 ff and 60 ff of the German Reorganization Act (Umwandlungsgesetz) on a dissolution without liquidation basis through merger by absorption into Telekom in return for allocation of Telekom shares to remaining shareholders in T-Online. The exchange ratio laid down in the merger agreement for holders of T-Online stock who are not signatories to the agreement is as follows: For every 25 registered no-par-value T-Online shares each corresponding to a EUR 1.00 share in T-Online's capital stock, Telekom will allocate 13 registered no-par-value Telekom shares each corresponding to a EUR 2.56 share in Telekom's capital stock. The court-appointed merger auditor deemed the exchange ratio appropriate.

As regards the organizational structure of T-Online International AG, the merger agreement stipulates that the transferred enterprise will continue to exist as a distinct organizational unit within Deutsche Telekom AG, with its own segment Board of Management and with accountability for its own net income and losses, and will comprise a substantial part of Deutsche Telekom AG's new Broadband/Fixed Line strategic business area. T-Online International AG's activities will focus on developing, marketing and delivering all Internet protocol-based products in this business area, including triple-play products.

The agreed effective date for the asset transfer is January 1, 2005. The required majority approval was obtained for the merger agreement at the T-Online Shareholders' Meeting on April 29, 2005. The merger will take effect retroactively as of January 1, 2005 when it has been recorded in the Commercial Register at the court of competent jurisdiction for each of the two companies. Section 10 of the merger agreement provides for a change in effective date if the merger is not recorded in the Commercial Register at the court of competent jurisdiction for Telekom by January 31, 2006.

Online Connect agreement.

On August 30, 2004, T-Online International AG and Deutsche Telekom AG signed a new Online Connect agreement governing provision of an Internet protocol-based network solution with retroactive effect from April 1, 2004. The Online Connect agreement superseded the T-InterConnect agreement of October 15, 2001. Its scope includes performance rendered before its signing but after April 1, 2004.

Under the agreement, Deutsche Telekom AG grants shared use of its Internet platform (the OnlineConnect platform) to Internet service providers such as T-Online International AG. T-Online International AG uses Deutsche Telekom AG's OnlineConnect network services to provide customers and its workforce with dial-in access to the public Internet and to non-public Internet servers via a uniform nationwide telephone number. The OnlineConnect network solution routes online user traffic across the Deutsche Telekom AG public switched telephone network/integrated services digital network (PSTN/ISDN) to entry points on the OnlineConnect platform. The latter transfers the routed traffic to Deutsche Telekom AG's IP backbone and the public Internet. Deutsche Telekom AG also provides services for T-DSL access, allowing T-Online International AG to provide broadband Internet access to its online users who utilize one of the T-DSL access variants.

Expenses totaling EUR 317.5 million were incurred for services under the Online Connect or T-InterConnect agreement in the 2005 fiscal year.

License agreement on the use of the "T" brand.

T-Online International AG and Deutsche Telekom AG entered into a new brand licensing agreement effective January 1, 2004 to December 31, 2014. The brand licensing agreement in effect since January 1, 2000 was terminated effective December 31, 2003.

The agreement grants T-Online International AG a non-exclusive license to use various brands (including 'T-Online'), proprietary typefaces and Internet domain names. Supplementary to the old agreement, the agreed brands can be used for non-access as well as access products. The territory covered by the contract was also extended, adding Great Britain, the Netherlands, Belgium, Luxembourg, Hungary, Slovakia and Croatia. T-Online International AG is authorized to develop and use its own brands, and to use its own brands in conjunction with brands owned by Deutsche Telekom AG.

T-Online remitted EUR 5.9 million to Deutsche Telekom in the 2005 fiscal year.

Global agreement on procurement, provision and order fulfillment for terminal equipment (standard, exclusive, partner and included products) (resale hardware and logistics agreement).

Deutsche Telekom AG and T-Online International AG signed a global agreement in March 2005 on procurement, provision and order fulfillment for terminal equipment for T-Online International AG products. The term 'terminal equipment' covers all products in Deutsche Telekom AG's terminal equipment portfolio and, optionally, terminal equipment deemed suitable by T-Online International AG for marketing its services. T-Online International AG sells the terminal equipment it buys from Deutsche Telekom AG in its own name and on its own account. The agreement runs for two years and automatically extends a year at a time unless terminated at three months' notice before the extension deadline.

T-Online International AG paid EUR 71.6 million to Deutsche Telekom AG in the 2005 fiscal year.

Wholesale and inbound VoIP agreement.

On March 15, 2005, T-Online International AG and Deutsche Telekom AG signed an agreement on the provision of wholesale voice over Internet Protocol (VoIP) services by Deutsche Telekom AG with effect from January 1, 2005. Using wholesale VoIP, T-Online International AG can provide voice communication between Internet and PSTN/ISDN (telephone network) end users. Effective August 1, 2005, the VoIP agreement was supplemented with inbound services (calls from fixed line phones to VoIP phones). The agreement can be terminated by either party at six months' notice to a month end at any time from December 31, 2007.

T-Online International AG paid EUR 1.9 million to Deutsche Telekom AG in the 2005 fiscal year.

DSL resale basic agreement.

T-Online and Telekom signed a DSL resale basic agreement on December 21, 2004. The DSL resale agreement covers the provision of various DSL lines for resale to end customers. The agreement can be terminated by either party at six months' notice to a month end.

In the 2005 fiscal year, T-Online International AG paid EUR 167.3 million in fees to Deutsche Telekom AG and received a total of EUR 41.0 million in marketing subsidies for sold resale lines.

Intercompany receivables purchase agreement.

Effective January 1, 2004, T-Online International AG and Deutsche Telekom AG entered into a new intercompany receivables purchase agreement covering the sale and assignment of all present and future receivables arising from the conduct of T-Online International AG's business and replacing the previous such agreement dating from 2001.

The intercompany receivables purchase agreement covers all amounts owed by end customers normally billed on Deutsche Telekom AG telephone bills, including amounts owed under Internet access contracts. The agreement runs indefinitely and can be terminated at 180 days' notice to the end of a calendar year at any time from December 31, 2005.

For the purchase of the receivables, Deutsche Telekom AG pays T-Online International AG the net amount of receivables for each billing month less a percentage deduction to cover assumed default risk. The deduction was 1.5 percent of the net cash value of the purchased receivables in 2004 and 1.8 percent in 2005.

T-Online International AG received EUR 1,447.6 million in payments from Deutsche Telekom AG under this agreement in fiscal 2005.

Portal advertising agreement.

T-Online International AG operates a number of portal pages, including its main portal www.t-online.de. Effective January 1, 2000, T-Online International AG signed a portal advertising agreement with Deutsche Telekom AG for an indefinite period. This agreement was still in force in the year under review. Under the agreement, T-Online International AG undertakes to integrate the Deutsche Telekom AG Web site (www.telekom.de) into its own online presence via one or more links on the main T-Online portal.

In a supplementary agreement of April 15, 2003, the parties set the maximum payment under the portal agreement at EUR 148.1 million a year from 2003.

Cash management.

As of December 31, 2005, T-Online International AG had fixed-term deposits totaling EUR 4,031.7 million invested with Deutsche Telekom AG. The arrangements provide that these deposits earn a return equivalent to the best obtainable on the open market.

41. Compensation of members of the Board of Management and Supervisory Board.

Under Article 13 of the Articles of Incorporation, **ordinary members of the T-Online Supervisory Board** receive annual compensation, payable after the fiscal year end, of EUR 10,000.00 over and above reimbursement of their expenses. Subject to sufficient growth in Group net income, Supervisory Board members also receive variable, performance-linked compensation divided into short-term and long-term components.

The amount of short-term compensation is EUR 150.00 for each full EUR 0.01 by which Group net income per no-par-value share exceeds EUR 0.15 in the year for which the compensation is paid.

The amount of long-term performance-linked compensation for a given reporting year is EUR 150.00 for each four percent by which Group net income per no-par-value share in the second year following the reporting year exceeds Group net income per no-par-value share in the year preceding the reporting year. Long-term performance-linked compensation cannot, however, exceed such compensation for the year preceding the reporting year unless Group net income in the second year following the reporting year exceeds Group net income in the year preceding the reporting year.

Short-term and long-term performance-linked compensation are each limited to EUR 10,000.00.

The chairman of the Supervisory Board receives EUR 20,000.00 in fixed compensation and the deputy chairman EUR 15,000.00. The fixed annual compensation is increased by 50 percent for each membership of a Supervisory Board committee. Any members of the Supervisory Board who did not hold office for the full duration of the year receive one twelfth of a year's compensation for each month or part-month in which they were members. As in previous years, Deutsche Telekom Group representatives occupying shareholder seats on the T-Online International AG Supervisory Board refrained from claiming separate compensation.

In addition, members of the Supervisory Board receive an attendance award of EUR 200.00 for each plenary or committee meeting they attend. Any value-added tax payable on compensation and expenses is refunded by the Company. T-Online International AG's Supervisory Board received attendance fees totaling EUR 22,200.00 in the 2005 financial year.

Remuneration of individual Supervisory Board members in 2005 was as follows:

EUR						
Supervisory Board member	**Fixed compensation**	**Short-term variable compensation**	**Factor**	**Subtotal**	**Meeting attendance fees**	**Total (net)**
Christoph Heil	10,000.00	150.00	2.0	20,300.00	4,200.00	24,500.00
Reinhard Hoch	833.33	150.00	1	983.33		983.33
Viola Jackson	10,000.00	150.00	1.5	15,225.00	3,200.00	18,425.00
Monika Kusz	10,000.00	150.00	1.5	15,225.00	2,600.00	17,825.00
Dr. Eberhardt Rolle	10,000.00	150.00	1.5	15,225.00	3,200.00	18,425.00
Fabrice Sergent	10,000.00	150.00	1	10,150.00	1,200.00	11,350.00
Anja Schiller	10,000.00	150.00	1	10,150.00	2,000.00	12,150.00
Stefanie Waehlert	10,000.00	150.00	1	10,150.00	2,000.00	12,150.00
Udo Wilfert	10,000.00	150.00	1.5	15,225.00	3,800.00	19,025.00
Total	**80,833.33**	**1,350.00**		**112,633.33**	**22,200.00**	**134,833.33**

Amounts of stock held by the members of the Supervisory Board as of December 31, 2005 were as follows: Dr. Karl-Gerhard Eick 2,000 shares, Dr. Heinz Klinkhammer 5,000 shares, Dieter Cazzonelli 250 shares, Christoph Heil 200 shares, Udo Wilfert 75 shares, Viola Jackson and Stefanie Waehlert 50 shares each.

Supervisory Board members Kai-Uwe Ricke, Reinhard Hoch, Dr. Eberhardt Rolle, Fabrice Sergent, Monika Kusz and Anja Schiller do not hold any T-Online stock. Supervisory Board member Stefanie Waehlert held 33,544 stock options as of December 31, 2005. Ms. Waehlert received these stock options solely in her capacity as an executive employee of T-Online International AG. None of the other Supervisory Board members hold any stock options as provided in the plans described in Note 27. None of the stock option plans offered by T-Online International AG to date grants stock options to members of the Supervisory Board.

Members of the Board of Management are entitled under their employment contracts to compensation consisting of a fixed and a variable performance-linked component. Compensation for the members of the Board of Management was determined on the basis of market data.

The amount of performance-linked pay is set after the financial year-end when the Supervisory Board Presiding Committee has verified attainment of targets agreed with the members of the Management Board. It is based on precisely quantifiable measures, for example of Group earnings and growth.

Provided that the financial statements of T-Online International AG are adopted in their current form and the forecasts regarding target attainment for the individual members of the Board of Management are accurate, total compensation paid to the Board members in the 2005 financial year (fixed and variable components plus long-term incentives/ MTIP 2004 and 2005) was as follows:

EUR			
	Fixed compensation in 2005	**Variable compensation in 2005[1]**	**Expenditure (income) under granted mid-term incentive plans (MTIP 2004/2005)**
Rainer Beaujean	350,000.04	362,075.14	(6,570.83)
Veronika Altmeyer	214,500.00	190,213.52	(4,767.46)
Jens Becker	142,500.06	90,605.60	335.75
Burkhard Graßmann	273,000.00	260,457.00	(6,165.56)
Thomas Hille	221,000.04	128,368.80	(4,433.11)
Andreas Kindt	220,000.08	197,865.19	(3,976.08)

[1] Including a negative amount of EUR 28,814.75 in settlement of variable compensation for 2004.

As target attainment is not verified until formal adoption of the financial statements, the variable pay components stated in these notes are estimated figures.

Taking commercial law and financial reporting law requirements as the basis of measurement, compensation paid to the Board of Management for the 2005 financial year totaled EUR 2,722,340.21 (2004: EUR 3,430,134.17). This amount includes payments in kind amounting to EUR 97,332.03 (2004: EUR 73,294.77) that are treated as non-monetary benefits.

The holdings of T-Online stock by members of the Board of Management of T-Online International AG were unchanged relative to December 31, 2004. Jens Becker and Thomas Hille do not hold any T-Online shares. Details of T-Online International AG's stock option plans and MTIP 2004 and 2005 are provided in Note 27. The members' individual holdings are: Rainer Beaujean, 550 shares and 68,805 options; Veronika Altmeyer, 1,000 shares and 64,635 options; Burkhard Graßmann, 1,050 shares and 90,350 options; Andreas Kindt, 550 shares and 21,267 options; Thomas Hille and Jens Becker hold no stock options.

Total pension provisions for departed members of the Board of Management and their dependants are EUR 1,715,773.00 (December 31, 2004: EUR 1,442,293.00). The Company did not grant any loans to any members or former members of the Board of Management.

Darmstadt, February 10, 2006
T-Online International AG
Board of Management

Rainer Beaujean

Jens Becker

Burkhard Graßmann

Andreas Kindt

Veronika Altmeyer

Thomas Hille

We have audited the consolidated financial statements prepared by the T-Online International AG, Darmstadt, comprising the balance sheet, the income statement, statement of changes in equity, cash flow statement and the notes to the consolidated financial statements, together with the group management report for the business year from January 1 to December 31, 2005. The preparation of the consolidated financial statements and the group management report in accordance with the IFRSs, as adopted by the EU, and the additional requirements of German commercial law pursuant to § (Article) 315a Abs. (paragraph) 1 HGB („Handelsgesetzbuch": German Commercial Code) and supplementary articles of incorporation are the responsibility of the parent Company's Board of Managing Directors. Our responsibility is to express an opinion on the consolidated financial statements and on the group management report based on our audit. In addition we have been instructed to express an opinion as to whether the consolidated financial statements comply with full IFRS.

We conducted our audit of the consolidated financial statements in accordance with § 317 HGB and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (Institute of Public Auditors in Germany) (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of the entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by the Company's Board of Managing Directors, as well as evaluating the overall presentation of the consolidated financial statements and the group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion based on the findings of our audit the consolidated financial statements comply with the IFRSs as adopted by the EU, the additional requirements of German commercial law pursuant to § 315a Abs. 1 HGB and supplementary articles of incorporation and full IFRS and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The group management report is consistent with the consolidated financial statements and and as a whole provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development.

Frankfurt am Main, February 10, 2006

PricewaterhouseCoopers Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

(Kütting) Wirtschaftsprüfer	(ppa. Jerger) Wirtschaftsprüferin
(German Public Auditor)	(German Public Auditor)

Board positions.

The Board of Management of T-Online International AG.

Rainer Beaujean
Responsible for Finance and Controlling (October 1, 2000 - September 30, 2004)
Chairman (since October 1, 2004), also responsible for the divisions reporting directly to the Chief Executive Officer

Memberships of the Supervisory Boards or comparable bodies of subsidiaries and associated companies:
- comdirect bank AG, Quickborn, member of the Supervisory Board (October 8, 2002 - August 31, 2005)
- T-Online France S.A.S., Paris, member of the Conseil de Surveillance (Supervisory Board) (since July 31, 2003), Chairman of the Conseil de Surveillance (Supervisory Board) (since October 1, 2004)
- ya.com Internet Factory S.A.U., Madrid, member of the Consejo de Administración (Board of Directors) (since October 27, 2004), Chairman of the Consejo de Administración (Board of Directors) (since December 2, 2004)
- Scout24 Holding GmbH, Munich, Chairman of the Supervisory Board (since February 1, 2005)
- Scout24 Service GmbH, Darmstadt, member of the Advisory Board (since October 15, 2005), Deputy Chairman of the Advisory Board (since October 21, 2005)

Memberships of other Supervisory Boards or comparable bodies:
None

Jens Becker
Responsible for Finance and Controlling since October 1, 2004

Memberships of the Supervisory Boards or comparable bodies of subsidiaries and associated companies:
- Bild.T-Online.de Verwaltungs AG, Berlin, member of the Supervisory Board (since November 1, 2004)
- Interactive Media CCSP GmbH, Darmstadt, member of the Advisory Board (since November 1, 2004), Deputy Chairman of the Advisory Board (since December 6, 2004)
- T-Venture Telekom Funds Beteiligungs-GmbH, Bonn, member of the Investments Committee for T-Online Venture Fund GmbH & Co. KG (since November 1, 2004)
- Scout24 Holding GmbH, Munich, member of the Supervisory Board (since February 1, 2005)
- Albura Telecomunicaciones S.A.U., Madrid, Chairman of the Consejo de Administración (Board of Directors) (June 30, 2005 - December 20, 2005)
- Scout24 Service GmbH, member of the Advisory Board (since October 15, 2005)

Memberships of other Supervisory Boards or comparable bodies:
- SV Darmstadt 1898 e.V., Darmstadt, member of the Administrative Board (since May 6, 2005)

Andreas Kindt
Responsible for Technology since January 1, 2002

Memberships of the Supervisory Boards or comparable bodies of subsidiaries and associated companies:
- T-Venture Telekom Funds Beteiligungs-GmbH, member of the Investments Committee for T-Online Venture Fund GmbH & Co. KG (since February 24, 2003)
- T-Online France S.A.S., Paris, member of the Conseil de Surveillance (Supervisory Board) (since June 16, 2005)
- ya.com Internet Factory S.A.U., Madrid, member of the Consejo de Administración (Board of Directors) (since June 10, 2005)

Memberships of other Supervisory Boards or comparable bodies:
- T-Systems Multimedia Solutions GmbH, Dresden, member of the Supervisory Board (since September 21, 2002)
- Vivento Customer Services GmbH, Bonn-Bad Godesberg, member of the Supervisory Board (September 27, 2005 - December 14, 2005)

Burkhard Graßmann
Responsible for Marketing since October 1, 2000

Memberships of the Supervisory Boards or comparable bodies of subsidiaries and associated companies:
- Bild.T-Online.de Verwaltungs AG, Berlin, Deputy Chairman of the Supervisory Board (since March 27, 2002)
- Interactive Media CCSP GmbH, Darmstadt, Chairman of the Advisory Board (January 1, 2004 - September 26, 2005), ordinary member of the Advisory Board (since September 26, 2005)
- Scout24 Holding GmbH, Munich, Deputy Chairman of the Supervisory Board (since February 1, 2005)
- Scout24 Service GmbH, Chairman of the Advisory Board (since October 15, 2005), Chairman of the Advisory Board (since October 21, 2005)

Memberships of other Supervisory Boards or comparable bodies:
- Deutsche Telekom Medien GmbH, Frankfurt am Main, member of the Supervisory Board (since July 9, 2002)
- T-Com Innovationsgesellschaft mbH, Bonn, member of the Supervisory Board (since September 1, 2005)

Veronika Altmeyer
Responsible for Human Resources and Legal Affairs since December 1, 2000

Memberships of the Supervisory Boards or comparable bodies of subsidiaries and associated companies:
None

Memberships of other Supervisory Boards or comparable bodies:
- Vereinigte Postversicherung VVAG, Stuttgart, member of the Supervisory Board (since July 1997)

Thomas Hille
Responsible for Sales and Customer Care since March 15, 2003

Memberships of the Supervisory Boards or comparable bodies of subsidiaries and associated companies:
- Interactive Media CCSP GmbH, Darmstadt, member of the Advisory Board (since August 1, 2005), Chairman of the Advisory Board (since September 26, 2005)

Memberships of other Supervisory Boards or comparable bodies:
- T-Punkt Vertriebsgesellschaft mbH, Bonn, member of the Supervisory Board constituted in accordance with the German Codetermination Act (MitbestG) (since July 8, 2004)
- Vivento Customer Services GmbH, Bonn, member of the Supervisory Board (since December 15, 2005)

The Supervisory Board of T-Online International AG.

Shareholder representatives.

Kai-Uwe Ricke
Chairman (since September 11, 2002)
Chief Executive Officer of Deutsche Telekom AG, Bonn (since November 15, 2002)

Memberships of other Supervisory Boards:
- T-Mobile International AG, Bonn (since November 2002), Chairman of the Supervisory Board (since December 2002)
- T-Mobile USA, Bellevue, WA, U.S.A., Board of Directors (since May 2001), Chairman of the Board of Directors (since August 2004)
- T-Systems Enterprise Service GmbH, Frankfurt am Main, Chairman of the Supervisory Board (since January 2003)
- T-Punkt Vertriebsgesellschaft mbH, Bonn, Chairman of the Supervisory Board (April 2004 – February 2005)
- T-Systems Business Services GmbH, Bonn, Chairman of the Supervisory Board (since April 2005)
- JPMC International Council, JPMorgan Chase & Co., New York (since March 2005)

Dr. Karl-Gerhard Eick
(since February 25, 2000)
Member of the Board of Management of Deutsche Telekom AG, Bonn, responsible for Finance and Controlling

Memberships of other Supervisory Boards:
- GMG Generalmietgesellschaft mbH, Münster (since January 2000), Chairman of the Supervisory Board (since May 2002)
- Sireo Real Estate Asset Management GmbH, Frankfurt am Main, Chairman of the Supervisory Board (since May 2001)
- DeTe Immobilien, Deutsche Telekom Immobilien und Service GmbH, Münster (since February 2002)
- T-Mobile International AG, Bonn (since March 2000)
- T-Systems Enterprise Services GmbH, Frankfurt am Main (since June 2002)
- T-Systems Business Services GmbH, Bonn (since December 2005)
- Deutsche Bank, Frankfurt (since August 2004)
- FC Bayern München AG, Munich (since October 2004)

Dr. Heinz Klinkhammer
(since February 7, 2003)
Member of the Board of Management of Deutsche Telekom AG, Bonn, responsible for Human Resources

Memberships of other Supervisory Boards:
- DeTe Immobilien, Deutsche Telekom Immobilien und Service GmbH, Münster (since February 2002), Chairman of the Supervisory Board (since April 2002)
- GMG Generalmietgesellschaft mbH, Münster (since June 1996)
- Sireo Real Estate Asset Management GmbH, Frankfurt am Main (since May 2001)
- T-Mobile International AG, Bonn (since May 2003)
- T-Systems Enterprise Services GmbH, Frankfurt am Main (since November 2000)
- T-Systems Business Services GmbH, Frankfurt am Main (since December 2005)
- Bundesanstalt für Post und Telekommunikation, Bonn, Administrative Board (2000 – November 2005)
- Deutsche BKK, Wolfsburg (since November 2005)
- Leipzig Graduate School of Management (since November 2005)

Dieter Cazzonelli
(since December 10, 2003)
Head of the Corporate Tax Department, Deutsche Telekom AG, Bonn

Memberships of other Supervisory Boards:
- Deutsche Telekom International Finance B.V. (since February 1, 2000)
- Deutsche Telekom Holding B.V. (since February 1, 2000)
- NAB Nordamerika Beteiligungs Holding GmbH (since May 1, 2000)
- DeTeAsia Holding GmbH (since June 9, 2000)
- T-Systems International GmbH (since January 10, 2003)
- DeTeAssekuranz (until December 31, 2003)
- Deutsche Telekom K.K., Japan, Board of Directors (since February 7, 2000)
- Deutsche Telekom Network Projects & Services GmbH (since April 5, 2005)

Dr. Eberhardt Rolle
(since June 13, 2000)
Former Ministerial Director, German Federal Ministry of Finance, Berlin

Memberships of other Supervisory Boards:
- T-Mobile International AG, Bonn (March 2000 - February 21, 2006)
- TLG Treuhand Liegenschaftsgesellschaft mbH (TLG), Berlin, Deputy Chairman of the Supervisory Board
- Museum Foundation for Post and Telecommunications (MusStift), deputy member of the Board of Patrons (since February 1, 2000)

Fabrice Sergent
(since May 21, 2003)
Directeur Général Lagardère Active Broadband

Memberships of other Supervisory Boards:
- Membre du comité de surveillance de HACHETTE MULTIMEDIA (SAS)
- Membre du comité de surveillance de PLURIMEDIA (SAS)
- Administrateur de LAGARDERE ACTIVE iTV
- Administrateur de LE MONDE INTERACTIF
- Administrateur de ARTRAD ART ET TRADITION
- Administrateur de GREENLAND INTERACTIVE LIMITED
- Membre du conseil de surveillance de T ONLINE INTERNATIONAL
- Membre du Comité Stratégique de THE BROADWAY FACTORY (SAS)

Employee representatives.

Viola Jackson (since September 13, 2000)
Chairwoman of the Works Council,
T-Online International AG, Darmstadt

Memberships of other Supervisory Boards:
None

Reinhard Hoch (March 20, 2000 - January 6, 2005)
Mid-Franconia district of the united services sector trade union "ver.di"

Memberships of other Supervisory Boards:
None

Anja Schiller (since January 6, 2005)
Hesse state section of the united services sector trade union "ver.di"

Memberships of other Supervisory Boards:
None

Christoph Heil
(since August 19, 2004; Deputy Chairman of the Supervisory Board since September 4, 2004)
ver.di national headquarters, Berlin

Memberships of other Supervisory Boards:
None

Monika Kusz (since March 8, 2002)
Chairwoman of the Works Council of the Oldenburg Service and Technical Center, T-Online International AG, Darmstadt

Memberships of other Supervisory Boards:
None

Stefanie Waehlert (since May 21, 2003)
Executive employee, T-Online International AG, Darmstadt

Memberships of other Supervisory Boards:
None

Udo Wilfert (since May 21, 2003)
Central Works Council Chairman at
T-Online International AG, Darmstadt

Memberships of other Supervisory Boards:
None

List of investment holdings.

	Name and registered location of company	Held by	Indirect stake (%)	Direct stake (%)	Nominal capital stock	Currency
A.	**Subsidiaries consolidated alongside the parent company (T-Online)**					
1	Atrada Trading Network AG, Nuremberg, Germany			100.00	146,302.09	EUR
2	ATRADA TRADING NETWORK FRANCE SARL, Paris, France	A 33	100.00		8,000.00	EUR
3	Autodom AG, Unterengstringen, Switzerland	A 28	100.00		100,000.00	CHF
4	AutoScout24 Nederland B.V., Amsterdam, Netherlands	A 11	50.99		36,400.00	EUR
5	AutoScout24 AG, Flamatt, Switzerland	A 28	70.00		112,000.00	CHF
	AutoScout24 AG, Flamatt, Switzerland	A 11	30.00			
6	AutoScout24 AS GmbH, Vienna, Austria	A 11	100.00		35,000.00	EUR
7	AutoScout24 Belgium S.A., Brussels, Belgium	A 11	90.00		62,000.00	EUR
8	AutoScout24 Deutschland GmbH, Munich, Germany	A 11	100.00		70,700.00	EUR
9	AutoScout24 Espana S.A., Madrid, Spain	A 11	90.00		153,388.00	EUR
10	AutoScout24 France SAS, Trappes, France	A 11	99.90		76,225.00	EUR
11	AutoScout24 GmbH, Munich, Germany	A 23	92.41		1,269,950.00	EUR
12	AutoScout24 Italia S.R.L., Padua, Italy	A 11	100.00		97,000.00	EUR
13	AutoScout24 Scandinavia A.B., Stockholm, Sweden	A 11	100.00		109,000.00	SEK
14	Congster GmbH, Darmstadt, Germany			100.00	250,000.00	EUR
15	FinanceScout24 AG, Hamburg, Germany	A 23	100.00		728,823.00	EUR
16	FriendScout24 GmbH, Munich, Germany	A 23	100.00		1,500,000.00	EUR
17	ImmoScout24 AG, Flamatt, Switzerland	A 28	99.40		500,000.00	CHF
18	Interactive Media CCSP GmbH, Darmstadt, Germany			100.00	901,000.00	EUR
19	JobScout24 GmbH, Munich, Germany	A 20	100.00		25,000.00	EUR
20	JobScout24 International Holding AG, Baar, Switzerland	A 23	100.00		1,540,000.00	CHF
21	JS24 Holding AG, Baar, Switzerland	A 23	100.00		100,000.00	CHF
22	SCOUT Business Services GmbH, Munich, Germany	A 24	100.00		69,024.00	EUR
23	Scout24 AG, Baar, Switzerland	A 25	100.00		532,081.00	CHF
24	Scout24 GmbH, Munich, Germany	A 25	100.00		75,000.00	DEM
25	Scout24 Holding GmbH, Munich, Germany			100.00	1,000,000.00	EUR
26	Scout24 International Management AG, Baar, Switzerland	A 23	100.00		250,000.00	CHF
27	Scout24 S.L., Madrid, Spain	A 23	100.00		3,006.00	EUR
28	Scout24 Schweiz AG, Baar, Switzerland	A 23	50.10		980,000.00	CHF
29	Scout24 Service GmbH, Darmstadt, Germany			100.00	30,000.00	EUR
30	Scout24 Verwaltungs- und Beteiligungsgesellschaft mbH, Munich, Germany	A 25	100.00		25,000.00	EUR
31	Terravista.pt – Servicios Multimedia, S.A., Lisbon, Portugal	A 40	100.00		5,500.00	EUR
32	„T-Online.at" Internet Service GmbH, Vienna, Austria			100.00	100,000.00	EUR
33	T-ONLINE FRANCE SAS., Paris, France			100.00	4,864,384.00	EUR
34	T-Online Travel GmbH, Darmstadt, Germany			100.00	4,000,000.00	EUR
35	T-Online Venture Fund GmbH & Co. KG, Bonn, Germany			99.00	22,200,000.00	EUR
36	T-Online.ch AG, Zurich, Switzerland			100.00	3,417,111.00	CHF

	Name and registered location of company	Held by	Indirect stake (%)	Direct stake (%)	Nominal capital stock	Currency
37	TopjobsScout24 Schweiz AG, Urdorf, Switzerland	A 21	100.00		600,000.00	CHF
38	TruckScout24 GmbH, Munich, Germany	A 11	60.00		25,000.00	EUR
39	XL AG, Munich, Germany	A 23	100.00		50,000.00	EUR
40	YACOM INTERNET FACTORY, S.A.U., Madrid, Spain			100.00	12,500,000.00	EUR
41	Yacom Travel Markets, S.L., Madrid, Spain	A 40	100.00		323,100.00	EUR
42	Yacom Travel, S.L., Madrid, Spain	A 40	100.00		215,000.00	EUR
B.	**Nonconsolidated subsidiaries**					
1	Atrada Trading Network Limited, Manchester, UK	A 1	100.00		1.00	GBP
2	AutoScout24 d.o.o., Zagreb, Croatia	A 11	75.00		40,000.00	HRK
3	Compendo GmbH, Nuremberg, Germany	A 1	100.00		25,000.00	EUR
4	JobScout24 GmbH (in liquidation), Vienna, Austria	A 20	100.00		100,000.00	EUR
5	topjobs.net.plc (in liquidation), Warrington, UK	A 23	100.00		1,984.00	GBP
6	Top Jobs on the net Ltd. (in liquidation), Warrington, UK	B 5	100.00		11.00	GBP
7	Yaonline Proveedor de Servicios de Internet, S.L., Madrid, Spain	A 40	100.00		3,100.00	EUR
C.	**Associated companies included in the consolidated financial statements**					
1	Absline Multimedia, S.L., Madrid, Spain	A 40	47.50		257,309.58	EUR
2	Bild.T-Online.de AG & Co. KG, Berlin, Germany			37.00	1,000,000.00	EUR
3	Bild.T-Online.de Verwaltungs AG, Berlin, Germany			37.00	50,000.00	EUR
4	buecher.de GmbH & Co. KG, Augsburg, Germany			25.00	500,000.00	EUR
5	buecher.de Verwaltungs GmbH, Augsburg, Germany			25.00	25,000.00	EUR
6	CoreMedia AG, Hamburg, Germany	A 35	27.53		3,756,526.00	EUR
7	gamigo AG, Rheine, Germany	A 35	38.18		122,049.00	EUR
8	HTW Medienhandel Holding GmbH, Munich, Germany	A 35	30.02		300,000.00	EUR
9	Immobilien Scout GmbH, Berlin, Germany	A 23	33.11		282,100.00	DEM
10	Store Alcala 76, S.L., Madrid, Spain	A 40	50.00		4,920.00	EUR
11	TN Transport-Network GmbH (in liquidation), Abstatt, Germany	A 11	30.00		25,000.00	EUR
D.	**Other investment holdings**					
1	Grouper Networks, Inc., Wilmington, DE, USA	A 35	10.07		15,511.12	USD
2	Immovista AG, Zurich, Switzerland	A 17	13.33		150,000.00	CHF
3	MessageVine, Inc, Wilmington, DE, USA	A 35	4.60		19,701.11	USD
4	Net263 Holdings Ltd., George Town, Cayman Islands	A 35	1.48		46,172.41	USD
5	nova ratio AG, Hundsdorf, Germany	A 35	7.15		613,762.00	EUR

Financial calendar.

- **Shareholders' Meeting May 4, 2006***
- **Group Report January 1 to March 31, 2006: May 10, 2006***
- **Group Report January 1 to June 30, 2006: August 9, 2006***
- **Group Report January 1 to September 30, 2006: November 8, 2006***

* preliminary date (any changes will be announced at www.t-online.net/ir).

Publication details.

T-Online International AG
P.O. Box 10 11 52
D-64295 Darmstadt

Corporate Communications.
Phone: +49 (0)6151 680-2210
Fax: +49 (0)6151 680-2219
Internet: www.t-online.net

Investor Relations.
Phone: +49 (0)6151 680-2929
Fax: +49 (0)6151 680-299
E-Mail: ir@t-online.net

Concept and Production.
Kirchhoff Consult AG, Hamburg

Printing.
G. Peschke Druckerei GmbH, Munich
Printed on chlorine-free paper.

Photographs.
Jim Rakete
Portrait of Mr. Ricke: Deutsche Telekom

K-Nr.: 641 260 327 (German)
K-Nr.: 641 260 328 (English)

Date of publication:
March 1, 2006

English version.
Burton, Münch & Partner, Düsseldorf

The German version of this Annual Report is legally binding. German and English online versions are availabe on the Web at www.t-online.net.

Glossary.

The following explanatory notes are not intended as technical definitions but are meant to assist the reader in general in comprehending some of the terms used in this Report.

Access. Access refers to access to the Internet.

ARPU. Average Revenue per User.

B2B. Business-to-business: Internet processes that allow companies to transact online with their business associates or suppliers.

B2C. Business-to-consumer: Internet processes that include e-commerce and online shopping geared to private consumers (as opposed to B2B).

Broadband services. Service which offers users swift digital transmission rates (in the Mbit/s scale) and/or broadband analog transmission (MHz).

Community. A group of Internet users who are all interested in the same themes.

Computer virus. Program which can enter computer networks unnoticed by users, and can cause damage to a large number of computers. Worms, Trojan horses, and the like are all types of virus.

Content. The contents of a Web site, for example, text, graphics or multimedia items.

CPM. Short for "cost per mille." An advertising term for the price of an online item such as advertising space measured per thousand page impressions.

Double play. Designation for combined offerings made up of two components such as Internet access and communications services (Internet telephony).

Download. A "download" is a set of files or programs procured through the Internet or another computer network, whereby the data from another computer is copied onto the computer receiving.

DSL. Digital Subscriber Line, a sophisticated technology for high-speed data transmission via copper wires. Also known as "technology for the last mile", since it can be used to transport data from existing networks to the subscriber's premises.

EBITDA. Earnings before interest, taxes, depreciation and amortization.

E-commerce. Electronic commerce.

Home page. The document which appears when you click a specific Internet address.

Hosting. The term applies to an ISP which offers its clients memory space on its servers.

Mailbox. A mailbox is an electronic mail box or pigeon hole where incoming e-mails are kept for collection by the owner of the box.

Modem. Hardware which enables the transmission of data from one computer to another via an analog data transmission line, usually the phone line.

Page impressions. In Germany the unit of measurement for viewing hits by random users on a Web site which may be carrying ads. It provides the yardstick for use of an individual Web site. There is currently no international standardized, exact definition for this; PageView data on international Web sites are therefore not necessarily equivalent to the page impression figures for German Web sites.

Portal site. Central point of entry to the Internet with an intelligent and personalized user interface that helps online customers navigate the content offered.

Shop/Shopping. Web site where the user can conclude purchasing transactions through e-commerce.

Streaming. Streaming is a way of transmitting multimedia files so that playback, e.g. of videos, begins as the first data packets arrive.

Search engine. Automatic programs which cover Internet contents and offer them to the user in the form of a database.

Triple play. Designation for combined offerings made up of three components such as Internet access, communications services (Internet telephony) and entertainment services (Internet TV).

Voice over IP. Voice over Internet Protocol.

WLAN. Wireless Local Area Network, the technology behind wireless Internet.

T-Online International AG.

Selected investments.

Majority holdings.

99%	T-Online Venture Fund GmbH & Co. KG, Bonn
100%	Scout24 Holding GmbH, Munich
100%	T-Online Travel GmbH, Darmstadt
100%	Interactive Media CCSP GmbH, Darmstadt
100%	Scout24 Service GmbH, Darmstadt
100%	Atrada Trading Network AG, Nuremberg
100%	Congster GmbH, Darmstadt
100%	„T-Online.at" Internet Service GmbH, Vienna
100%	T-Online.ch AG, Zurich
100%	Yacom Internet Factory S.A.U., Madrid
100%	T-Online France S.A.S., Paris

Minority holdings.

25%	buecher.de Verwaltungs GmbH, Augsburg
25%	buecher.de GmbH & Co. KG, Augsburg
37%	Bild.T-Online.de AG & Co. KG, Berlin
37%	Bild.T-Online.de Verwaltungs AG, Berlin



